Exhibit 10.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

SPIRE MIDSTREAM LLC

a Missouri limited liability company

and

SUBTERRA ENERGY HOLDINGS, LLC

a Delaware limited liability company,

Dated as of April 14, 2026

Page

Article 1 DEFINITIONS		1
1.1	Definitions	1
1.2	Interpretations	2
Article 2 THE TRANSACTION; PURCHASE PRICE		3
2.1	Sale and Purchase	3
2.2	Purchase Price	3
2.3	Closing Adjustment	4
2.4	Post-Closing Adjustment.	4
2.5	Intended Tax Treatment; Allocation of Purchase Price	6
Article 3 REPRESENTATIONS AND WARRANTIES REGARDING SELLER		7
3.1	Organization; Qualification	7
3.2	Authority; Enforceability	8
3.3	Non-Contravention	8
3.4	Governmental Approvals	8
3.5	Legal Proceedings; Orders	9
3.6	Ownership of Purchased Interests	9
3.7	Brokerage Fees	9
Article 4 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY GROUP		9
4.1	Organization; Qualification	9
4.2	Non-Contravention	10
4.3	Governmental Approvals	10
4.4	Ownership of the Subsidiary Interests	10
4.5	Capitalization	10
4.6	Legal Proceedings; Orders	11
4.7	Absence of Certain Changes	11
4.8	Financial Statements; No Undisclosed Liabilities	11
4.9	Permits	13
4.10	Indebtedness	13
4.11	Taxes	13
4.12	Compliance with Applicable Laws	15
4.13	Real Property	15
4.14	Tangible Personal Property; Sufficiency of Assets	17
4.15	Material Contracts.	17
4.16	Employee and Benefits Representations	20
4.17	Environmental Matters	24
4.18	FERC Matters	24
4.19	Intellectual Property, Information Technology and Data Security	25
4.20	Base Gas	26
4.21	Capital Commitments	26
4.22	Affiliate Contracts	26

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(continued)

Page

4.23	Insurance	27
4.24	Records	27
4.25	Bank Accounts	27
4.26	Customers and Suppliers	27
4.27	Government Contracts	28
4.28	Sanctions Compliance; Anti-Corruption; Anti-Money Laundering	28
Article 5 REPRESENTATIONS AND WARRANTIES OF BUYER		29
5.1	Organization; Qualification	29
5.2	Authority; Enforceability	29
5.3	Non-Contravention	30
5.4	Governmental Approvals	30
5.5	Financial Ability; Source of Funds.	30
5.6	Legal Proceedings	31
5.7	Brokerage Fees	32
5.8	Nature of Investment	32
5.9	Independent Investigation	32
5.10	Sanctions Compliance; Anti-Corruption; Anti-Money Laundering	33
Article 6 COVENANTS OF THE PARTIES		33
6.1	Conduct of Business	33
6.2	Access to Information	38
6.3	Books and Records	40
6.4	Indemnification of Officers, Directors, Employees and Agents	41
6.5	Governmental Approvals; Other Regulatory Matters.	42
6.6	Efforts to Close; Third Party Consents	43
6.7	Employee Matters	44
6.8	Public Announcements	46
6.9	Expenses	47
6.10	R&W Policy	47
6.11	Financing Cooperation of Seller	48
6.12	Removal of Retained Marks; Name Change	51
6.13	Confidentiality	52
6.14	Replacement or Cancellation of Financial Guaranties	53
6.15	Insurance	54
6.16	Exclusivity	54
6.17	Termination of Affiliate Contracts; Intercompany Balances	55
6.18	Disclaimers; Certain Limitations	55
6.19	Release	56
6.20	Casualty Loss; Wrong Pockets	57
6.21	Restrictive Covenants	58
Article 7 CONDITIONS TO CLOSING		60
7.1	Conditions to Obligations of Each Party	60

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(continued)

Page

7.2	Conditions to Obligations of Buyer	60
7.3	Conditions to Obligations of Seller	61
Article 8 CLOSING		61
8.1	Closing	61
8.2	Closing Deliveries by Seller	62
8.3	Closing Deliveries by Buyer	62
Article 9 TERMINATION		63
9.1	Termination Rights	63
9.2	Effect of Termination	64
Article 10 TAX MATTERS		65
10.1	Filing of Tax Returns; Payment of Taxes	65
10.2	Tax Allocation	65
10.3	Cooperation	66
10.4	Transfer Taxes	66
10.5	Tax Refunds	66
10.6	Tax Proceedings	66
10.7	Certain Tax Actions	67
Article 11 Survival; Exclusive remedy; Waiver of Damages		67
11.1	Survival.	67
11.2	Exclusive Remedy	68
11.3	Waiver of Damages	68
Article 12 MISCELLANEOUS		69
12.1	Notices	69
12.2	Entire Agreement	70
12.3	Amendment and Waiver	70
12.4	Binding Effect; Assignment; No Third Party Benefit	70
12.5	Severability	71
12.6	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	71
12.7	Specific Performance	71
12.8	Time of the Essence	73
12.9	Further Assurances	73
12.10	Disclosure Schedules	73
12.11	Counterparts and Electronic Signatures	73
12.12	Non-Recourse	73
12.13	Legal Representation	74
12.14	Privileged Communications	74

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Exhibits:

Exhibit A Definitions

Exhibit B Form of Assignment of Purchased Interests

Exhibit C Form of Transition Services Agreement

Exhibit D R&W Binder Agreement

Exhibit E Accounting Principles

Exhibit F Severance Payment

Attachments:

Attachment 1 Seller Disclosure Schedules

Attachment 2 Buyer Disclosure Schedules

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT is entered into as of April 14, 2026 (the “Execution Date”), by and between Spire Midstream LLC, a Missouri limited liability company (“Seller”) and Subterra Energy Holdings, LLC, a Delaware limited liability company (“Buyer”). Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

RECITALS

WHEREAS, Seller owns one hundred percent (100%) of the issued and outstanding equity interests (the “Purchased Interests”) in Belle Butte LLC, a Missouri limited liability company (the “Company”);

WHEREAS, the Company owns one hundred percent (100%) of the outstanding equity interests in (i) Spire Storage West LLC, a Delaware limited liability company (“Storage West”) and (ii) Spire Storage Salt Plains LLC, a Delaware limited liability company (“Salt Plains”, and together with Storage West, each a “Subsidiary” and collectively, the “Subsidiaries”, and together with the Company, the “Company Group”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Seller to enter into this Agreement, Buyer is delivering to Seller the (i) Equity Commitment Letters and (ii) a written guaranty (the “Guaranty”) with respect to certain of Buyer’s obligations hereunder by the Buyer Fund (as defined herein);

WHEREAS, Storage West owns and operates an underground natural gas storage facility located in Uinta County, Wyoming (the “Storage West Facility”), and Salt Plains owns and operates an underground natural gas storage facility located in Grant County, Oklahoma (the “Salt Plains Facility” and together with the Storage West Facility, the “Facilities” and each individually, a “Facility”); and

WHEREAS, subject to the terms and conditions of this Agreement, Seller desires to sell, assign, transfer and convey to Buyer, and Buyer desires to purchase and acquire from Seller, the Purchased Interests.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

Article 1
DEFINITIONS

1.1 Definitions. Capitalized terms (whether in all capital letters or initial capital letters) used in this Agreement, but not defined in the body of this Agreement, shall have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.

1.2 Interpretations. The following rules of construction shall apply to the interpretation of this Agreement:

(a) the terms “herein,” “hereof,” “hereby” and “hereunder,” or other similar terms, refer to this Agreement as a whole (including all Exhibits and Attachments attached hereto) and not to any particular Article, Section, subsection or other subdivision of, or Exhibit or Attachment to, this Agreement unless expressly so limited;

(b) unless otherwise indicated herein, references to (i) Articles, Sections, Exhibits, Attachments and other subdivisions refer to the Articles, Sections, Exhibits, Attachments and other subdivisions of this Agreement and (ii) the Seller Disclosure Schedules or Buyer Disclosure Schedules and the Schedules and other subdivisions thereof refer to the Seller Disclosure Schedules or Buyer Disclosure Schedules, as applicable, attached to this Agreement and the Schedules and other subdivisions thereof;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(d) no consideration shall be given to the captions of the articles, sections, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in the construction thereof;

(e) the word “or” is not exclusive, and the word “includes” and its syntactical variants mean “includes, but is not limited to,” and corresponding syntactical variant expressions;

(f) the words “shall” and “will” are used interchangeably herein unless the context requires otherwise;

(g) the plural shall be deemed to include the singular, and vice versa;

(h) (i)the terms “day” and “days” mean and refer to calendar day(s), (ii) the terms “month” and “months” mean and refer to calendar month(s), (iii) the terms “year” and “years” mean and refer to calendar year(s) and (iv) if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be deferred until the next Business Day;

(i) all references to “$” or “Dollars” shall be deemed references to United States Dollars;

(j) each Exhibit and Attachment to this Agreement is a part of this Agreement and incorporated herein for all purposes (including in the corresponding Sections, if applicable), but if there is any conflict or inconsistency between the main body of this Agreement and any Exhibit or Attachment, the provisions of the main body of this Agreement shall prevail;

(k) any reference in this Agreement to a statute refers to the statute, any amendments or successor legislation thereto, and all regulations promulgated thereunder, as in effect at the relevant time, and any reference to a Contract, instrument or other document as of a given date means the Contract, instrument or other document as amended, supplemented, and modified from time to time through such date;

(l) any reference in this Agreement to information or documents having been “made available,” “delivered,” “furnished,” “provided,” or words of similar import with respect to Buyer shall mean such information has been made available in the Data Room at least one (1) Business Day prior to the Execution Date;

(m) pronouns in masculine, feminine or neuter genders shall be construed to include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, in each case, unless the context otherwise requires;

(n) any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 11:59 p.m. central time on the last day of such time period;

(o) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean “if”; and

(p) each representation and warranty in this Agreement is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

Article 2
THE TRANSACTION; PURCHASE PRICE

2.1 Sale and Purchase. At the Closing, subject to the terms and conditions in this Agreement, Seller shall sell, assign, convey and transfer to Buyer, and Buyer shall purchase and accept from Seller, the Purchased Interests.

2.2 Purchase Price. The purchase price for the Purchased Interests shall be six hundred and fifty million Dollars ($650,000,000) (the “Base Purchase Price”), as adjusted in accordance with Section 2.3 and Section 2.4 (as so adjusted, the “Purchase Price”) and subject to allocation in accordance with Section 2.5, which shall be payable as follows:

(a) the portion of the Purchase Price constituting the Closing Payment shall be paid at the Closing pursuant to Section 8.3(a);

(b) any Deficiency Amount or Excess Amount (if any) shall be paid at the times set forth in and pursuant to Section 2.4; and

(c) in the event the Closing occurs, fifty million dollars ($50,000,000.00) (the “Deferred Consideration”) shall be paid in full, without any right of set-off or deduction, by (or on behalf of) Buyer to Seller no later than September 30, 2027, by wire transfer of immediately available funds to a bank account or accounts to be designated in writing by Seller not less than two (2) Business Days prior to such payment.

2.3 Closing Adjustment. Not later than five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement (the “Pre-Closing Statement”) setting forth in reasonable detail Seller’s good-faith estimate of each of (a) the Closing Cash, (b) the Closing Working Capital, (c) the Closing Indebtedness, (d) the Company Transaction Expenses, (e) the Base Gas Adjustment Amount, (f) the Closing Adjustment Amount (the “Estimated Closing Adjustment Amount”), and (g) the resulting Closing Payment, in each case, together with reasonable supporting documentation and calculated in accordance with the applicable definitions set forth in this Agreement and the Accounting Principles. Buyer shall have the opportunity to review and comment on the Pre-Closing Statement, and the Parties will work together in good faith to resolve any questions, comments or disputes related to such statement. From and after the delivery of the Pre-Closing Statement, Seller shall provide Buyer and its Representatives reasonable access during normal business hours (with reasonable advance notice) to Seller’s and the Company Group’s Representatives, employees and to Seller’s and the Company Group’s books and records to the extent reasonably necessary for Buyer to review the Pre-Closing Statement and shall reasonably cooperate with Buyer as may be reasonably requested by Buyer for purposes of Buyer’s and its Representatives’ review of the Pre-Closing Statement; provided, that such access shall not unreasonably interfere with any of the businesses or operations of Seller or any of its Subsidiaries. In the event that, prior to Closing, Buyer notifies Seller in writing of any proposed modifications to the contents of the Pre-Closing Statement, Seller will consider in good faith any modifications thereto proposed by Buyer and reflect any mutually agreed upon modifications in the Pre-Closing Statement; provided, however, that in the event any question, comment or dispute remains unresolved as of the Closing Date, the amounts set forth in the Pre-Closing Statement provided by Seller pursuant to this Section 2.3 shall, for the purposes of payments made at the Closing, prevail, adjusted as agreed by Seller and Buyer for any questions, comments or disputes raised by Buyer.

2.4 Post-Closing Adjustment.

(a) Calculation of Adjustments. As promptly as practicable after the Closing Date, and in any event not later than one hundred and eighty (180) days after the Closing Date, Buyer shall deliver to Seller a statement (the “Post-Closing Statement”) setting forth in reasonable detail Buyer’s good-faith calculation of each of (A) the Closing Cash, (B) the Closing Working Capital, (C) the Closing Indebtedness, (D) the Company Transaction Expenses, (E) the Base Gas Adjustment Amount, (F) the Closing Adjustment Amount, and (G) the resulting Purchase Price, in each case, together with reasonable supporting documentation and calculated in accordance with the applicable definitions set forth in this Agreement and the Accounting Principles. From and after the delivery of the Post-Closing Statement until the end of the Review Period, Buyer shall provide Seller and its Representatives reasonable access during normal business hours (with reasonable advance notice) to Buyer’s and the Company Group’s Representatives, employees and to Buyer and the Company Group’s books and records to the extent reasonably requested and reasonably necessary for Seller to review the Post-Closing Statement; provided, that such access shall not unreasonably interfere with any of the businesses or operations of Buyer or any of its Subsidiaries.

(b) Dispute Procedures. The Post-Closing Statement shall become final and binding on Seller and Buyer for all purposes of this Agreement on the sixtieth (60th) day following the date the Post-Closing Statement is delivered to Seller (such sixty (60) day period, the “Review Period”), unless prior to the end of the Review Period Seller delivers written notice to Buyer of its disagreement setting forth in reasonable detail all of Seller’s specific disagreements with the items, matters or amounts set forth in the Post-Closing Statement (each such disputed item, a “Disputed Amount”) and the reasons therefor, together with Seller’s proposed changes thereto, including calculations and an explanation in reasonable detail of the basis on which Seller proposes such changes (such notice, an “Objection Notice”); provided, that Seller may not dispute the accounting principles, practices, methodologies and policies used in preparing the Post-Closing Statement unless they are inconsistent with the applicable definitions set forth in this Agreement or the Accounting Principles. Seller shall be deemed to have agreed with and irrevocably accepted any and all items and amounts contained in the Post-Closing Statement that are not specifically identified as disputed items in the Objection Notice. If Seller timely delivers an Objection Notice, then Seller and Buyer shall use their good-faith efforts to reach agreement on the disputed items set forth therein during the thirty (30) day period following the delivery of the Objection Notice to Buyer, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.

(c) Independent Accountants. If Seller and Buyer have not resolved the disputed items by the thirtieth (30th) day following Buyer’s receipt of an Objection Notice pursuant to Section 2.4(b) (such period, the “Resolution Period”), then each of the Disputed Amounts set forth in the Objection Notice may be submitted by Buyer or Seller to the Independent Accountants for resolution at any time within ten (10) Business Days after the end of the Resolution Period. The Independent Accountants shall act as an expert and not as an arbitrator for the limited purpose of determining any unresolved Disputed Amounts and the final Purchase Price, as calculated in accordance with the definition and components thereof and the Accounting Principles. In making such determination, the Independent Accountants shall consider only any Disputed Amounts that remain unresolved by the end of the Resolution Period. Buyer and Seller shall instruct the Independent Accountants to render their determination as soon as practicable and, in any event, within thirty (30) days of their engagement, or such other, longer period that the Independent Accountants shall determine with the written consent of Seller and Buyer. Within ten (10) days following the engagement of the Independent Accountants, Buyer and Seller shall deliver to the Independent Accountants and Buyer or Seller, as applicable, (i) the Objection Notice and such work papers (subject to executing any customary access letters), invoices and other reports and information relating thereto as the Independent Accountants may request and (ii) Buyer’s or Seller’s, as applicable, proposed resolution of the unresolved Disputed Amounts and any supporting materials to justify such resolution (the foregoing items (i) and (ii) together forming Buyer’s or Seller’s, as applicable, “Submission”). The Independent Accountants shall not conduct a formal evidentiary hearing and neither Party may have any ex parte communications with the Independent Accountants concerning the Independent Accountants’ determination of the unresolved Disputed Amounts without the prior written consent of the other Party. The Independent Accountants’ determination shall be limited solely to resolution of the unresolved Disputed Amounts in accordance with this Section 2.4. In no event shall any Disputed Amount, as determined by the Independent Accountants, be more favorable to Buyer than reflected on the Post-Closing Statement prepared by Buyer or more favorable to Seller than shown in the proposed changes delivered by Seller pursuant to its Objection Notice. The fees and expenses of the

Independent Accountant (if any) shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage that the aggregate Disputed Amounts not awarded to Seller or Buyer, respectively, bear to the aggregate Disputed Amounts.

(d) Binding Effect. If an Objection Notice is timely given pursuant to Section 2.4(b), the Purchase Price shall be deemed determined on the date that the Independent Accountants give notice to Seller and Buyer of their determination regarding the unresolved Disputed Amounts, or, if earlier, the date on which Seller and Buyer agree in writing on the amount of Closing Adjustment Amount. Any determination of unresolved Disputed Amounts and the final Purchase Price by the Independent Accountants, as calculated in accordance with the definition and components thereof, the Accounting Principles and the foregoing provisions of this Section 2.4 shall be final and binding upon Seller and Buyer for all purposes of this Agreement, absent fraud or manifest error. The Closing Adjustment Amount as finally determined in accordance with this Section 2.4(b) or this Section 2.4(d), as applicable, shall be referred to as the “Final Adjustment Amount”.

(e) Payments. If the Final Adjustment Amount exceeds the Estimated Closing Adjustment Amount (the absolute value of such amount, a “Deficiency Amount”), then Buyer shall pay (or cause to be paid) to Seller an amount equal to the Deficiency Amount. If the Closing Adjustment Amount is less than the Estimated Closing Adjustment Amount (the absolute value of such amount, an “Excess Amount”), then Seller shall pay to Buyer an amount equal to the Excess Amount. Any payment required pursuant to this Section 2.4 shall be made within five (5) Business Days after the date the Final Adjustment Amount and the Purchase Price are deemed to be finally determined pursuant to Section 2.4(b) or 2.4(d), as the case may be, and shall be made by wire transfer of immediately available funds to a bank account or accounts to be designated in writing by the Party receiving such payment not less than two (2) Business Days prior to such payment.

2.5 Intended Tax Treatment; Allocation of Purchase Price.

(a) For U.S. federal income tax purposes, Seller and Buyer intend that the purchase and sale of the Purchased Interests shall constitute a purchase and sale of all of the assets of the Company Group for U.S. federal income tax purposes (the “Intended Tax Treatment”).

(b) Seller shall prepare and deliver to Buyer, no later than thirty (30) days after the date on which the Purchase Price is finally determined in accordance with the provisions set forth in Section 2.4, a draft allocation of the Base Purchase Price (taking into account any other items constituting consideration for U.S. federal income Tax purposes (to the extent known at such time)), in the aggregate, among the assets of the Company Group in a manner consistent with  Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Buyer shall review and provide any comments to such Allocation within thirty (30) days of its receipt thereof. Seller shall consider Buyer’s timely comments (if any) in good faith and the Parties shall negotiate to resolve any disputes with respect thereto.

(c) If Buyer and Seller reach an agreement with respect to the Allocation, (i) Buyer and Seller shall use commercially reasonable efforts to update the Allocation in accordance with Section 1060 of the Code following any adjustment to the purchase consideration for Tax purposes pursuant to this Agreement, and (ii) Buyer and Seller shall, and shall cause their respective Affiliates to, report consistently with the Allocation, as adjusted, on all applicable Tax Returns, including IRS Form 8594, which Buyer and Seller shall timely file with the IRS, unless otherwise required by a change in applicable Law occurring after the date the Parties agree to the allocation; provided, however, that (A) if Buyer and Seller cannot mutually agree on the Allocation, each Party shall be entitled to determine its own allocation and file its IRS Form 8594 consistent therewith and (B) neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax Proceeding in connection with such allocation. Seller and Buyer shall promptly inform one another in writing of any Tax Proceeding related to the matters in this Section 2.5 and consult and keep one another informed with respect to the status of such Tax Proceeding.

2.6 Withholding. Notwithstanding any other provision of this Agreement, Buyer shall have the right to deduct and withhold (or cause to be deducted and withheld) all Taxes required under applicable Tax Law to be deducted or withheld from any payments to be made hereunder. If Buyer determines that any deduction or withholding is required under applicable Tax Law, Buyer shall use commercially reasonable efforts to provide five (5) days’ written notice to the Person from which such amounts are to be deducted or withheld of Buyer’s intent to deduct or withhold (except in the case of any obligation to deduct or withhold (a) in respect of any payments of Company Transaction Expenses in the nature of compensation or (b) resulting from Seller’s failure to deliver the documentation required by Section 8.2(e)). Buyer shall reasonably cooperate with the Person subject to such deduction or withholding to reduce or eliminate such deduction or withholding obligation to the extent permitted by applicable Tax Law. Any amounts so deducted or withheld and paid over to the appropriate Governmental Entity shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article 3
REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Subject to the other terms and conditions of this Agreement and the exceptions and matters set forth on the Seller Disclosure Schedules, Seller hereby represents and warrants to Buyer as of the Execution Date as follows:

3.1 Organization; Qualification. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Missouri and has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which it is, or will be, a party or to materially impair its ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.2 Authority; Enforceability.

(a) Seller has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of the Transaction Documents to which it is, or will be, a party, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all requisite limited liability company action of Seller.

(b) The Transaction Documents to which Seller is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Seller is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law) (collectively, “Creditors’ Rights”).

3.3 Non-Contravention. The execution, delivery and performance of the Transaction Documents to which Seller is, or will be, a party by Seller and the consummation by Seller of the transactions contemplated hereby or thereby does not and will not: (a) conflict with, violate or result in any breach of any provision of the Organizational Documents of Seller; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, conflict with, violate, require any authorization, consent, approval or notice, result in a loss of a material benefit to which a member of the Company Group is entitled or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice or passage of time or both) under, any of the terms, conditions or provisions of any material Contract or permit to which Seller is a party or by which any property or asset of Seller is bound or affected; or (c) except for any Governmental Approvals, create a material violation of any Law to which Seller is subject or by which any of Seller’s properties or assets is bound, except, in the cases of clauses (b) and (c), for such defaults or rights of termination, cancellation, amendment or acceleration or violations as would not reasonably be expected to prevent or materially delay the consummation by Seller of the transactions contemplated by the Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.4 Governmental Approvals. No Governmental Approval is necessary for the consummation by Seller of the transactions contemplated by the Transaction Documents to which it is, or will be, a party, other than (a) in respect of the Required Regulatory Approvals; and (b) such other declarations, filings, registrations, notices, authorizations, consents or approvals that (i) are customarily made or obtained after the consummation of transactions similar to the Closing and are not, individually or in the aggregate, material to the Business or, (ii) if not obtained or made, would not reasonably be expected to prevent or materially delay the consummation by Seller of the transactions contemplated by the Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

3.5 Legal Proceedings; Orders. (a) There are no Proceedings pending or, to Seller’s Knowledge, threatened, against Seller and (b) there is no judgment, order, writ, injunction, or decree of any Governmental Entity binding upon Seller or to which Seller or any of its assets or properties are subject, that, in the cases of clauses (a) and (b), would, individually or in the aggregate, reasonably be expected to materially delay the consummation by Seller of the transactions contemplated by the Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under this Agreement or the Transaction Documents to which it is, or will be, a party.

3.6 Ownership of Purchased Interests. Seller has good and valid title to the Purchased Interests, free and clear of all Encumbrances other than (a) Encumbrances set forth on Schedule 3.6(a) of the Seller Disclosure Schedules, (b) any transfer restrictions imposed by federal or state securities Laws, (c) any transfer restrictions set forth in the Organizational Documents of the Company, and (d) Encumbrances created by this Agreement.

3.7 Brokerage Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates for which Buyer or the Company Group (following the Closing) shall have any responsibility.

Article 4
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY GROUP

Subject to the other terms and conditions of this Agreement and the exceptions and matters set forth on the Seller Disclosure Schedules, Seller hereby represents and warrants to Buyer as of the Execution Date (other than representations and warranties made as of another specified date, in which case, as of such specified date) as follows:

4.1 Organization; Qualification. Each member of the Company Group is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each member of the Company Group has all requisite limited liability company power and authority to own, lease and operate the assets and properties it now owns, leases or operates and to carry on the Business and where such assets and properties are now owned, leased or operated and such Business is now conducted, and each is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the Business makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, (a) be material to the Business (taken as a whole) or (b) materially impair the Business' ability to operate in the ordinary course (taken as a whole). Seller has made available to Buyer true and complete copies of the Organizational Documents of each member of the Company Group then in effect as of the Execution Date.

4.2 Non-Contravention. The execution, delivery and performance of the Transaction Documents by Seller or any member of the Company Group and the consummation of the transactions contemplated hereby or thereby does not and will not: (a) result in any breach of any provision of the Organizational Documents of any member of the Company Group; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, conflict with, violate, require any authorization, consent, approval or notice, result in a loss of a material benefit to which a member of the Company Group or the Business is entitled or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under, any of the terms, conditions or provisions of any Material Contract or Permit to which any member of the Company Group is a party or by which any property or asset of any member of the Company Group is bound or affected; (c) except for any requisite Governmental Approvals described in Section 4.3, create a material violation of any Law to which any member of the Company Group is subject or by which any member of the Company Group’s properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Encumbrance (other than Permitted Encumbrances) on any asset of the Company Group, except, in the cases of clauses (b), (c) and (d) for such defaults or rights of termination, cancellation, amendment or acceleration, violations or Encumbrances, as would not individually or in the aggregate, reasonably be expected to be material to the Business.

4.3 Governmental Approvals. No Governmental Approval needs to be obtained by any member of the Company Group for the consummation by the Company Group of the transactions contemplated by the Transaction Documents to which any member of the Company Group is, or will be, a party, other than (a) in respect of the Required Regulatory Approvals; and (b) such other declarations, filings, registrations, notices, authorizations, consents or approvals that are customarily made or obtained after the consummation of transactions similar to the Closing and are not, individually or in the aggregate, material to the Business.

4.4 Ownership of the Subsidiary Interests. The Company has good and valid title to all of the outstanding equity interests in Storage West and Salt Plains (collectively, the “Subsidiary Interests”), free and clear of all Encumbrances, other than (a) Encumbrances set forth on Schedule 4.4(a) of the Seller Disclosure Schedules, (b) any transfer restrictions imposed by federal or state securities Laws, (c) any transfer restriction set forth in the Organizational Documents of the applicable Subsidiary, and (d) Encumbrances created by this Agreement. Other than the Subsidiaries, neither the Company nor any Subsidiary has any direct or indirect investment or interest in or control over any Person.

4.5 Capitalization.

(a) The Purchased Interests, all of which are owned by Seller (subject to Section 3.6), represent all of the issued and outstanding limited liability company interests in the Company, and the Subsidiary Interests, all of which are owned by the Company (subject to Section 4.4), represent all of the issued and outstanding limited liability company interests in the Subsidiaries.

(b) Except as set forth in the Organizational Documents of any member of the Company Group, there are no outstanding or authorized (i) securities of any member of the Company Group convertible into or exchangeable for, or the value of which is measured by reference to, shares or other equity interests or voting securities of any member of the Company Group, (ii) options, warrants, or other rights to acquire from Seller or any member of the Company Group, and neither Seller nor any member of the Company Group has any obligation to issue or sell, any shares or other equity interest or voting securities of any member of the Company Group or any securities convertible into or exchangeable for such shares or other equity interest or voting securities, other than the rights of Buyer to acquire the Purchased Interests pursuant to this Agreement or (iii) any phantom stock, stock appreciation, profit participation or other equity equivalents or other similar rights of or with respect to any member of the Company Group. Neither Seller nor any member of the Company Group is a party to any agreements, arrangements or commitments obligating Seller or any member of the Company Group, as applicable, to grant, deliver or sell, or cause to be granted, delivered or sold, the Purchased Interests or the Subsidiary Interests, by sale, lease, license or otherwise, other than this Agreement and the Organizational Documents of any member of the Company Group. Except as set forth in the Organizational Documents of any member of the Company Group, there are no outstanding contractual obligations of any member of the Company Group to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights. There are no voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to any of the equity interests of any member of the Company Group.

(c) All of the Purchased Interests and the Subsidiary Interests were either issued to, purchased by or transferred to Seller or a member of the Company Group (as applicable) in compliance with any preemptive or similar rights, and to the extent purchased by or transferred to Seller or a member of the Company Group (as applicable), all of the Purchased Interests were so purchased or transferred in compliance with all applicable federal or state securities Laws.

4.6 Legal Proceedings; Orders. There are no, and in the past three (3) years there have been no, Proceedings pending or, to Seller’s Knowledge, threatened against Seller (with respect to the Business) or against any member of the Company Group or any of their respective assets or properties that have not been fully resolved without any outstanding material liability or ongoing obligations owed by the Company Group, and there is no judgment, ruling, order, writ, injunction, or decree of any Governmental Entity binding upon any member of the Company Group, or to which any member of the Company Group, or any of their respective assets or properties, is subject that, in each case, would reasonably be expected to, individually or in the aggregate, be material to the Company Group (taken as a whole).

4.7 Absence of Certain Changes. Since the Balance Sheet Date, there has not been any event, occurrence or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Except for customary actions taken in connection with efforts related to the sale process for the sale of the Purchased Interests, from the Balance Sheet Date, each member of the Company Group has (a) conducted the Business in all material respects in the ordinary course consistent with past practice and (b) not taken or failed to take any action that would have been a breach of Section 6.1, if such covenants had been in effect and binding on the Company Group as of and since the Balance Sheet Date.

4.8 Financial Statements; No Undisclosed Liabilities.

(a) Schedule 4.8(a) of the Seller Disclosure Schedules sets forth true, accurate and correct copies of (collectively, the “Financial Statements”): (i) the unaudited consolidated balance sheets of each Subsidiary each as of September 30, 2024 and September 30, 2025 and the related consolidated statements of income for the year then ended; and (ii) the unaudited consolidated balance sheet as of December 31, 2025 (the “Balance Sheet Date”) and the related consolidated statements of income of each Subsidiary and the Company for the three (3)-month period then-ended. The Financial Statements (x) were prepared in accordance with GAAP, consistently applied as of the dates for the periods presented and (y) fairly present, in all material respects, the consolidated financial position and results of operations of each Subsidiary as of the respective dates thereof and for the respective periods covered thereby, except as may be stated therein or in the notes thereto and subject, however to normal year-end adjustments and the absence of footnotes. The Company Group has no Liabilities of the type required to be reflected on a balance sheet prepared in accordance with GAAP, except for Liabilities (i) reflected or reserved against or otherwise expressly disclosed in the Financial Statements, (ii) incurred in the ordinary course of business since the Balance Sheet Date (none of which is a Liability that relates to or arises from the breach of any Contract, tort, infringement, misappropriation, violation of applicable Law), (iii) incurred in connection with the negotiation and documentation of the transactions contemplated by this Agreement, which are expressly required by the terms of this Agreement or are (or would be if unpaid as of Closing) Company Transaction Expenses or (iv) that would not individually or in the aggregate, be material to the Company Group (taken as a whole).

(b) With respect to the Business, there are no, and in the past two (2) years there have not been any, significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which would be reasonably expected to adversely affect any member of the Company Group’s (and to the extent relevant Seller and its Affiliates) ability to record, process, summarize and report financial information. In the past two (2) years, neither Seller nor any member of the Company Group has identified nor has been advised by the Company Group’s auditors of any fraud or allegation of fraud, whether or not material, that involves the management of the Company Group, the Business or any other Person who has a material role in the preparation and maintenance of the Company Group’s or the Business’ internal controls over financial reporting.

(c) The Financial Statements accurately reflect the accounts receivable of the Company Group in all material respects as of the date thereof in accordance with GAAP and none of such accounts receivable are subject to any material set offs, counterclaims, credits or other offsets. Since the Balance Sheet Date, the accounts receivable of the Company Group have arisen in the ordinary course of business from bona fide transactions involving the sale of goods or products or the rendering of services, in all material respects. No Person has any Encumbrances (other than Permitted Encumbrances) on any accounts receivable of the Company Group or any part thereof, and except as set forth on Schedule 4.8(c) of the Seller Disclosure Schedules, no agreement for material deduction, free goods or services, material discount or other material deferred price or quantity adjustment has been made by any member of the Company Group with respect to any such accounts receivables.

(d) The Financial Statements accurately reflect the accounts payable of the Company Group in all material respects as of the date thereof in accordance with GAAP. Since the Balance Sheet Date, all material accounts payable of the Business and the Company Group have arisen in the ordinary course of business from bona fide transactions and represent valid obligations arising from purchases actually made by the Company Group.

4.9 Permits. Each member of the Company Group holds and for the last three (3) years (or such shorter period as the applicable Permit has been required by applicable Law for the Business) has held all material Permits (x) required to conduct the Business as currently conducted and operated in material compliance with all applicable Laws, or that are required for the lawful ownership of its properties and assets (the “Business Permits”) or (y) required to operate the Business as currently operated in material compliance with all applicable Environmental Laws (such Permits in clause (y), the “Environmental Permits”, and the Environmental Permits collectively with the Business Permits in clause (x), the “Company Group Permits”) each of which is valid and in full force and effect. Each member of the Company Group is and for the past three (3) years (or such shorter period as the applicable Permit has been required for the Business) has been in compliance with all Company Group Permits in all material respects. Except as set forth on Schedule 4.9 of the Seller Disclosure Schedules, (a) no member of the Company Group is, or for the past three (3) years (or such shorter period as the applicable Permit has been required by applicable Law for the Business) has been, in default or violation (and no event has occurred that, with or without notice or the lapse of time or both, would constitute a default or violation) in any material respect of any term, condition or provision of such Company Group Permits, (b) no member of the Company Group has received any written notice of any suspension, material modification, revocation, cancellation or non-renewal, in whole or in part, of any such Company Group Permit and (c) there have not been in the last three (3) years (and there are currently not) any Proceedings, deficiency, demand or notice of any challenge, pending or threatened in writing that would reasonably be expected to result in the revocation, cancellation or termination or would challenge the legality, validity or enforceability of any such Company Group Permit. No such Company Group Permits will be materially adversely affected by the consummation of the transactions contemplated hereby.

4.10 Indebtedness. No member of the Company Group has any outstanding Indebtedness for borrowed money.

4.11 Taxes.

(a) All material Tax Returns required to be filed by any member of the Company Group have been timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b) Each member of the Company Group has timely paid in full all material Taxes due and payable by it (regardless of whether shown as due on any Tax Return).

(c) There are no Encumbrances for any material Taxes upon any of the properties or assets of any member of the Company Group (other than Permitted Encumbrances).

(d) Any withholding Tax requirements (and related information reporting and record-keeping requirements) imposed on any member of the Company Group have been satisfied in all material respects.

(e) There are no outstanding agreements or waivers for any extension of time (including any extension of the statute of limitations) (i) with respect to the due date for the filing of any material Tax Return that has not since been timely filed or (ii) for the assessment or payment of any material Tax that has not since been timely paid.

(f) No member of the Company Group is a party to, a beneficiary of, or subject to any material Tax allocation, indemnification or sharing agreement (excluding, for the avoidance of doubt, any commercial agreements or contracts that are not primarily related to Taxes) that will remain in effect, or for which any member of the Company Group will have any liability or obligation, after the Closing.

(g) Each member of the Company Group is, and has since its formation been, treated as an entity disregarded as separate from its regarded owner for U.S. federal income Tax purposes.

(h) There is no pending or ongoing dispute, audit or Proceeding concerning any material Tax liability of any member of the Company Group and no such dispute, audit or Proceeding has been threatened in writing by any Governmental Entity. No material deficiency for any Tax has been asserted or assessed in writing by any Governmental Entity against any member of the Company Group, which deficiency has not been satisfied by payment, settled or withdrawn.

(i) No claim has been made by a Governmental Entity in a jurisdiction where any member of the Company Group does not file Tax Returns that such member is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(j) No member of the Company Group (i) is or has ever been a member of an affiliated group within the meaning of Section 1504(a)(1) of the Code filing a consolidated U.S. federal income Tax Return (or any corresponding group under state, local or foreign Law) or (ii) has any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as a transferee or successor, by assumption, operation of Law or otherwise.

(k) No member of the Company Group has participated in any “listed transaction” as described in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding transaction under state, local or foreign Law).

(l) No member of the Company Group will be required to pay any material Taxes, or include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, with respect to a Pre-Closing Tax Period; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding agreement under state, local or foreign Law) executed prior to the Closing; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding transaction or account under state, local or foreign Law) entered into or created prior to the Closing; (iv) installment sale or open transaction disposition made prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to Closing.

(m) None of the assets of the Company Group are subject to any Tax partnership agreement or an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code (or under any corresponding provisions of state, local or foreign Law).

4.12 Compliance with Applicable Laws. Except as set forth in Schedule 4.12(a), each member of the Company Group and the Seller (solely in respect of its ownership of the Company Group) (including all of their respective operations, properties and assets, whether owned or leased) (a) is in compliance in all material respects with all applicable Laws and (b) has been for the previous three (3) years in compliance in all material respects with all applicable Laws, in each case, except for any non-compliance that (x) has been fully resolved or (y) does not and is not reasonably expected to result in any material liability to the Company Group. Except as set forth in Schedule 4.12(b) of the Seller Disclosure Schedules, no member of the Company Group has, for the previous three (3) years, received any written warning, letter or notice of adverse finding from a Governmental Entity that asserts a material noncompliance with or material violation of any applicable Laws in respect of the Facilities or any member of the Company Group, except for matters (x) that have been fully resolved to the satisfaction of the relevant Governmental Entity or (y) that do not and are not reasonably expected to result in any material liability to the Company Group). Each member of the Company Group has remitted to the applicable Governmental Entity all material amounts required to have been remitted pursuant to any applicable escheat or unclaimed property Laws and complied in all material respects with all related reporting and record-keeping requirements under applicable Law with respect thereto.

4.13 Real Property.

(a) Schedule 4.13(a) of the Seller Disclosure Schedules contains a true and complete list, in all material respects, of all real property leased by each member of the Company Group (the “Leased Real Property”). Seller has delivered to Buyer a true and complete copy of each lease, sublease, license, or other agreements pursuant to which the Company Group holds any Leased Real Property (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Real Property Leases”). Except as set forth in Schedule 4.13(a) of the Seller Disclosure Schedules: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect, and the applicable member of the Company Group has a valid leasehold interest in such Leased Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances; (ii) the Company Group’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed; (iii) neither the applicable member of the Company Group nor, to Seller’s Knowledge, any other party to the Real Property Lease is in breach or default under such Real Property Lease in any material respect, and, to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or material modification of such Real Property Lease; and (iv) the Company Group has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(b) Schedule 4.13(b) of the Seller Disclosure Schedules contain a true and complete list, in all material respects, of all parcels of real property owned in fee simple by each member of the Company Group (the “Owned Real Property”). Except as set forth in Schedule

4.13(b) of the Seller Disclosure Schedules, (i) the applicable member of the Company Group has good and marketable fee simple title to such Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (ii) the Company Group has not leased or otherwise granted any Person the right to use or occupy such Owned Real Property or any portion thereof (other than pursuant to agreements that have terminated and utility agreements, easements and the like), (iii) other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) the Company Group is not a party to any agreement or option to purchase any real property or interest therein.

(c) Schedule 4.13(c) of the Seller Disclosure Schedules contains a true and complete list, in all material respects, of all separate mineral interests held by each member of the Company Group (the “Mineral Interests”). Except as would not, individually or in the aggregate, be material to the conduct of the Business taken as a whole, with respect to any member of the Company Group that is listed as the holder of the Mineral Interests in Schedule 4.13(c) of the Seller Disclosure Schedules, such member of the Company Group has a valid interest in such Mineral Interests, free and clear of all Encumbrances, except for Permitted Encumbrances.

(d) Schedule 4.13(d) of the Seller Disclosure Schedules contains a list of the material rights of way, access agreements, licenses, easements or other similar agreements to which a Company Group member is a party, and all of the rights of way, access agreements, licenses, easements or other similar agreements to which a Company Group member is party are referred to herein as the “Rights-of-Way”. The agreements and instruments establishing the Rights-of-Way, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, are collectively referred to herein as the “Rights-of-Way Agreements”. Seller has delivered to Buyer a true and complete copy of each Right of Way Agreement. Neither the applicable Company Group nor, to Seller’s Knowledge, any other party to a Right of Way Agreement is in breach or default under such Right of Way Agreement in any material respect, and, to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or material modification of any Right of Way Agreement. To Seller’s Knowledge, each Right of Way Agreement is legal, valid, binding, enforceable and in full force and effect. The Company Group’s interests in the Rights of Way are held free and clear of Encumbrances, other than Permitted Encumbrances. All pipelines and improvements owned by the Company Group in connection with their assets are located on or are subject to valid Rights-of-Way or are located on Owned Real Property or Leased Real Property except as would not reasonably be expected to be material in the aggregate to the Company Group’s operations conducted with respect to the assets of the Company Group as conducted in the ordinary course prior to the Execution Date. Except for any Permitted Encumbrances, with respect to each member of the Company Group, no member of the Company Group has entered into a lease, sublease, license, concession or other written contract granting to any Person the right to use or occupy all or any portion of the Real Property, except as would not, individually or in the aggregate, have, or reasonably be expected to materially interfere with the Company Group’s conduct of their respective businesses as conducted on the Execution Date.

(e) The Real Property, together with the easements, rights of way, access agreements, permits, consents, licenses, and other similar rights to use or interest in real property held by each member of the Company Group, constitutes, in all material respects, all of the real property necessary to conduct the Business immediately following the Closing in substantially the same manner presently operated and conducted by the Company Group as of the Execution Date, and there are no material gaps in the Real Property that would prevent or materially impair the operation of the Storage West Facility, Salt Plains Facility or the pipeline assets along their existing routes as currently conducted and operated.

4.14 Tangible Personal Property; Sufficiency of Assets.

(a) The applicable member of the Company Group has good and valid title to, or holds a valid and enforceable leasehold interest in, or, in the case of licensed assets, a valid license to use, the Facilities and all other tangible personal property of any kind, moveable or immovable, that are necessary to conduct the Business as now being conducted and taking into account and giving effect to the services to be provided under the Transition Services Agreement (the “Personal Property”). The Personal Property (i) is free and clear of any Encumbrances, except for Permitted Encumbrances and Encumbrances that will be released prior to or in connection with the Closing, (ii) in the case of material tangible Personal Property and assets, are, in all material respects, in good working order and condition, except for routine maintenance that is not material in cost or nature (taking into account the age and ordinary wear and tear), (iii) are, in all material respects, suitable for the purposes for which they are now being used in the conduct of the Business, (iv) if applicable and constructed by the Company Group, Seller or their respective Affiliates, were constructed in material compliance with applicable Laws and Company Group Permits.

(b) As of the Closing, except for, Benefit Plans or as set forth on Schedule 4.14(a) of the Seller Disclosure Schedules, and taking into account and giving effect to the services to be provided under the Transition Services Agreement, and assuming all approvals and Company Group Permits have been obtained or transferred, the Company Group will own or have the right to use (including by means of ownership rights pursuant to licenses or other Contracts), when utilized by a labor force substantially similar to that employed by the Company Group and its Affiliates in connection with the conduct of the Business as of the date hereof, in all material respects, all of the assets in the Business necessary for the conduct of the Business immediately following the Closing in substantially the same manner as is presently operated and conducted by the Company Group as of and for the past twelve (12) months prior to the Execution Date. No Person other than the Company Group owns or operates the Facilities.

4.15 Material Contracts.

(a) Schedule 4.15(a) of the Seller Disclosure Schedules contains a true, correct and complete list, as of the Execution Date, of each of the following Contracts to which a member of the Company Group is a party or by which the Business is otherwise bound (each a “Material Contract” and collectively, the “Material Contracts”):

(i) each Contract, including any Contract(s) for natural gas storage services and/or park and loan services, that (A) has either an indefinite or unspecified term or a term of at least twelve (12) months, (B) involves expected revenues (or, in the case of buy-sell Contracts, expected net revenues) in excess of five-hundred thousand dollars ($500,000) during

2025 or during any subsequent twelve-month period, and (C) is not terminable by the applicable member of the Company Group that is party thereto at will (without penalty) on thirty (30) days’ notice or less;

(ii) each Contract that (A) has either an indefinite or unspecified term or a term of at least twelve (12) months, (B) involves aggregate expected payments by any member of the Company Group in excess of five-hundred thousand dollars ($500,000) in 2025 or in any subsequent twelve-month period and (C) is not terminable by the member of the Company Group that is party thereto at will (without penalty) on thirty (30) days’ notice or less;

(iii) each Contract that constitutes a construction and operation agreement involving expenditures or revenues in excess of two million five-hundred thousand dollars ($2,500,000) in any year or five million dollars ($5,000,000) in the aggregate during the remaining term thereof;

(iv) each Contract involving a remaining commitment by a member of the Company Group to make capital expenditures in excess of one million dollars ($1,000,000);

(v) each Contract that purports to provide for a restraint, restriction, limitation or impediment on the ability of any member of the Company Group to (A) compete with any Person or to conduct any business or line of businesses in any geographic area (other than customary non-use and non-disclosure provisions contained in any confidentiality agreement entered into in the ordinary course of business) or (B) solicit any Person for employment or engagement as an independent contractor;

(vi) each Contract that (A) contains any option, right of first refusal or other preferential purchase right to purchase any asset of a member of the Company Group, (B) constitutes an acreage dedication agreement, minimum volume commitment, take-or-pay or similar agreement or (C) relates to the commitment or reservation of the future capacity of the material operating assets of any member of the Company Group for a period of ninety (90) days or longer;

(vii) each Contract that constitutes a price swap, hedge, future or other derivative;

(viii) each Contract governing the interconnection of a member of the Company Group’s facilities and a Third Party’s facilities;

(ix) each Contract that is a sales contract for condensate, natural gas liquids, gas or other commodity and is not terminable by the applicable member of the Company Group on thirty (30) days’ notice or less;

(x) each Contract creating or governing any joint venture, partnership or similar arrangement;

(xi) each Contract relating to the acquisition or disposition of any business or capital asset outside the ordinary course of business pursuant to which any member of the Company Group has any remaining obligations (other than indemnity rights or obligations that customarily survive closing and for which there is no pending unresolved claim) or that involves the payment or receipt of more than one million dollars ($1,000,000);

(xii) each Affiliate Contract or Affiliate Arrangement;

(xiii) each Collective Bargaining Agreement;

(xiv) each Contract that is (A) a settlement, conciliation or similar agreement with any Governmental Entity involving an amount in excess of one hundred thousand dollars ($100,000) and pursuant to which any member of the Company Group will have any material outstanding obligation after the Execution Date or (B) a Government Contract that is material to the Company Group (taken as a whole);

(xv) each (A) Contract pursuant to which any member of the Company Group extends a written warranty, guaranty or other similar undertaking to a Third Party with respect to contractual performance, other than in the ordinary course of business and (B) each Contract with respect to Financial Guaranties not otherwise covered by clause (A) above (other than Financial Guaranties to be provided by a third party to any member of the Company Group as required under a Tariff);

(xvi) each Contract under which any member of the Company Group has (A) created, incurred, assumed or guaranteed any outstanding Indebtedness for borrowed money, (B) granted an Encumbrance on its property or assets other than a Permitted Encumbrance or (C) extended credit to any Person other than advances to employees of the Company Group in the ordinary course of business;

(xvii) any Contract relating to any capital leases for personal property or equipment that (A) obligates any member of the Company Group to pay an amount in excess of two hundred fifty thousand dollars ($250,000) during any calendar year in the aggregate and (B) is not terminable by the applicable member of the Company Group that is party thereto at will (without penalty or ongoing material liability) on thirty (30) days’ notice or less; and

(xviii) each Contract with a Material Customer or Material Supplier.

(b) True, correct and complete copies of each Material Contract in effect on the Execution Date have been made available to Buyer.

(c) Each Material Contract is valid and binding, in full force and effect and enforceable in all material respects in accordance with its terms against the member(s) of the Company Group that is (are) party to such Material Contract, and to Seller’s Knowledge, against each other party thereto, subject, in each case, to Creditors’ Rights. No member of the Company Group is in material breach or default, and, to Seller’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material breach or default, under any Material Contract. To Seller’s Knowledge, no other party is in material breach or default under any Material Contract. Since the date that is twelve (12) months prior to the Execution Date, no member of the Company Group has received written notice of termination, cancellation or non-renewal of any Material Contract.

4.16 Employee and Benefits Representations.

(a) Schedule 4.16(a) of the Seller Disclosure Schedules includes a true and correct list of each material Seller Benefit Plan.

(b) Schedule 4.16(b) of the Seller Disclosure Schedules includes a true and correct list of each Company Benefit Plan.

(c) With respect to each Company Benefit Plan and each material Seller Benefit Plan, Seller has made available to Buyer, to the extent applicable: (i) the plan document and any amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the most recent Form 5500 annual report as filed; (iv) the most recent summary plan description and any summaries of material modification thereto; (v) the most recent IRS determination letter or opinion letter; and (vi) all non-routine correspondence with any Governmental Entity dated within the past three (3) years.

(d) Each Seller Benefit Plan and Company Benefit Plan and related trust has been established, funded, maintained and administered in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code) and nothing has occurred that would reasonably be expected to subject any member of the Company Group to any material Tax, fine, lien, penalty or other material Liability imposed by ERISA, the Code or any other applicable Law. Each Seller Benefit Plan and Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of such Qualified Benefit Plan or cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS. Except as would not result in material Liability to any member of the Company Group, all payments, benefits, contributions and premiums required by and due under the terms of each Seller Benefit Plan, Company Benefit Plan or applicable Law have been timely made or paid in accordance with the terms of such Seller Benefit Plan or Company Benefit Plan and the terms of all applicable Laws and, to the extent not yet due, have been made, paid or properly accrued in accordance with GAAP. With respect to any Seller Benefit Plan or Company Benefit Plan no event has occurred or is reasonably expected to occur that has resulted in or would subject any member of the Company Group to a Tax under Section 4971 of the Code or the assets of any member of the Company Group to a lien under Section 430(k) of the Code. No member of the Company Group has any material Liability to provide post-service or post-ownership welfare benefits other than as required under Section 4980B of the Code or any similar applicable state Law for which the covered individual pays the full premium cost of coverage. No member of the Company Group has incurred or reasonably expects to incur (whether or not assessed) any material penalty or Tax under Sections 4980B, 4980D, 4980H, 6721, or 6722 of the Code. There are no pending or, to the Seller’s Knowledge, threatened Proceedings or claims (other than routine claims for benefits) on behalf of or relating to and there has been no breach of fiduciary duty (as determined under ERISA) with respect to any Seller Benefit Plan or Company Benefit Plan that would result in material Liability to any member of the Company Group.

(e) Except as set forth on Schedule 4.16(e) of the Seller Disclosure Schedules, no Seller Benefit Plan and no Company Benefit Plan is and no member of the Company Group has any material Liability (including on account of an ERISA Affiliate) under or with respect to any: (i) “multiemployer plan” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”); (ii) plan that is or was subject to Title IV of ERISA or Section 412 of the Code (“Defined Benefit Plan”); (iii) “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA; or (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. With respect to each such Seller Benefit Plan or Company Benefit Plan that is a Multiemployer Plan or Defined Benefit Plan, (A) all contributions required to be paid by Seller, any member of the Company Group or any of their respective ERISA Affiliates have been timely paid or properly accrued to the applicable Seller Benefit Plan or Company Benefit Plan, (B) neither Seller nor any member of the Company Group has incurred any withdrawal liability (as a result of either a complete or partial withdrawal as defined under ERISA) under Title IV of ERISA that remains unsatisfied, (C) a complete withdrawal from all such Seller Benefit Plans or Company Benefit Plans as of the Closing Date would not result in any material Liability to Seller or any material Liability to the Company Group, (D) no action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such Seller Benefit Plan or Company Benefit Plan or to appoint a trustee for any such plan, (E) no such Seller Benefit Plan or Company Benefit Plan has failed to satisfy the minimum funding standards of Section 302 of ERISA or Sections 412 or 418(B) of the Code, respectively, or has applied for or obtained a waiver from the IRS of any minimum funding requirement or an extension of any amortization period under Section 412 of the Code or Sections 303 or 304 of ERISA, (F) no such Seller Benefit Plan or Company Benefit Plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed fiscal year, and (G) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Seller Benefit Plan or Company Benefit Plan. No member of the Company Group has any material Liability as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f) Schedule 4.16(f) of the Seller Disclosure Schedules sets forth a true and complete list of each Business Employee, and the following information, as of the date hereof, for each such Business Employee: (i) name; (ii) employing entity; (iii) job title; (iv) hire date; (v) annual base salary or hourly wage rate, as applicable; (vi) incentive compensation, including bonus and commission opportunity (actual for 2025 and expected for 2026, as applicable); (vii) primary work location (by city and state, with a separate column for each); (viii) whether active or on leave (and as applicable, type of leave and, if known, anticipated return date); (ix) classification as exempt or non-exempt under the Fair Labor Standards Act and similar Laws; and (x) accrued but unused paid time off. Except for services of similar nature and scope to those services to be provided to Buyer and its Affiliates by Seller and its Affiliates pursuant to the Transition Services Agreement, there are a sufficient number of Business Employees to operate the Business in all material respects in which it is currently conducted. All Business Employees primarily provide services to the Business, and no Seller Affiliate employs any operational field employees who primarily devote their working time to the Business but who are not considered Business Employees.

(g) No Seller Affiliate (solely as it relates to Business Employees or other current or former employees that provided services to the Business) and no member of the

Company Group is a party to, bound by, otherwise subject to, or currently negotiating a Collective Bargaining Agreement, and no Business Employee or former employee that provided services to the Business is represented by any Union or group of employees with respect to their employment with a Seller Affiliate or any member of the Company Group. To Seller’s Knowledge, in the past three (3) years, there have been no efforts made by or on behalf of any Union to organize any Business Employees or former employees that provided services to the Business, and no such activities are currently being made or threatened. There is, and in the past three (3) years there has been, no labor strike, concerted slowdown, work stoppage, lockout, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute pending or, to Seller’s Knowledge, threatened, against any Seller Affiliate (solely as it relates to Business Employees or other current or former employees that provided services to the Business).

(h) Each Seller Affiliate (solely as it relates to Business Employees or other current or former employees that provided services to the Business) and each member of the Company Group is, and for the last three (3) years has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, COVID-19, affirmative action, unemployment insurance, automated employment decision tools and other artificial intelligence.

(i) Except as set forth on Schedule 4.16(i), to Seller’s Knowledge, no Business Employee (i) intends to terminate his or her employment with the applicable member of the Company Group prior to the one-year anniversary of the Closing Date, or (ii) is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant obligation owed to: (A) any member of the Company Group; or (B) any third party with respect to such Person’s right to be employed as an employee of any member of the Company Group.

(j) Except as would not result in material Liability to the Company Group: (i) each Seller Affiliate (solely as it relates to Business Employees or other current or former employees that provided services to the Business) and each member of the Company Group have fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to any current or former employee or individual independent contractor that provided services to the Business under applicable Laws, Contract or policy; and (ii) each individual who is providing, or who in the past three (3) years has provided, services to the Business and who is or was classified and treated as an exempt employee or an independent contractor, has been properly classified and treated as such for all applicable purposes.

(k) Each Seller Affiliate (solely as it relates to Business Employees or other current or former employees that provided services to the Business) and each member of the

Company Group has, in the past three (3) years, promptly, thoroughly and impartially investigated all sexual harassment, or other harassment, discrimination, or retaliation allegations against officers, directors, employees or contractors of the Business that have been reported to the applicable Seller Affiliate or of which any member of the Company Group is otherwise aware. With respect to each such allegation (except those the applicable Seller Affiliate or member of the Company Group reasonably deemed to not have merit), the applicable Seller Affiliate or member of the Company Group has taken prompt corrective action reasonably calculated to prevent further improper action. Seller does not reasonably anticipate material Liabilities arising out of any such allegations and, to Seller’s Knowledge, there are no such allegations of harassment or discrimination, that, if known to the public, would bring the Business into material disrepute.

(l) Except as otherwise set forth on Schedule 4.16(l) of the Seller Disclosure Schedules, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, could: (i) entitle any Business Employee or current or former employee, officer, director or other individual service provider of any member of the Company Group (or any dependent or beneficiary thereof) to any payment of compensation or benefits (whether in cash, property or the vesting of property); (ii) increase the amount of compensation or benefits due or payable to any such person set forth in the preceding clause (i); (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) require a contribution by any member of the Company Group to any Company Benefit Plan or (v) restrict the ability of the Company Group to merge, amend or terminate any Company Benefit Plan.

(m) No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the transaction contemplated herein, either alone or in combination with another event, by any Business Employee or current or former employee, officer, director or other individual service provider of any member of the Company Group could not be deductible by reason of Section 280G of the Code or could be subject to an excise tax under Section 4999 of the Code.

(n) The Company Group has no current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes, including those imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

(o) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

4.17 Environmental Matters.

(a) Each member of the Company Group is, and during the past three (3) years has been, in compliance in all material respects with all applicable Environmental Laws, and no member of the Company Group has received any unresolved written orders, demands or notices from any Governmental Entity or other Person, and there are no Proceedings pending or, to Seller’s Knowledge, threatened in writing against any member of the Company Group, in each case, regarding an actual or alleged material violation of, or material Liability under, any Environmental Law which Proceedings remain unresolved.

(b) There has not been any treatment, storage, disposal, transportation or Release of, exposure of any person to, or contamination by, Hazardous Materials by any member of the Company Group (or any other Person to the extent giving rise to material Liability of any member of the Company Group) that: (i) has not been resolved in compliance with applicable Environmental Laws in all material respects or (ii) has resulted or could reasonably be expected to result in a material Liability of any member of the Company Group under applicable Environmental Laws.

(c) No member of the Company Group has expressly assumed or provided an indemnity with respect to the material Liability of any other Person under Environmental Laws or relating to Hazardous Materials.

(d) Seller has made available to Buyer copies of all material final written environmental assessments, audits, reports and other material environmental, health and safety documents, including those prepared for or received from Governmental Entities, that are in Seller’s or any Seller Affiliate’s possession or reasonable control and that relate to the current or former operations, properties or facilities of any member of the Company Group.

4.18 FERC Matters. Except as disclosed on Schedule 4.18:

(a) Each Subsidiary is in compliance with all applicable, material rules and regulations issued by FERC, including the requirements of the Natural Gas Act of 1938, 15 U.S.C. § 717, et seq., as amended, and the corresponding regulations promulgated under such statute (collectively, the “NGA”) and the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq., as amended, and the corresponding regulations promulgated under such statute (collectively, the “NGPA”) in all material respects, and no Subsidiary has received any written notice from any Governmental Entity, including FERC and any applicable State Commission, alleging that such Subsidiary is in material violation of any applicable Laws;

(b) In the previous three (3) years, neither Subsidiary has operated or provided services, using any assets of the Storage West Facility or the Salt Plains Facility, in a manner that would reasonably be expected to subject such Subsidiary to the jurisdiction of, or regulation by, any applicable State Commission or FERC as a common carrier pipeline under the Interstate Commerce Act of 1887, 49 U.S.C. § 60502, as amended, and the corresponding regulations promulgated by the FERC thereunder;

(c) There are no Proceedings pending or, to Seller’s Knowledge, threatened at FERC or any applicable State Commission involving any Third Party or Governmental Entity alleging that either Subsidiary has violated applicable Law or its Tariff in connection with the Subsidiary’s storage services or the rates, terms, or conditions of such services;

(d) Storage West has on file with FERC an effective natural gas tariff for interstate storage services under the NGA (the “Storage West Tariff”) authorizing Storage West to provide all interstate natural gas storage and other services provided by Storage West to its customers;

(e) Salt Plains has on file with FERC an effective statement of operating conditions for storage services under the NGPA (the “Salt Plains Tariff”) authorizing Salt Plains to provide all interstate natural gas storage and other services provided by Salt Plains to its customers pursuant to Section 311 of the NGPA; and

(f) Storage West has received authorization from FERC under Subpart G of Part 284 of the Commission’s regulations to render firm and interruptible storage service and interruptible wheeling service at market-based rates, and such authorization is in full force and effect, and not subject to any pending or threatened complaint, protest, order to show cause, or other proceeding that could result in the revocation of such authorization.

4.19 Intellectual Property, Information Technology and Data Security.

(a) Schedule 4.19(a) of the Seller Disclosure Schedules sets forth a true and correct list of all patents, patent applications, registered trademarks, trademark applications, registered copyrights and domain name registrations included in Company Owned IP. All of the Company Owned IP is subsisting, valid and enforceable. The Company Group or Seller or any of its other Affiliates (with respect to the Business) exclusively owns the Company Owned IP and licenses or otherwise has the sufficient right to use all material Intellectual Property that is used in or necessary for the conduct of the Business as now being conducted (“Business IP”), in each case, free and clear of any Encumbrance other than Permitted Encumbrances. As of the Closing, the Company Group will exclusively own, license or otherwise have the valid and enforceable right to use all Business IP on terms and conditions that are substantially similar to those under which the Company Group or the Business owns or uses such Intellectual Property immediately prior to the Closing.

(b) Except as would not be material to the Business, the operation of the Business does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Person, and in the previous four (4) years, has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To Seller’s Knowledge, no Person is, or in the previous four (4) years has been, infringing, misappropriating or otherwise violating any Company Owned IP. In the previous three (3) years, there have been no Proceedings pending or threatened in writing against any member of the Company Group or Seller or any of its other Affiliates (with respect to the Business) alleging that the operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property of any Person, or challenging the ownership, use, or the validity or enforceability of any Company Owned IP.

(c) The Company Group and Seller and its other Affiliates (with respect to the Business) have taken commercially reasonable measures to maintain and protect all Company Owned IP.

(d) The Company Group and Seller and its other Affiliates (with respect to the Business) have taken commercially reasonable steps to maintain and protect the integrity and operation of the Company IT Systems. No Company IT Systems contain any “virus,” “Trojan horse,” “worm,” “time bomb,” or other similar or malicious code, and in the previous three (3) years, no Company IT System has been subject to any interruption or failure, or consistent substandard performance, that has materially disrupted the Business. In the previous three (3) years, no member of the Company Group or any Seller or any of its other Affiliates (with respect to the Business) has experienced any material Security Incidents. Each member of the Company Group and Seller and its other Affiliates (with respect to the Business) is, and has been for the previous three (3) years, in compliance in all material respects with all Privacy and Security Requirements. No Person (including any Governmental Entity) has commenced or threatened any Proceeding against any member of the Company Group or Seller or any of its other Affiliates (with respect to the Business) with respect to, or made any complaint, investigation, or inquiry relating to, any violation of any Privacy and Security Requirement by the Business.

4.20 Base Gas. With respect to a Facility, the aggregate volumes of Base Gas contained in such Facility as of the Closing Date will satisfy the requirements of the Minimum Base Gas for such Facility as of the Closing Date.

4.21 Capital Commitments. Except as may be approved or deemed approved by Buyer pursuant to Section 6.1 following the Execution Date, the Company Group has no outstanding authorizations for expenditures or outstanding capital commitments to third parties (including under any Material Contract) that individually involve capital expenditures in excess of one million dollars ($1,000,000) or two million five hundred thousand dollars ($2,500,000) in the aggregate.

4.22 Affiliate Contracts.

(a) Except for (x) the Organizational Documents of the members of the Company Group and (y) such other matters as set forth on Schedule 4.22(a) of the Seller Disclosure Schedules, there are no Contracts or Real Property Leases in effect between (i) any member of the Company Group, on the one hand, and (ii) (A) Seller or any of its Affiliates (other than the Company Group) or (B) any director, manager, or officer of (1) Seller or (2) any of Seller’s Affiliates (other than the Company Group), on the other hand (the Person under subclause (B), the “Related Parties” and any of the foregoing, collectively “Affiliate Contracts”).

(b) Except as set forth on Schedule 4.22(b) of the Seller Disclosure Schedules, no Related Party (i) owes any material amounts to the Company Group or is obligated for any material liability to any member of the Company Group or (ii) has any interest in any material property used by any member of the Company Group (other than in its capacity as a direct or indirect equityholder of the Company Group), except, with respect to clause (i), other than (x) offer letters for employment with employees of the Company Group entered into in the ordinary course of business or (y) rights to indemnification, exculpation, and advancement of expenses to directors and officers of the Company Group in the ordinary course of business pursuant to the Organizational Documents of the Company and its Subsidiaries (together with the Affiliate Contracts, the arrangements described in this Section 4.22(b), “Affiliate Arrangements”).

4.23 Insurance. Set forth in Schedule 4.23 of the Seller Disclosure Schedules is a complete and accurate list of all property, general liability, third-party offsite pollution liability, automobile liability, workers’ compensation and employers’ liability, umbrella/excess liability, wildfire and directors’ and officers’ liability insurance currently issued to any Person for the benefit of the Company Group. Seller has made available to Buyer true, correct and complete copies of all material insurance policies (or binder agreement, if the applicable policy has not been issued) procured for the benefit of each member of the Company Group as of the Execution Date (including, copies of all written amendments, supplements, waivers of rights and other material modifications) covering the Company Group. Except as set forth in the Seller Disclosure Schedules, (a) all insurance policies set forth in Schedule 4.23 of the Seller Disclosure Schedules are in full force, (b) all premiums currently due with respect thereto have been paid, (c) there is no claim pending under any such policies as to which coverage has been denied, questioned or disputed by the insurer other than customary indications as to reservation of rights by insurers listed in Schedule 4.23, and (d) no written notice has been received by any member of the Company Group that would reasonably result in the cancellation, alteration of coverage or non-renewal of any insurance policy set forth in Schedule 4.23 of the Seller Disclosure Schedules. The Company and its respective assets and properties are insured in all material respects in amounts no less than as required by applicable Law and any Material Contract. To Seller’s Knowledge, no member of the Company Group currently has submitted in the last five (5) years, any open claims to any insolvent carriers of the insurance policies maintained for its benefit.

4.24 Records. The Records (excluding the Financial Statements) (a) are complete in all material respects, (b) have been maintained in all material respects in accordance with reasonable business practices for businesses and companies similarly situated to the Company Group, including the maintenance of an adequate system of internal controls that are customary for reasonable business practices for businesses and companies similarly situated to the Company Group and (c) have been kept with reasonable detail so that such books, records and files accurately and fairly reflect in all material respects, the transactions, acquisitions and dispositions of the Company Group.

4.25 Bank Accounts. Schedule 4.25 of the Seller Disclosure Schedules lists all of the banks and other financial institutions with which any member of the Company Group has an account and the type of each such account.

4.26 Customers and Suppliers. Schedule 4.26 of the Seller Disclosure Schedules sets forth a true, correct and complete list of (a) the top ten customers of the Business (the “Material Customers”) based on the aggregate amounts paid to the Business for twelve (12) months ended December 31, 2025 and (b) the vendors and suppliers from whom the Business received goods, services or rights with an aggregate purchase price of at least one million dollars ($1,000,000) during the twelve (12) months ended December 31, 2025 or that is anticipated to result in payments greater than one million dollars ($1,000,000) during the twelve (12) months after the date hereof (the “Material Suppliers”). Except as set forth on Schedule 4.26 of the Seller Disclosure Schedules, no Material Customer or Material Supplier has since the Balance Sheet Date cancelled or terminated its relationship with the Company Group, in accordance with any applicable Contracts between such Material Customer or Material Supplier, and none of the Material Customers or Material Suppliers has since the Balance Sheet Date, threatened in writing or provided written notice of its intention to cancel or terminate its relationship with the Company Group.

4.27 Government Contracts. Except as set forth on Schedule 4.27 of the Seller Disclosure Schedules, within the last three (3) years, no member of the Company Group has (a) materially breached or violated any Law, clause or other material requirement pertaining to any Government Contract; (b) to Seller’s Knowledge, been excluded from bidding by a Governmental Entity; (c) been audited or, to the Seller’s Knowledge, investigated by any Governmental Entity with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure with regard to any irregularity in connection with a Government Contract; (e) been awarded any Government Contract on the basis of a small business set aside or other preferred bidder status; or (f) received any written allegations of fraud, false claims or overpayments with respect to any Government Contract.

4.28 Sanctions Compliance; Anti-Corruption; Anti-Money Laundering.

(a) The Company Group has since the date that is five (5) years prior to the Execution Date (or in the case of Sanctions, since April 24, 2019) conducted its businesses in compliance with applicable Anti-Corruption Laws, AML Laws, and Sanctions (collectively, “Trade Controls”) and has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with such Laws.

(b) Each Company Group member is not, and has not been during the five (5)-year period prior to the Execution Date (or in the case of Sanctions, since April 24, 2019), the subject of any review, internal or external allegation, investigation, inquiry, or enforcement proceedings by any Governmental Entity; or made any voluntary or involuntary disclosure to a Governmental Entity; in each case with respect to any actual or pending violation of Trade Controls, nor to the Seller’s Knowledge is such a review, allegation investigation, inquiry, or enforcement proceeding threatened.

(c) No member of the Company Group nor any of their respective officers, directors, nor, to the Seller’s Knowledge, any employees, agent or other third party representative acting on behalf of the Company Group (i) is a Person that is, or is in the aggregate owned fifty percent (50%) or greater, directly or indirectly, or otherwise or controlled by, a Person or Persons that is or are (A) the subject of any Sanctions (including any Person listed on any U.S. or non-U.S. sanctions or export-related restricted party list of the government of Venezuela) or (B) located, organized or resident in a country or territory that is, or has been since April 24, 2019, the subject of comprehensive Sanctions (including the Crimea, so-called Donetsk People’s Republic, Kherson, the so-called Luhansk People’s Republic, and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea and Syria, each, a “Sanctioned Country” and collectively, a “Sanctioned Person”) or (ii) engaging in any dealing or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country.

(d) The operations of the Company Group have during the last five (5) year period prior to the Execution Date (or in the case of Sanctions, since April 24, 2019) been, conducted in material compliance with all applicable financial recordkeeping and reporting requirements and Trade Controls.

4.29 Financial Guaranties. Schedule 4.29 of the Seller Disclosure Schedules lists all of the Financial Guaranties.

Article 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the other terms and conditions of this Agreement and the exceptions and matters set forth on the Buyer Disclosure Schedules, Buyer hereby represents and warrants to Seller as of the Execution Date as follows:

5.1 Organization; Qualification. Buyer is a legal entity duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to, prevent or materially delay the consummation of the transaction contemplated by the Transaction Documents to which it is, or will be, a party or to materially impair its ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

5.2 Authority; Enforceability.

(a) Buyer has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of the Transaction Documents to which it is, or will be, a party, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly authorized by Buyer.

(b) The Transaction Documents to which Buyer is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by Buyer, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which Buyer is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

5.3 Non-Contravention. The execution, delivery and performance of the Transaction Documents to which Buyer is, or will be, a party by Buyer and the consummation by Buyer of the transactions contemplated hereby or thereby does not and will not: (a) conflict with, violate or result in any breach of any provision of the Organizational Documents of Buyer; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, conflict with, violate, require any authorization, consent, approval or notice, result in a loss of a material benefit to which or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice or passage of time or both) under, any of the terms, conditions or provisions of any material Contract or permit to which Buyer is a party or by which any property or asset of Buyer is bound or affected; or (c) except for any requisite

Governmental Approvals described in Section 5.4, create a material violation of any Law to which Buyer is subject or by which any of Buyer’s properties or assets are bound, except, in the cases of clauses (b) and (c), for such defaults or rights of termination, cancellation, amendment or acceleration or violations as would not reasonably be expected to prevent or materially delay the consummation by Buyer of the transactions contemplated by the Transaction Documents to which Buyer is, or will be, a party or to materially impair Buyer’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

5.4 Governmental Approvals. No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Buyer of the transactions contemplated by the Transaction Documents to which it is a party, other than (a) in respect of the Required Regulatory Approvals and (b) such other declarations, filings, registrations, notices, authorizations, consents or approvals that (i) are customarily made or obtained after the consummation of transactions similar to the Closing or (ii) if not obtained or made, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Buyer is, or will be, a party or to materially impair Buyer’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.

5.5 Financial Ability; Source of Funds.

(a) As of the Execution Date, Buyer has received the binding Closing Payment Equity Commitment Letter and the Deferred Consideration Equity Commitment Letter, each dated as of the date hereof, among Buyer and the Buyer Fund (including all exhibits, schedules, and annexes thereto, the “Equity Commitment Letters”) from Buyer Fund to provide Equity Financing in the amount, and subject to the terms, as set forth therein. Upon the funding of the Equity Financing and assuming the satisfaction or, if permissible, waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing but which are capable of being satisfied at the Closing), at the Closing, Buyer will have sufficient cash on hand (together with any credit and uncalled capital commitments available to Buyer) to (A) in accordance with the terms of this Agreement and the Closing Payment Equity Commitment Letter (i) make the Closing Payment at the Closing and (ii) pay any and all fees and expenses required to be paid by Buyer at the Closing in connection with the transactions contemplated by this Agreement and the other Transaction Documents and (B) in accordance with this Agreement and the Deferred Consideration Equity Commitment Letter, pay the Deferred Consideration in accordance with Section 2.2(a). The Equity Commitment Letters provide that Seller is a third-party beneficiary thereof, subject to the terms and conditions therein. The Equity Commitment Letters are in full force and effect and is not subject to any contingencies or conditions that are not set forth therein, has not been withdrawn, terminated or rescinded, or otherwise amended, modified or supplemented in any respect (and no such amendment, withdrawal, termination or rescission is contemplated), and, in the form provided to Seller, constitute the legal, valid and binding obligations of Buyer, except as may be limited by Creditors’ Rights. Other than the Equity Commitment Letters, neither Buyer nor any of its Affiliates has entered into any Contract which imposes any contingencies or conditions to the funding of the Equity Financing commitments contemplated by the Equity Commitment Letters or pursuant to which any Person has the right to withdraw, terminate or rescind, or otherwise amend, modify or supplement the terms of such commitment. There are no other agreements, side letters or arrangements (other than the Equity Commitment Letters) in effect or contemplated by Buyer or any of its Affiliates relating to the Equity Commitment Letters that would reasonably be expected to adversely affect the availability of the Equity Financing or the time of the Closing. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any term or condition of the Equity Commitment Letters (with respect to Persons other than Buyer and its Affiliates, to Buyer’s Knowledge). Buyer has no reasonable basis to believe that it or any other party thereto will be unable to satisfy on a timely basis any term or condition of Closing to be satisfied pursuant to the Equity Commitment Letters or any portion of the Equity Financing might become unavailable. None of Buyer or any of its Affiliates has incurred any obligation, commitment, restriction or Liability of any kind that might reasonably be expected to impair or adversely affect Buyer’s ability to have the Equity Financing immediately available as of the Closing Date and, assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Buyer is not aware of any fact or occurrence that, with or without notice, lapse of time or both, could reasonably be expected to result in any of the conditions in the Equity Commitment Letters not being satisfied, or otherwise result in the Equity Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement, including the satisfaction of Buyer’s obligations under Section 2.2(a). No Person has any right to impose, and the other parties to the Equity Commitment Letters do not have any obligation to accept, (x) any condition precedent to such funding other than the conditions expressly set forth in the Equity Commitment Letters and (y) any reduction to the aggregate amount available under the Equity Commitment Letters on the Closing Date (and in respect of the Deferred Consideration Equity Commitment Letter, from Closing until the Equity Commitment thereunder is paid in full or is due and payable), nor any term or condition not expressly set forth in the Equity Commitment Letters which would have the effect of reducing the aggregate amount available under the Equity Commitment Letters on the Closing Date (and in respect of the Deferred Consideration Equity Commitment Letter, from Closing until the Equity Commitment thereunder is paid in full or is due and payable), other than in the case of clause (y) any reduction in the commitments as a result of a Purchase Price reduction pursuant to the terms of this Agreement.

5.6 Legal Proceedings. There are no Proceedings pending or, to Buyer’s Knowledge, threatened, against Buyer or any Affiliate of Buyer that seeks to restrain, prohibit or recover damages or obtain other relief in connection with consummation of the transactions contemplated by this Agreement.

5.7 Brokerage Fees. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer for which Seller or any member of the Company Group (prior to the Closing) shall have any responsibility.

5.8 Nature of Investment. Buyer has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Interests and is capable of bearing the economic risk of such investment. Buyer is an “accredited investor” as that term is defined in Rule 501 of Regulation D (without regard to Rule 501(a)(4)) promulgated under the Securities Act. Buyer is acquiring the Purchased Interests for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchased Interests.

Buyer does not have any Contract or arrangement with any Person to sell, transfer or grant participations to such Person or to any Third Party, with respect to the Purchased Interests. Buyer acknowledges and understands that (a) the acquisition of the Purchased Interests has not been registered under the Securities Act in reliance on an exemption therefrom and (b) that the Purchased Interests will, upon its sale by Buyer, be characterized as “restricted securities” under state and federal securities Laws. Buyer agrees that the Purchased Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with other applicable state and federal securities Laws.

5.9 Independent Investigation. Buyer acknowledges and affirms that (a) as of the Execution Date, it has made all such independent investigation, verification, analysis and evaluation of the Company Group and their businesses as it deems necessary or appropriate to enter into this Agreement, (b) it has made all such reviews and inspections of the Company Group and their businesses and the business, books and records, results of operations, conditions (financial or otherwise) and prospects of the Company Group as it has deemed necessary or appropriate to execute and deliver this Agreement and (c) prior to Closing, it will make independent investigations, inspections and evaluations of the Company Group and their businesses as it deems necessary or appropriate to consummate the transactions contemplated hereby. Buyer is sophisticated in the evaluation, purchase and ownership of the Purchased Interests. Buyer acknowledges and agrees on behalf of itself and its Affiliates and their respective Representatives that Buyer and its Affiliates have had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Buyer acknowledges and agrees on behalf of itself and its Affiliates and their respective Representatives that Buyer, its Affiliates and their respective Representatives have made, independently and without reliance on Seller or any of Seller’s Affiliates (including the Company Group), their own independent investigation, verification, analysis, and evaluation of the Purchased Interests, and in making its decision to execute this Agreement and to purchase the Purchased Interests, Buyer to its sole satisfaction (i) has relied upon (x) the results of such independent investigation, verification, analysis and evaluation the express representations and warranties of Seller set forth in Article 3 and Article 4 hereof and the certificate required to be delivered hereunder pursuant to Section 8.2(a) and (y) the advice of its own legal, tax, economic, environmental and other advisors; and (ii) has not relied on any comments, statements, projections or other materials made or given by Seller or any of such Seller’s Affiliates (including the Company Group) with respect to the foregoing (other than the representations and warranties expressly set forth in Article 3 and Article 4 of this Agreement and the certificate required to be delivered hereunder pursuant to Section 8.2(a)). Without limiting the generality of the foregoing, Buyer acknowledges and agrees on behalf of itself and its Affiliates and their respective Representatives that none of Seller, its Affiliates or their respective Representatives makes any representations or warranties with respect to (a) any projection, estimate or budget delivered or made available to Buyer or its Affiliates or their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Group or the future business or operations of the Company Group or (b) any other information or documents made available to Buyer, its Affiliates or Representatives with respect to the Company Group, the Purchased Interests (including the business, assets, liabilities or operations of the Company Group), except as expressly set forth in Article 3 and Article 4 of this Agreement and the certificate required to be delivered hereunder pursuant to Section 8.2(a). Except for the representations and warranties expressly made by Seller in Article 3 and Article 4 of this Agreement and the certificate required to be delivered hereunder pursuant to Section 8.2(a), Buyer acknowledges that there are no representations or warranties, express or implied, as to the financial condition, assets, liabilities, equity, operations, business or prospects of the Company Group or any Affiliate thereof, and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon the representations and warranties expressly made in Article 3 and Article 4 of this Agreement and the certificate required to be delivered hereunder pursuant to Section 8.2(a) and its own independent investigation, verification, analysis and evaluation. Notwithstanding anything to the contrary, nothing in this Section 5.9 shall release or relieve Seller for any claim for Losses resulting from Fraud.

5.10 Sanctions Compliance; Anti-Corruption; Anti-Money Laundering.

(a) Buyer is not a Sanctioned Person.

Article 6
COVENANTS OF THE PARTIES

6.1 Conduct of Business.

(a) From the Execution Date until the Closing or the earlier termination of this Agreement pursuant to Section 9.1, Seller shall cause the Company Group to conduct the Business operations in the ordinary course of business in substantially the same manner as conducted by the Company Group in the twelve (12) months prior to the Execution Date, including using commercially reasonable efforts to (x) preserve, in all material respects, all customer, supplier and Governmental Entity relationships material to the Business, (y) maintain in all material respects the material assets, properties and existing material Company Group Permits, including maintaining such assets in good operating conditions and repair in accordance with past practice in all material respects, including not unreasonably deferring any major maintenance with respect to the material tangible assets of the Company Group, and (z) maintain in full force and effect or, to the extent expiring, renew in substantially similar amounts and types to the extent then available on commercially reasonable terms and prices, the current insurance policies of the Company Group, except as (i) expressly contemplated or required by the terms of this Agreement, (ii) described in Schedule 6.1(a) of the Seller Disclosure Schedules, (iii) consented to or approved in writing by Buyer in advance, (iv) required by applicable Law, any Permit or any Material Contract or (v) is necessary in the event of an emergency, disaster, catastrophe, or other emergency condition to protect life, property or the environment; (clauses (i) – (v) collectively, the “Interim Period Exceptions”).

(b) Without limiting the generality of Section 6.1(a) and except for the Interim Period Exceptions, from the Execution Date until the Closing or termination of this Agreement as provided in Section 9.1, Seller shall cause its controlled Affiliates (with respect to the Business) and the Company Group not to:

A. amend, modify or change (other than ministerial amendments) the Organizational Documents of any member of the Company Group;

B. issue, sell, purchase, grant, redeem or deliver any shares or any other equity securities or equity equivalents (including any options, warrants or other securities convertible into equity) in any member of the Company Group;

C. (1) split, combine, or reclassify any of outstanding shares or equity interests of any member of the Company Group, (2) declare, set aside or pay any dividend or other distribution in respect of the outstanding equity of any member of the Company Group (other than any dividends or distributions of cash made in full prior to the Calculation Time), (3) repurchase, redeem or otherwise acquire any securities of any member of the Company Group or (4) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group;

D. (1) create, incur, guarantee or assume any Indebtedness or otherwise become liable or responsible for the obligations of any other Person that will remain outstanding as of the Closing (other than any such Indebtedness solely by and among any members of the Company Group and in accordance with Section 6.17), (2) mortgage, pledge, grant a lien on or otherwise encumber any of its assets, tangible or intangible, or create or permit any Encumbrance thereupon that will not be released at or prior to Closing, other than Permitted Encumbrances, (3) create, issue, guarantee, or otherwise become liable for obligations under any Financial Guaranty except those existing on the Execution Date and scheduled in Schedule 4.15(a) or those entered into by Seller or its Affiliates on behalf or for the benefit of the Company Group (x) in the ordinary course of business consistent with past practice or (y) to the extent required by a Governmental Entity, in each case, that are disclosed in writing by Seller to Buyer at least ten (10) Business Days prior to the Closing Date (provided that, with respect to the foregoing clause (x), the aggregate amount of such Financial Guaranties shall not exceed $1,000,000) or (4) terminate, materially modify or materially amend any Financial Guaranty in existence as of the Execution Date or that is entered into after the Execution Date as permitted by this clause D;

E. excluding (1) sales and dispositions of equipment and materials in the ordinary course of business that are no longer necessary in the conduct of the Business for which replacements have been, or will be on or prior to the Closing obtained, and (2) acquisitions of Base Gas not to exceed three million thirty-three thousand four hundred dollars ($3,033,400) in the aggregate, acquire assets in excess of two hundred thousand dollars ($200,000) individually or four hundred thousand dollars ($400,000) in the aggregate or sell, lease, transfer, or otherwise dispose of, directly or indirectly, any assets of any member of the Company Group in excess of two hundred thousand dollars ($200,000) individually or four hundred thousand dollars ($400,000) in the aggregate;

F. (1) acquire (by merger, consolidation, or acquisition of shares or assets or otherwise) any business, line of business or substantially all assets (including equity interests) of any Person or division thereof, (2) enter into any new joint venture, strategic partnership or similar arrangement and (3) create a new Subsidiary;

G. change any of the accounting principles or practices used by any member of the Company Group, except for any change required by reason of a concurrent change in GAAP;

H. (1) materially amend, materially modify, or otherwise supplement in any material respect any Material Contract, provided, that notwithstanding this Section 6.1 any member of the Company Group shall be permitted to amend, modify, or otherwise supplement the Tariffs in its sole discretion, (2) terminate any Material Contract (other than any expiration thereof in accordance with its terms) or (3) enter into any Contract that, if in existence on the Execution Date would have been required to be disclosed on Schedule 4.15 of the Seller Disclosure Schedules;

I. enter into any Contract that would restrain, restrict, limit or impede the ability of any member of the Company Group to compete with any Person or to conduct any business or line of businesses in any geographic area;

J. except (1) as set forth on Schedule 6.1(b)(J) of the Seller Disclosure Schedules, or (2) as required by the terms of any Seller Benefit Plan or Company Benefit Plan as in effect immediately prior to the Execution Date and set forth on Schedule 4.16(a) or (b) of the Seller Disclosure Schedules, cause or permit the Company Group or its Affiliates to (w) establish, adopt, amend or terminate any Company Benefit Plan or Seller Benefit Plan (unless such adoption, amendment or termination impacts all employees and individual service providers of Seller and the Company Group that are eligible to participate in such Benefit Plan equally and equitably), or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Company Benefit Plan or Seller Benefit Plan if in effect on the date hereof; (x) increase or accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits payable or provided with respect to any Business Employee or any of the current or former employees or individual service providers of the Company Group, including under any Company Benefit Plan, Seller Benefit Plan or any other benefit or compensation plan, agreement, contract, program, policy or arrangement; (y) grant, announce, award, or enter into any cash, equity or equity-based incentive awards, change of control, severance, separation, bonus, retention or transaction arrangement or similar compensation or benefits payable to any Business Employee or any of the current or former employees or individual service providers of the Company Group (or any of their respective dependents or beneficiaries) or (z) establish, materially modify or modify or amend or terminate any material Benefit Plan;

K. except as set forth on (1) Section 6.7(a) with respect to those Business Employees whose employment will be transferred to a member of the Company Group prior to the Closing and (2) Schedule 6.1(b)(K) of the Seller Disclosure Schedules, hire, promote, engage, transfer, or otherwise enter into any employment or consulting agreement or arrangement with, any Business Employee or current or former employee or individual service provider of the Company Group whose annualized compensation opportunities would exceed two hundred thousand dollars ($200,000);

L. except as set forth on Schedule 6.1(b)(L) of the Seller Disclosure Schedules terminate (other than for cause as determined by the applicable Seller Affiliate or Company Group member in good faith) any Business Employee;

M. engage in any line of business other than the business conducted by the Company Group as of the Execution Date;

N. transfer or reassign the duties of (1) any Business Employee such that he or she is no longer a Business Employee or (2) except as set forth in Section 6.7(a) with respect to those Business Employees whose employment will be transferred to a member of the Company Group prior to the Closing, any other employee of a Seller Affiliate such that he or she would become a Business Employee;

O. except as required by applicable Law, (1) negotiate, modify, extend, amend, terminate or enter into any Collective Bargaining Agreement or (2) recognize or certify any Union as the bargaining representative for any Business Employees or other current or former employees that provided services to the Business;

P. implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that trigger notice obligations under the Worker Adjustment and Retraining Notification Act or any similar Laws;

Q. waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Company Group;

R. withdraw from, or incur any withdrawal Liability with respect to, any Multiemployer Plan, or commence an obligation to contribute to any Multiemployer Plan;

S. make any capital expenditures in excess of one million dollars ($1,000,000) individually and two million five hundred thousand dollars ($2,500,000) in the aggregate;

T. institute, compromise or settle any material Proceeding or waive any material right of claim or claim of the Company Group, in each case, for which the amount in controversy is reasonably expected to be in excess of two hundred fifty thousand dollars ($250,000);

U. voluntarily reduce or terminate any existing insurance of the Company Group to the extent relating to their assets, in any material respect (unless replaced with a substantially comparable insurance policy);

V. materially amend or modify, or alternatively, extend, renew or terminate any Real Property Lease;

W. voluntarily relinquish its position as operator with respect to any of the Company Group’s assets operated by the Company Group;

X. (1) make, change or rescind any Tax election; (2) change any annual Tax accounting period; (3) adopt or change any method of Tax accounting; (4) fail to file any Tax Return or pay any Taxes when due; (5) file any amended Tax Returns; (6) enter into any voluntary disclosure (or similar) agreement with any Governmental Entity; (7) settle or compromise any Tax claim or assessment or enter into any closing agreement; (8) surrender any right to claim a Tax refund, offset or other reduction in Tax Liability; or (9) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

Y. sell, transfer, license, abandon, permit to lapse, expire or otherwise dispose of any Company Owned IP, other than non-exclusive licenses in the ordinary course of business or the expiration of Intellectual Property at the end of its statutory term; or

Z. authorize, agree or commit to do any of the foregoing.

(c) Buyer’s approval of any action restricted by Section 6.1(b) shall be considered granted on the fifth (5th) Business Day (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in the request delivered to Buyer) after receipt of such request for consent unless Buyer notifies the requesting Party to the contrary prior to such date.

(d) In the event of any damage, destruction or emergency affecting any member of the Company Group or the Facilities that (1) constitutes an operational emergency (including any restoration measures in response to any tornado, flood, earthquake, hurricane, tsunami or other natural disaster or weather-related event, circumstance or development and related equipment failures and outages) or (2) requires immediate action to prevent or mitigate an immediate and material threat to the health and safety of natural Persons, Seller may take, or cause any member of the Company Group to take, such action as Seller deems to be reasonably necessary or prudent under the circumstances to mitigate or prevent damage or destruction or otherwise respond to or deal with such situation, and any such actions shall be deemed to have been approved by Buyer and not to be a breach of the provisions of Section 6.1(b); provided that such actions are compliant in all material respects with applicable Law to mitigate the effects of such events and that Seller shall promptly notify Buyer as soon as practicable of any such actions taken by Seller or any member of the Company Group.

6.2 Access to Information.

(a) Between the Execution Date and the Closing, Seller shall and shall cause its Affiliates (including the Company Group) (a) to give Buyer and its authorized Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Records and the properties of the Company Group (including the Facilities); (b) to cause officers of the Company Group and Seller to furnish Buyer and its authorized Representatives with such financial and operating data and other information with respect to the Company Group as Buyer may from time to time reasonably request and (c) to reasonably cooperate with Buyer and Buyer’s Representatives in connection with Buyer’s investigation and review; provided, however, that (i) such access shall be granted only to the extent it does not unreasonably interfere with the operation of Seller’s and the Company Group’s business and shall be subject to Seller’s or the applicable member of the Company Group’s reasonable security measures and insurance requirements, including all applicable safety requirements of Seller and the Company Group, and (ii) prior to the Closing, without the prior written consent of Seller (which consent may be withheld by Seller in its sole discretion, subject to the following clause (1)), neither Buyer nor its authorized Representatives shall be permitted to (1) contact any suppliers to, or customers of, any member of the Company Group (other than (x) in the ordinary course of business not in connection with the Business, the Company Group or the transactions contemplated by this Agreement or (y) in connection with any jointly held meetings between, on the one hand, Buyer (or its Affiliates) and the Company Group (or its Affiliates) and, on the other hand, any customers or suppliers of the Business upon Buyer’s reasonable written request and subject to the following conditions: (A) Buyer shall provide Seller with a written agenda for any such proposed meeting no fewer than three (3) Business Days prior to the proposed date of such meeting, which agenda shall describe in reasonable detail the topics to be discussed and the attendees expected to participate; (B) Seller shall have the right to approve such agenda (such approval not to be unreasonably withheld, conditioned, or delayed and be automatically deemed approved if not expressly disapproved by the time of the meeting), and no such meeting shall be held unless and until Seller has provided its prior written consent (or deemed consent) to the agenda; (C) each of Buyer and Seller shall have the right to have one or more of its authorized Representatives attend and participate in any such meeting; (D) the scope of any such meeting shall be limited to the topics set forth on the approved agenda, and Buyer shall use reasonable best efforts to cause its employees and any other attendees representing Buyer (including any Affiliate or Representative of Buyer) at such meetings not to discuss, negotiate, or enter into any arrangement or understanding with any customer or supplier regarding pricing, output, market allocation, competitive strategy, or any other competitively sensitive information, except to the extent such discussions (I) are strictly necessary for legitimate integration planning purposes, (II) are conducted in a manner that does not violate applicable Antitrust Laws, and (III) do not involve the exchange of competitively sensitive information beyond what is reasonably necessary and proportionate to facilitate the transactions contemplated by this Agreement unless the Parties mutually agree in writing otherwise in advance of the meeting; (E) each of Buyer and Seller shall ensure that any information obtained through or provided in connection with any such meeting is treated in accordance with the Confidentiality Agreement and applicable Antitrust Laws, and Buyer shall not, and shall cause its Affiliates and Representatives not to, use any such information for any purpose other than evaluating and consummating the transactions contemplated by this Agreement), (2) contact any employee of Seller or its Affiliates regarding this Agreement or the transactions contemplated hereby or the business or assets owned by any member of the Company Group, except as otherwise provided in Section 6.8 or (3) operate any equipment or perform any invasive or subsurface investigations or collect or analyze any environmental samples (including building materials, indoor and outdoor air, surface and ground water, and surface and subsurface soils), in respect of any member of the Company Group’s assets or properties without Seller’s prior written consent (in its sole discretion). Seller shall have the right to have a Representative present at all times during any inspections and examinations conducted at offices or other facilities or properties of Seller, its Affiliates or any member of the Company Group. Buyer shall hold in confidence all such information to which it receives access pursuant to this Agreement on the terms and subject to the conditions contained in the Confidentiality Agreement. Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer, any information the disclosure of which would jeopardize any privilege available to any member of the Company Group, Seller or any Seller Affiliate relating to such information, that would cause Seller, any Seller Affiliate or any member of the Company Group to breach a confidentiality obligation, or that would reasonably be expected to result in a violation of applicable Law or (upon the advice of legal counsel) a loss of attorney-client privilege; provided, that Seller shall notify Buyer of the existence of any such information, and Seller and Buyer shall use Reasonable Efforts to make appropriate alternative disclosure arrangements with respect to such information, including to take commercially reasonable efforts to communicate or provide the requested information in a manner that does not result in a violation of the foregoing.

(b) From and after the Execution Date (including following any termination of this Agreement or following the Closing), Buyer agrees to indemnify, defend and hold harmless Seller, the Seller Affiliates (including, prior to the Closing, the Company Group) and all such Persons’ directors, officers, employees, agents and representatives from and against any and all Losses (INCLUDING CLAIMS OF STRICT LIABILITY, NEGLIGENCE AND FOR LIABILITY IMPOSED BY STATUTES, RULES OR REGULATIONS) arising out of the activities of Buyer, its Affiliates and its and their respective Representatives under Section 6.2(a), BUT EXCLUDING ANY SUCH LOSSES TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER, ANY SELLER AFFILIATE (INCLUDING, PRIOR TO THE CLOSING, THE COMPANY GROUP) OR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES.

6.3 Books and Records.

(a) Company Group Records. As soon as reasonably practicable, but no later than sixty (60) days after the Closing Date, to the extent permitted by applicable Law, Seller or its Affiliates shall deliver or cause to be delivered to Buyer originals or copies (in the form currently maintained by Seller or its applicable Affiliate) of all books, records and other documents pertaining to the Business that are in Seller’s or its Affiliates’ possession (or under Seller’s or its Affiliates’ control) (collectively, “Records”), other than those that have previously been made available to Buyer, and such Records required to be delivered will be deemed delivered if such Records are made available for download in a secured electronic data site to which Buyer is given access or if provided for pickup from the Seller’s or its Affiliates’ offices during normal business hours, subject to Section 6.3(b); provided, that the term “Records” shall expressly exclude (i) any electronic correspondence (including emails, instant messages (IMs), Teams, Skype, Slack and Zoom messages (and similar messaging platforms), and text messages and related metadata); provided, that any Contracts that exist or are memorialized or stored only in email format shall not be excluded from, and shall constitute, Records, (ii) records (including emails) destroyed in the ordinary course of business in accordance with Seller’s bona fide records retention policies, (iii) any records of Seller or any Seller Affiliates (including Tax records, business plans, strategies, cost and pricing information, accounting records, vendor lists and records, proprietary training materials, personnel records, equipment lists, technical drawings, financial records and company minute books and records) to the extent that they do not primarily relate to the Company Group, (iv) any employee records, including personnel and medical files, of any Seller Affiliate other than a member of the Company Group, other than those pertaining to Continuing Employees for which the applicable Continuing Employee provided consent to transfer such records, (v) any books, records or other documents the disclosure of which (upon the advice of legal counsel) would cause the waiver of any attorney-client, work product or similar privilege (provided, that Seller shall notify Buyer of the existence of any such information, and Seller and Buyer shall use Reasonable Efforts to make appropriate alternative disclosure arrangements with respect to such information, including to take commercially reasonable efforts to communicate or provide the requested information in a manner that does not result in a violation of the foregoing), (vi) any and all data, correspondence, materials, descriptions and records relating to the auction, marketing, sales negotiation or sale of the Purchased Interests or the assets and properties of the Company Group, including the existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Purchased Interests or the assets and properties of the Company Group, any bids received from and records of negotiations with any such prospective purchasers and any analyses of such bids by any Person and (vi) any of Seller’s internal drafts of Transaction Documents or other written information (including in electronic form) relating to any of the foregoing. Seller and any Seller Affiliates may retain the items set forth in clauses (i)-(vi) (collectively, the “Excluded Records”) of the immediately preceding sentence.

(b) Retention by Seller. Subject to Section 6.13, Seller and the Seller Affiliates may retain (i) copies of any Records that relate to (A) the Transition Services Agreement, (B) any disputes arising hereunder or with any Third Party, or (C) matters amongst any of Seller or any of its Affiliates and (ii) copies of all financial information and all other accounting Records prepared or used in connection with the preparation of historical financial statements of Seller or the Company Group for the periods prior to Closing.

(c) Record Preservation by Buyer. Buyer shall preserve and keep for a period of at least five (5) years from the Closing Date all Records of the Company Group relating to the operation of the Company Group prior to the Closing Date and shall, at Seller’s sole cost and expense, make such Records available to Seller upon reasonable request during normal business hours and upon reasonable advance notice. Buyer shall give Seller at least ninety (90) days’ prior notice before disposing of any such Records at the end of such five (5) year period to give Seller an opportunity, at Seller’s sole cost and expense, to remove and retain all or any part of such Records as Seller may select.

6.4 Indemnification of Officers, Directors, Employees and Agents.

(a) Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing Date in favor of the current or former managers, directors, officers, partners, members, agents and fiduciaries of the Company Group (collectively, the “Company Indemnitees”) as provided as of the Execution Date in the Organizational Documents of the Company Group, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing Date. Buyer shall not, and shall cause its Affiliates (including the Company Group after the Closing) not to, repeal or amend such arrangements in any manner that would adversely affect the rights of any of the Company Indemnitees thereunder.

(b) In the event that Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, to the extent such assumption does not occur by operation of Law, proper provisions shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in Section 6.4(a). The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Company Indemnitee, and his or its heirs and representatives.

(c) At or prior to the Closing, Seller will cause to be put in place, and shall fully prepay and bear the costs thereof as a Company Transaction Expense, “tail” insurance policies with a claims period of at least six (6) years following the Closing with respect to any Losses of any Company Indemnitee in connection with any acts or omissions occurring prior to the Closing Date for which such Company Indemnitee would otherwise be entitled to indemnification as provided in Section 6.4(a) (the “D&O Tail Policies”).

(d) The Parties hereby acknowledge and agree that the Company Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance provided by Persons other than the Company Group (collectively, the “Other Indemnitors”). Following the Closing, the Company Group (i) shall be the indemnitor of first resort (i.e., its obligations to any Company Indemnitee hereunder are primary and any obligation of any Other Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Company Indemnitee shall be secondary to the Company Group) with regard to matters arising from the affairs of the Company Group, (ii) shall be required to advance the full amount of expenses incurred by such Company Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights such Company Indemnitee may have against any Other Indemnitor and (iii) irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Parties further agree that no advancement or payment by the Other Indemnitors on behalf of such Company Indemnitee with respect to any claim for which such Company Indemnitee has sought indemnification from the Company Group shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Company Indemnitee against the Company Group. The Other Indemnitors are express third-party beneficiaries of the terms of this Section 6.4(d).

(e) The obligations of Buyer under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 6.4 applies without the consent of such Company Indemnitee so adversely affected.

6.5 Governmental Approvals; Other Regulatory Matters.

(a) Seller and Buyer shall (i) make or cause to be made (x) an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (y) except as provided in the immediately following sentence, any other filings or notifications required by Antitrust Laws or other applicable Laws with respect to the transactions contemplated hereby promptly following the Execution Date, and the Seller and Buyer shall bear their own costs and expenses incurred in connection with such filings, provided that any filing fees in connection therewith shall be borne by Buyer and (ii) use their commercially reasonable efforts to (x) promptly respond to any requests for additional information made by the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, (y) take all actions reasonably necessary to cause the waiting periods under the HSR Act and any other applicable Laws to terminate or expire at the earliest possible date and (z) resist in good faith, at each of their respective cost and expense, any assertion that the transactions contemplated hereby constitute a violation of applicable Laws, all to the end of expediting consummation of the transactions contemplated hereby. Promptly, and in no event more than twenty (20) days, following the Execution Date, Seller and Buyer shall, to the extent required and applicable, make or cause to be made all applications necessary to obtain the consent of the FCC to the transfer the Assigned FCC Licenses pursuant to Section 310 of the Communications Act of 1934, as amended. In connection with this Section 6.5 and the transactions contemplated by this Agreement, the Parties shall, to the extent permitted by Laws, (A) cooperate in all respects with each other in connection with any filing, submission, investigation or inquiry, (B) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the DOJ or the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding the transactions contemplated hereby, (C) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with or written materials to be submitted to, the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, any other Person, in connection with the transactions contemplated hereby, and (D) consult with each other in advance of any meeting, discussion, telephone call or conference with the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent not expressly prohibited by the DOJ, the FTC or any other Governmental Entity or Person, give the other Party the opportunity to attend and participate in such meetings and conferences, in each case, regarding the transactions contemplated hereby.

(b) Buyer shall not, and shall cause its Affiliates not to, agree to or consummate any transaction that would be expected to individually or in the aggregate (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Buyer to procure, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders or declarations of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, (B) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated by this Agreement, or (C) cause the Seller or Buyer to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the transactions contemplated by this Agreement.

6.6 Efforts to Close; Third Party Consents.

(a) On the terms and subject to the conditions of this Agreement and applicable Law, each Party shall (and shall cause its respective Affiliates to) use its Reasonable Efforts to take (or cause to be taken) all actions necessary to consummate, as soon as practicable following the Execution Date (but prior to the Termination Date), the transactions contemplated by this Agreement and the other Transaction Documents (to the extent it or its Affiliate is a party thereto) and cause each of the conditions within its control set forth in Article 7 to be satisfied.

(b) Except for the matters addressed in Section 6.5, which shall be governed by such Section, Seller shall (and shall cause its Affiliates, including the Company Group to) use Reasonable Efforts to obtain, and Buyer and its Representatives shall reasonably cooperate with Seller in obtaining, any consents of Third Parties required in connection with the transactions contemplated by this Agreement, including as set forth on Schedule 6.6(b) of the Seller Disclosure Schedules, as soon as practicable following the Execution Date (but prior to the Termination Date).

6.7 Employee Matters.

(a) Buyer shall limit access to Schedule 4.16(f) of the Seller Disclosure Schedules to those employees and Representatives of Buyer or its Affiliates with a need to know the information set forth on such Schedule. Buyer shall, and shall cause its Affiliates to, maintain the confidentiality of the information included on Schedule 4.16(f) of the Seller Disclosure Schedules and shall take reasonable steps to ensure those employees and Representatives to whom Buyer gives access to Schedule 4.16(f) of the Seller Disclosure Schedules maintain the confidentiality of the information set forth therein. Prior to the Closing, Seller shall, or shall cause its applicable Affiliates to, (i) cause the employment of each Business Employee who is not employed by a member of the Company Group to be transferred to a member of the Company Group, and (ii) cause the employment of each employee of the Company Group who is not a Business Employee to be transferred to Seller or its Affiliates. During the Benefit Period (or, if earlier, until the date of a Continuing Employee’s termination of employment), Buyer shall, or shall cause its Subsidiary to (which Subsidiary may include a member of the Company Group or successor thereto for periods on and after the Closing Date for purposes of this Section 6.7), provide (including provision pursuant to the Transition Services Agreement) (i) each Continuing Employee with an annual base salary or hourly wage rate, as applicable, and a target annual cash bonus opportunity that, in each case, is not less than such Continuing Employee’s annual base salary or hourly wage rate and target annual cash bonus opportunity with Seller or its Affiliates (including the Company Group) as of immediately prior to the Closing Date, (ii) Continuing Employees with long-term incentive and equity compensation opportunities that are, in the aggregate, not less than Continuing Employees’ long-term incentive and equity compensation opportunities with Seller or its Affiliates (including the Company Group) as of immediately prior to the Closing Date and (iii) each Continuing Employee with employee benefits (excluding any equity or equity-based or long-term incentive compensation, defined benefit pension, nonqualified deferred compensation, severance, retention, change in control, transaction or similar or post-employment or retiree welfare benefits, together the “Excluded Benefits”) that are substantially comparable, in the aggregate, to the employee benefits provided to Continuing Employees under the Seller Benefit Plans and Company Benefit Plans set forth on Schedule 4.16(a) and (b) of the Seller Disclosure Schedules (other than the Excluded Benefits).

(b) With respect to the fiscal year in which the Closing Date occurs, Seller or its Affiliate shall pay to each Continuing Employee, within sixty (60) days after the Closing Date, a pro-rated portion of the incentive award due under Seller’s annual incentive plan, calculated at the Continuing Employee’s target opportunity, for the period commencing on the first day of the applicable incentive period and ending on the day immediately prior to the Closing Date. For the avoidance of doubt, the costs of any such incentive awards and the employer portion of any applicable Taxes payable with respect thereto shall be borne one hundred percent (100%) by Seller and its Affiliates after the Closing (which shall not include the Company Group).

(c) Buyer or its Affiliate shall assume, honor, and maintain in effect (as in effect immediately before the Closing) throughout the Benefit Period, all severance agreements and the Retention Agreements, set forth in Schedule 6.7(c) of the Seller Disclosure Schedules.

(d) If a Continuing Employee’s employment is terminated during the Benefit Period by Buyer or its applicable Affiliate for any reason other than (i) for cause as determined by Buyer or its Affiliate in good faith or (ii) due to a Continuing Employee’s death or disability that renders the Continuing Employee unable to perform his or her essential job functions, with or without a reasonable accommodation, then Buyer shall, or shall cause its Affiliates to, to the extent such Continuing Employee is not entitled to comparable severance or termination benefits under a Retention Agreement set forth in Schedule 6.7(c) of the Seller Disclosure Schedules, provide severance benefits to such Continuing Employee that are equal to or greater than the severance benefits set forth in Exhibit F.

(e) With respect to each Continuing Employee who begins to participate in a benefit or compensation plan, program, policy, agreement or arrangement of Buyer or its Subsidiaries (other than the Excluded Benefits) (a “Successor Benefit Plan”), Buyer shall, or shall cause its Subsidiary to, cause the applicable Successor Benefit Plan (but excluding any Successor Benefit Plan that is subject to Section 412 of the Code or Title IV or ERISA) to credit each Continuing Employee for purposes of eligibility, vesting, and future vacation benefit accruals, with the service that is credited for the same purpose under the corresponding Seller Benefit Plan or Company Benefit Plan in which such Continuing Employee participates immediately prior to the Closing Date (including service with predecessor employers); provided, however, that the Successor Benefit Plan may exclude any such prior service credit that would result in the duplication of benefits or compensation. With respect to each Continuing Employee who begins to participate in a Successor Benefit Plan that is a group health plan in the plan year in which the Closing occurs, Buyer shall, or shall cause its Subsidiary to, use commercially reasonable efforts to cause (i) each such Continuing Employee to be eligible to participate in the applicable Successor

Benefit Plans which provide group, medical, dental, prescription drug, and vision benefits without any waiting periods or any pre-existing condition exclusions and without regard to any evidence of insurability, actively-at-work, or similar requirement to the extent waived or satisfied by a Continuing Employee under any Seller Benefit Plan or Company Benefit Plan as of the Closing and (ii) credit to be given for all co-payments, deductibles, out-of-pocket costs and similar expenses paid by each Continuing Employee and such Continuing Employee’s eligible dependents under a comparable Seller Benefit Plan or Company Benefit Plan that is a group health plan, as applicable, in which such Continuing Employee participates in immediately prior to the Closing Date and during the plan year of such Successor Benefit Plan in which the Closing Date occurs, under a comparable Successor Benefit Plan that is a group health plan. Buyer shall, or shall cause its Affiliate to, recognize, honor and credit each Continuing Employee with the vacation time, sick leave, paid time off, and other leave accrued by such Continuing Employee as of immediately prior to the Closing Date. Seller shall provide Buyer or its Affiliate, as applicable, with all data and information reasonably requested in writing by Buyer or such Affiliate to enable Buyer or such Affiliate to comply with this Section 6.7(e).

(f) Buyer shall permit each Continuing Employee who is a participant in any Seller Benefit Plan or Company Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Seller 401(k) Plan”) to (a) become a participant in a 401(k) plan of Buyer or its Affiliate (including a Company Benefit Plan) that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer 401(k) Plan”) as soon as administratively practicable following the Closing Date, subject to the terms and conditions of the Buyer 401(k) Plan and (b) subject to the terms and conditions of the Buyer 401(k) Plan, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Seller 401(k) Plan to the Buyer 401(k) Plan effective as of the Closing Date. As of and following the Closing, Seller and its Affiliates (for the avoidance of doubt, not including any member of Company Group) shall assume or retain, as applicable, the sponsorship of and all Liabilities at any time arising under, pursuant to or in connection with any Benefit Plan that is not a Company Benefit Plan.

(g) Nothing in this Section 6.7 or this Agreement, express or implied, (i) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Seller Benefit Plan or Company Benefit Plan or other benefit or compensation plan, program, policy, contract, agreement or arrangement, (ii) shall alter or limit the ability of Buyer or any of its Affiliates (including, following the Closing Date, the Company Group) to amend, modify or terminate any Company Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement at any time or (iii) shall create any obligation on the part of Seller or its Affiliates (or, following the Closing Date, Buyer or any of its Affiliates) to employ or engage any service provider for any period following the Closing Date. Nothing in this Section 6.7 shall or shall be construed to confer any rights or remedies (including any third-party beneficiary rights) on any Person not a Party.

6.8 Public Announcements. Prior to the Closing, Seller and Buyer shall consult with each other regarding any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, and neither Seller nor Buyer shall make any such press release, public announcement or any filings with or notices to any Governmental Entity (including any national securities exchange or interdealer quotation service) other than in the ordinary course of business and unrelated to the transactions contemplated by this Agreement without the prior written consent of the other Party; provided, however, that the foregoing shall not restrict disclosures (a) to the extent necessary for a Party to perform this Agreement (including disclosures to Governmental Entities and disclosures in connection with the procurement of any necessary consents, approvals, and similar documentation related to the transactions contemplated hereby), (b) to the extent required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates, (c) to the extent necessary for a Party to enforce the terms of this Agreement, (d) in connection with any customary rating agency, investor, analyst and earnings calls, presentations, meetings and conference calls or customary announcements and communications by either Party or its respective Affiliates (so long as the non-public terms of this Agreement remain confidential), (e) of the terms of this Agreement by Buyer or Seller to its respective Representatives who are bound by confidentiality obligations and have a need to know such information in connection with providing services to such Party, (f) to Buyer’s or its Affiliates’ direct and indirect equity holders (including fund limited partners) and their Representatives and financing source or prospective limited partners in connection with the ordinary course of Buyer’s or its Affiliates’ business (so long as such Persons are bound by confidentiality obligations to keep the non-public terms of this Agreement confidential), or (g) as may be necessary in connection with the filing of Tax Returns or claims for refund or in defending, prosecuting or otherwise conducting any examination, audit or administrative or judicial proceeding regarding any Tax Return or Taxes; provided, that in the cases of the foregoing clauses (a) through (c), each Party shall use Reasonable Efforts to consult with the other Party regarding the contents of any such release or announcement and incorporate any reasonable comments received prior to making such release or announcement. Notwithstanding anything to the contrary in this Section 6.8, each Party may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are consistent with (and no more expansive than) the substance of information previously consented to by the other Parties in accordance with this Section 6.8.

6.9 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with the Transaction Documents and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred.

6.10 R&W Policy. The Parties acknowledge and agree that, as of or prior to the Execution Date, Buyer has procured the R&W Binder Agreement, which is in the form attached hereto as Exhibit D (the “R&W Binder Agreement”), in connection with the R&W Policy. Buyer shall provide Seller a reasonable opportunity to review the R&W Policy and provide reasonable comments in advance of binding coverage thereunder. Following the Execution Date, Buyer shall use commercially reasonable efforts to satisfy the conditions set forth in the R&W Binder Agreement. Buyer shall provide Seller with a true and complete copy of the final and issued R&W Policy as soon as reasonably practicable following the Closing. Buyer shall cause the R&W Policy to (a) name Buyer or an Affiliate of Buyer as the insured, (b) provide that (i) the insurer(s) issuing such policy agree not to pursue, directly or indirectly, shall not be entitled to, and thereby irrevocably and unconditionally waive and release and otherwise shall not pursue any and all rights of subrogation, indemnification, claims for contribution, rights by way of assignment (or any similar or equivalent rights), entitlement of privilege and any other claims or cause of action or other right or other recourse or recovery whatsoever or otherwise against and shall not bring a claim against Seller or any of its direct or indirect equityholders or any of Seller’s Affiliates or any of their respective Representatives (each, a “Seller Party” and, collectively, the “Seller Parties”) and Buyer shall not assign to such insurer(s) any subrogation rights with respect to the Seller Parties in connection with this Agreement and the transactions contemplated hereby, provided that such insurer(s) may subrogate against Seller to the extent (and only to the extent) that the payment of loss under the R&W Policy directly resulted solely from Fraud by Seller, and, in such case, only with respect to that portion of the loss that directly resulted from the Fraud of Seller (it being understood and agreed that the insurer(s) shall bear the burden of proving any such Fraud and the amount of such portion of the loss directly resulting from such Fraud) in connection with the making of the representations and warranties contained in this Agreement, (ii) the Fraud of any one Person shall not be imputed to any other Person, (iii) each Seller Party is an intended and express third-party beneficiary of the foregoing waiver and release with independent rights to enforce such waiver and release as if a party to the R&W Policy and (iv) no Person shall amend, waive, restate, modify or otherwise revise the subrogation provision in the R&W Policy in a manner that is adverse or prejudicial in any respect to any Seller Party, or allow any such subrogation waiver to be amended, waived, restated, modified or otherwise revised in a manner that is adverse or prejudicial in any respect to any Seller Party, without the prior written consent of the Seller. From and after the Execution Date, Buyer shall not (and shall cause its Affiliates to not) grant any right of subrogation other than as expressly permitted in the prior sentence or otherwise amend, terminate, modify, or waive the subrogation provision of the R&W Policy (or any other term or condition of the R&W Policy that has the effect of amending, terminating, modifying or waiving the subrogation provision of the R&W Policy) in a manner adverse to any Seller Party without Seller’s prior written consent (which may be withheld in its sole and absolute discretion). Notwithstanding the foregoing, for the avoidance of doubt, the Parties acknowledge and agree that obtaining the R&W Policy is not a condition to Buyer’s obligation to consummate the Closing, and Buyer shall remain obligated to consummate the transactions contemplated by this Agreement. The Parties acknowledge and agree that the failure to obtain or maintain the R&W Policy shall not increase any liability of any Seller or the other Seller Parties hereunder, including if (x) the R&W Policy is disputed, invalidated or deemed ineffective, in whole or in part, (y) the coverage provided under the R&W Policy is denied, disputed, exhausted or otherwise made unavailable to Buyer or any of its Affiliates or any other insured thereunder, in whole or in part or (z) there is otherwise an absence of coverage thereunder for any reason, including due to exclusions. Buyer shall be responsible for the costs and expenses incurred by Buyer and its Affiliates to obtain the R&W Policy, including the total premium, underwriting fees, brokerage commission, taxes and other fees and expenses to obtain such policy. For the avoidance of doubt, it is understood and agreed that Buyer shall bear one hundred percent (100%) of any retention (including any dropdown retention, deductible or self-insured retention) under the R&W Policy, and Seller and the other Seller Parties shall have no responsibility or liability for any portion of such retention.

6.11 Financing Cooperation of Seller.

(a) Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall cause the Company Group to, and shall use commercially reasonable efforts to cause the Company Group’s respective officers, directors, employees, accountants, consultants, legal counsel, controlled affiliates, agents and other representatives to, in each case, use commercially reasonable efforts to provide, such cooperation as is necessary and reasonably requested by Buyer in writing in connection with the arrangement of a Debt Financing, including: (i) making available to Buyer, its advisors and its financing sources, on a confidential basis, to the extent readily available to Seller or the Company Group, such financial and other pertinent information as is reasonably necessary to allow Buyer, its advisors and the Debt Financing Sources to prepare pro forma financial statements (it being understood and agreed that neither the Seller nor the Company Group shall be required to provide or prepare (1) any pro forma financial statements, any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (or otherwise prepare pro forma financial information or post-Closing financial information), (2) any description of all or any portion of the Debt Financing or any securities issued in lieu thereof, including any “capitalization” (with respect to Buyer), “description of notes,” “description of other indebtedness” or “plan of distribution,” any such description to be included in liquidity and capital resources disclosure or other information customarily provided by the financing sources, (3) risk factors relating to all or any component of the Debt Financing or any securities issued in lieu thereof or (4) projections or other forward-looking statements that are not derivable without undue effort or expense by the Company from the books and records of the Company Group (clauses (1) through (4), the “Excluded Information”)); (ii) cooperating with Buyer in providing reasonable access to the Company Group’s management team, with appropriate seniority and expertise, and to seek to obtain their participation in a reasonable number of lender presentations, sessions and meetings with prospective lenders, in each case, upon reasonable advance notice and at mutually agreed times during the Company’s normal business hours, (iii) assisting Buyer and its Debt Financing Sources in preparing confidential information memoranda, rating agency presentations and similar documents to the extent necessary in connection with the Debt Financing and, in each case, solely with respect to information regarding the Company Group, (iv) providing commercially reasonable assistance in obtaining such customary and required consents, certificates, agreements, acknowledgements, authorizations, arrangement, approvals, documents or instruments as reasonably requested by Buyer, (v) providing customary authorization letters to the Debt Financing Sources to accompany customary marketing materials in respect of the Debt Financing, including making a customary 10b-5 representation with respect to the information contained therein with respect to the Company Group (in each case, including customary exculpatory provisions with respect to the members of the Company Group and each of their respective Affiliates and Representatives and provided that the Seller shall be given a reasonable opportunity prior to execution to review and provide comments on such authorization letters and such information to be distributed in connection therewith), (vi) cooperating with the Debt Financing Sources’ due diligence efforts, to the extent reasonable and customary for financings similar to the Debt Financing, (vii) assisting Buyer in obtaining any customary corporate or facility ratings (but not any specific rating) from any rating agencies contemplated by the Debt Financing, and (viii) delivering, at least three (3) Business Days prior to Closing, all documentation and other information as is reasonably requested in writing by Buyer and its Debt Financing Sources no less than fifteen (15) Business Days prior to Closing and solely to the extent readily available and relating to Seller or the Company Group with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230); provided, that only those directors, managers, officers or equivalent persons of the Company Group who will continue in such position following the Closing (or who will be appointed to such position at Closing), and without limiting any of their obligations or duties (including fiduciary duties) (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby), may, at the request of Buyer (but shall not be required to), execute and deliver definitive financing documentation that will be effective only at or after the Closing (or otherwise subject to the occurrence of the Closing); provided, further, that the pre-Closing board of directors (or any similar governing body) of any member of the Company Group shall not be required to adopt resolutions or consents approving or authorizing the execution of definitive financing documentation in connection with the Debt Financing, except that directors and managers of the Company Group who will continue to hold such offices and positions from and after the Closing may (but shall not be required to) execute such resolutions or consents that are contingent upon the occurrence of, and effective only as of, the Closing; provided, however, that nothing in this Section 6.11(a) will require any such cooperation to the extent that it would (v) require the Company Group to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement by or on behalf of Buyer or is not otherwise indemnified by or on behalf of Buyer, (w) require the Company Group to enter into any Contract, consent, certificate, agreement, acknowledgement, authorization, arrangement, approval, document or instrument that is not contingent upon the Closing or that would be effective prior to the Closing (other than the customary authorization letters in connection with the marketing efforts for the Debt Financing described above), (x) require the Company Group to give to any other Person any indemnities in connection with the Debt Financing that are effective prior to the Closing, (y) require the Company Group to enter into or approve any debt financing or any definitive agreement for the Debt Financing that would be effective prior to the Closing (other than the customary authorization letters in connection with the marketing efforts for the Debt Financing described above) or (z) unreasonably interfere with the ongoing business operations of the Company Group. Notwithstanding the foregoing, Buyer may disclose such information to the Debt Financing Sources as reasonably necessary in preparation of marketing or syndication materials and the Debt Financing Sources may share such information with potential lenders, arrangers or other potential financing sources if the recipients of such information agree to customary confidentiality agreements.

(b) Notwithstanding the foregoing, the cooperation and actions contemplated in Section 6.11(a) shall not be required to be taken if any such cooperation or action (i) unreasonably interferes with the ongoing operations of Seller or the Company Group (as determined by Seller or the Company Group in good faith), (ii) causes any representation or warranty in this Agreement to be breached or any condition to the Closing set forth in Article 7 to fail to be satisfied or otherwise results in a breach of this Agreement, (iii) requires Seller, any member of the Company Group or any of their respective Affiliates to take any action that could reasonably be expected to conflict with or violate its respective Organizational Documents or any Law, or result in a contravention of, violation or result in any breach of, or default under (or an event that, with or without notice or lapse of time, or both, could constitute a breach of or default under), any Material Contract to which Seller or any member of the Company Group is a party, or give rise to a right of termination, cancellation or acceleration of any obligation thereunder, or would reasonably be expected to conflict with any confidentiality obligations applicable to Seller or any member of the

Company Group (provided, that with respect to confidentiality, Seller shall and shall cause the Company Group to work in good faith to use reasonable efforts to provide access to or disclose any such information in a manner which would not conflict with such confidentiality obligations), (iv) involves any binding commitment by Seller or any member of the Company Group, except for any commitment of a member of the Company Group that is conditioned on the Closing and terminates without Liability to Seller, the Company Group or their Affiliates upon the termination of this Agreement, (v) requires Seller or any member of the Company Group to be a borrower, guarantor, grantor, pledgor or other obligor with respect to the Debt Financing, except with respect to a member of the Company Group on or after the Closing, (vi) requires Seller or any member of the Company Group or any of their Affiliates to cause any director or officer to sign any closing certificate or solvency certificate to be delivered at the Closing (it being understood and agreed that it shall be Buyer’s obligation to cause such certificates to be delivered by Persons in their capacities as directors or officers of Buyer or the Company Group after the Closing), (vii) would require Seller, any member of the Company Group or any of their respective Affiliates to incur any personal Liability, (viii) requires Seller, any member of the Company Group or any of their respective Affiliates to provide access to or disclose information that Seller or any member of the Company Group determines would reasonably be expected to result in a loss or waiver of, or jeopardize, any attorney-client privilege or attorney work product or other legal privilege (provided that, with respect to attorney-client privilege, Seller shall and shall cause the Company Group to work in good faith to use reasonable efforts to provide access to or disclose any such information in a manner which would not jeopardize such privilege) or, (ix) would require Seller or any member of the Company Group to waive or amend any terms of this Agreement or (x) would require Seller or any member of the Company Group or any of their respective Affiliates to consent to any pre-filing of UCC-1 financing statements or any other grant of Encumbrances on the assets of the Company Group or any of their respective Affiliates prior to the Closing (except to the extent subject to the occurrence of the Closing).

(c) Seller on behalf of the Company Group hereby consents to the use of the logos of the Business in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the business or its reputation or goodwill.

(d) Buyer shall indemnify and hold harmless Seller and its Affiliates (including, prior to the Closing, the Company Group) and its and their respective Representatives from and against any and all Losses suffered or incurred by any of them, and Buyer shall promptly reimburse Seller and its Affiliates (including, prior to the Closing, the Company Group) for all reasonable and documented out-of-pocket costs incurred by such Seller and its Affiliates (including, prior to the Closing, the Company Group) and its and their respective Representatives, in connection with both the arrangement of the Debt Financing and any assistance or activities contemplated by this Section 6.11.

(e) Notwithstanding anything in this Agreement to the contrary, except to the extent that any such failure is caused by a willful, intentional and material breach by Seller or its Affiliates of this Section 6.11, in no event will any failure by Seller to comply with this Section 6.11 be used by Buyer as a basis to (w) terminate this Agreement, (x) assert the failure of any of Buyer’s conditions to Closing to be satisfied, (y) assert that Seller is not entitled to terminate this Agreement, or (z) assert any claim for damages under this Agreement.

6.12 Removal of Retained Marks; Name Change. Retained Marks will appear on some of the assets of the Company Group, including on signage throughout the real property and pipeline rights of way of the Company Group, and on supplies, materials, stationery, brochures, advertising materials, manuals and similar consumable items or other collateral, be it physical or digital, of the Company Group. Buyer shall obtain no right, title, interest, license or any other right whatsoever to use the Retained Marks other than as expressly set forth in this Section 6.12. Buyer shall (a) reasonably promptly following the Closing, commence the process of changing the name of each member of the Company Group to remove any reference to the Retained Marks and thereafter prosecute to completion such name change with all reasonable diligence, (b) within one hundred eighty (180) days after the Closing Date, remove or permanently cover or conceal (in their entirety) the Retained Marks from the assets of the Company Group, including signage on the real and personal property of the Company Group; provided, that with respect to removing or, to the extent permitted by applicable Law, permanently covering or concealing (in their entirety) phone numbers or other Retained Marks from pipeline, valve and meter markers, Buyer shall complete such replacement or removal on or before such earlier date as required by applicable Law and (c) within one hundred eighty (180) days after the Closing Date, return or destroy all stationery, brochures, advertising materials, manuals and similar consumable items or other collateral, be it physical or digital, of the Company Group that contain any Retained Marks that are not removable. Buyer will not conduct any business or offer any goods or services under the Retained Marks. Subject to this Section 6.12, Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Retained Marks or otherwise operate the Company Group in any manner which would or might reasonably confuse any Person into believing that Buyer has any right, title, interest, or license to use the Retained Marks. Notwithstanding anything to the contrary herein, during the term of this Agreement and thereafter, Buyer and its Affiliates (including the Company Group) have the right to use (1) plain-text, non-stylized versions of the Retained Marks in a neutral, non-trademark manner to describe the history of the parties’ relationship, or otherwise as required by Law, (2) in a manner that would otherwise constitute “fair use” under applicable Law if such use were made by a third party or (3) the Retained Marks in historical, legal and business documents and internal materials not visible to the public.

6.13 Confidentiality.

(a) The Parties acknowledge and agree that, notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement shall remain in full force and effect according to its terms until Closing (or if Closing does not occur, after termination of this Agreement as provided in the last sentence of this Section 6.13(a)) and, Buyer shall keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement and through the Closing, in each case, as if Buyer were a party to the Confidentiality Agreement. Effective upon Closing, the Confidentiality Agreement shall terminate. If this Agreement is terminated in accordance with Article 9 for any reason prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms for a period of two (2) years after the date of such termination.

(b) From and after the Closing, subject to Section 6.13(c), each Party shall, and shall undertake Reasonable Efforts to cause its Affiliates and Representatives to, keep confidential and not disclose to any Person (other than such Party’s Affiliates and its and their Representatives that have a need to know, and with any further disclosure by any such Affiliate or Representative that such Party would be prohibited from making pursuant to the terms hereof being deemed a breach of such Party) (i) in the case of Seller, any non-public information relating to the Company Group, the assets and Business, this Agreement or the other Transaction Documents and (ii) in the case of Buyer, any non-public information to the extent relating solely to Seller or the Retained Business obtained pursuant to Buyer’s evaluation of the Company Group, this Agreement or the other Transaction Documents, in each case of clauses (i) and (ii), including any such information regarding the negotiations, terms and conditions of this Agreement or any other Transaction Document and all other documents related to the transactions contemplated hereunder, but subject to any confidentiality obligations set forth therein (collectively, the “Restricted Information”) except as may be approved in writing by the other Party. Each Party and its Affiliates and Representatives shall not directly or indirectly use such Restricted Information for any purpose, except as permitted by the terms of this Agreement.

(c) The obligation to keep such Restricted Information confidential and the restrictions on the use of such Restricted Information shall not apply to:

(i) any information that (A) is or becomes generally available to the public other than as a result of a breach of this Section 6.13(c) by the applicable Party or any of its Affiliates or its and their respective Representatives, (B) was available to such Party or any of its Affiliates, or otherwise in the possession of such Party or any of its Affiliates, on a non-confidential basis prior to its disclosure to such Party by the disclosing Party or any of its Affiliates without such Party or any of its Affiliates being bound by a confidentiality agreement with, or secrecy obligation imposed by applicable law and owed to, such disclosing Party, any of its Affiliates, or any third party, (C) becomes available to such Party or any of its Affiliates on a non-confidential basis from a source other than the disclosing Party or any of its Representatives, provided, that such source is not, to the knowledge of such Party or any of its Affiliates after reasonable inquiry, prohibited from transmitting the information to such Party or any of its Affiliates by a contractual or legal obligation to the disclosing Party or any of its Affiliates or (D) is independently developed by such Party or any of its Affiliates without use or reference to any of the Restricted Information;

(ii) use and disclosures of Restricted Information (A) in the course of any litigation, mediation or arbitration Proceedings involving such Party, through interrogatory, or other similar requirement for such information to be disclosed or the rules of any applicable national stock exchange, the United States Securities and Exchange Commission, (B) to Governmental Entities lawfully requesting such information, (C) to any Affiliates, legal, tax, accounting or other professional advisors of such Party, (D) to prospective acquirers potential (including, but not limited to, the Debt Financing Sources), financing sources, joint venture partners, equity investors or similar Persons in connection with any direct or indirect asset disposition or transfer, financing (including, but not limited to, the Debt Financing), merger, reorganization, equity investment or joint venture with respect to any Party or Affiliate of any Party; provided, that such Persons enter into a confidentiality agreement containing confidentiality obligations that are substantially identical to (or no less restrictive) than the confidentiality obligations contained in this Agreement or (E) reasonably necessary in order to consummate the transactions contemplated hereunder and under the other Transaction Documents; and

(iii) any information of the type that is customarily disclosed by a Party or its Affiliates in connection with rating agency, investor, analyst and earnings call presentations, meetings and conference calls or customary announcements and communications.

6.14 Replacement or Cancellation of Financial Guaranties. Buyer shall use Reasonable Efforts to obtain, or cause to be obtained (a) in the name of Buyer (or one of its Affiliates acceptable to the beneficiary thereof) replacements for or (b) cancellations of, in each case, effective as of the Closing, Financial Guaranties (i) identified in Schedule 6.14 of the Seller Disclosure Schedules or (ii) entered into by Seller or any Seller Affiliate on behalf or for the benefit of the Company Group between the Execution Date and the Closing in accordance with Section 6.1(b)(D). Seller shall (and shall cause the Company Group to) use Reasonable Efforts to cooperate with Buyer in connection therewith, including at Buyer’s request, facilitating introductions between the beneficiaries of such Financial Guaranties and Buyer. If Seller and Buyer are unable to obtain a replacement or cancellation of any such Financial Guaranties prior to or at Closing, the Parties agree to continue to reasonably cooperate to effect such replacement or cancellation as soon as possible thereafter. If Buyer is unable to replace or cancel any such applicable Financial Guaranty effective as of the Closing, then from and after the Closing, (x) Seller shall not, and shall cause its applicable Affiliates shall not to, materially amend, materially modify or terminate any such Financial Guaranty without the prior written consent of Buyer prior to the replacement or cancellation by Buyer of such Financial Guaranty until the date that is one (1) year following the Closing, and (y) Buyer shall indemnify and hold harmless Seller and each Seller Affiliate from and against any and all Losses arising from or relating to such Financial Guaranty until such Financial Guaranty has been replaced and cancelled.

6.15 Insurance. Buyer acknowledges that, at or promptly following the Closing, the insurance policies maintained by Seller and Seller Affiliates for the benefit of any member of the Company Group shall be terminated or modified to exclude coverage of each member of the Company Group, and, as a result, Buyer shall be obligated from and after Closing to self-insure or obtain at its sole cost and expense replacement insurance, including insurance required by any Third Party to be maintained by or for the benefit of the Company Group. If required by Law or Contract, Buyer shall provide to Governmental Entities and Third Parties evidence of such replacement or substitute insurance coverage for the continued operations of the business of each member of the Company Group following the Closing.

6.16 Exclusivity.

(a) Seller shall, and shall cause its Affiliates (including the Company Group) and its and their respective Representatives to, (i) promptly cease and cause to be terminated any existing activities, including discussions or negotiations with, any Person conducted prior to the date hereof, with respect to any Acquisition Proposal, (ii) within three (3) Business Days of the Execution Date, request the return or destruction of all confidential information previously furnished in connection with an Acquisition Proposal and (iii) within one (1) Business Day of the Execution Date, terminate all physical and data room access previously granted to any Person with respect to any Acquisition Proposal, in each case, other than with respect to Buyer and its Affiliates and its and their respective Representatives in respect of the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Prior to the Closing, Seller shall not, and shall cause its Affiliates (including the Company Group) and its and their respective other Representatives not to, directly or indirectly, (i) initiate, solicit or intentionally encourage the submission of any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, any inquiries or the making of any proposal that constitutes any Acquisition Proposal (except to decline and provide notice of the existence of the restrictions in this Section 6.16), (iii) enter into any letter of intent or agreement in principal, or otherwise contract with respect to any Acquisition Proposal or (iv) assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its Affiliates and its and their respective other Representatives) to do or seek to do any of the foregoing; provided, that this Section 6.16(b) shall not apply to any communications related to the transactions contemplated by this Agreement with Buyer and its Affiliates and its and their respective Representatives. From and after the Execution Date until the Closing, Seller shall reasonably promptly (and in any event, within two Business Days of receipt) notify Buyer in writing of any request for information with respect to any Acquisition Proposal, or any inquiry which could reasonably be expected to result in an Acquisition Proposal and the identity of the Person making the same.

6.17 Termination of Affiliate Contracts; Intercompany Balances. At or prior to the Closing, Seller shall: (a) terminate or cause to be terminated each Contract between any member of the Company Group, on the one hand, and Seller or any Seller Affiliate (other than a member of the Company Group), on the other hand, except for those Contracts listed in Schedule 6.17(a) of the Seller Disclosure Schedules; and (b) cause all intercompany accounts between any member of the Company Group, on the one hand, and Seller or any Seller Affiliate (other than a member of the Company Group), on the other hand (other than any accounts arising under a Contract listed in Schedule 6.17 of the Seller Disclosure Schedules), to be terminated or otherwise eliminated or settled without the transfer of cash or other assets from any member of the Company Group and without any liability or obligation, whether fixed or contingent, to Buyer or any member of the Company Group following the Closing. Prior to or at the Closing, Seller shall provide, in form and substance reasonably satisfactory to Buyer, evidence of the termination of any of the foregoing Contracts effective as of the Closing, including for the Contracts set forth on Schedule 6.17(c) of the Seller Disclosure Schedules.

6.18 Disclaimers; Certain Limitations. EXCEPT AS AND TO THE EXTENT SET FORTH IN Article 3, Article 4 OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2, SELLER AND EACH OTHER SELLER PARTY MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER OR ITS REPRESENTATIVES BY ANY OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR A SELLER AFFILIATE). EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article 3, Article 4 OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2, SELLER HEREBY, ON BEHALF OF ITSELF AND EACH OTHER SELLER

PARTY, EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF ANY MEMBER OF THE COMPANY GROUP (INCLUDING ANY IMPLIED OR EXPRESSED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS). NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, SELLER AND EACH OTHER SELLER PARTY MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER REGARDING, AND NONE OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT SHALL APPLY TO (A) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OR (B) THE POSSIBILITY, PROBABILITY OR LIKELIHOOD OF PROCEEDINGS ARISING FROM AND AFTER THE EXECUTION DATE WHICH CHALLENGE THE RATES CHARGED FOR SERVICES PROVIDED AT OR THROUGH THE OPERATION OF THE FACILITIES. NOTHING IN THIS SECTION 6.18 SHALL BE DEEMED TO WAIVE ANY CLAIM OR CAUSE OF ACTION BY BUYER FOR LOSSES RESULTING FROM FRAUD.

6.19 Release.

(a) Effective as of the Closing, Seller, on its own behalf and on behalf of all of its Affiliates and its and their successors and permitted assigns, and each of the foregoing’s respective Affiliates, unconditionally, irrevocably and forever releases and discharges, to the maximum extent permitted by Law, each member of the Company Group, each of the successors and permitted assigns of each member of the Company Group, and all present or former managers, directors, officers, partners, members, agents and fiduciaries of each member of the Company Group (collectively, the “Company Released Parties”), of and from, and hereby unconditionally and irrevocably waives, any and all Losses, rights, claims, causes of action, or Proceedings (“Released Claims”) that Seller and all of its Affiliates ever had, now has or ever may have or claim to have against any of the Company Released Parties in their capacity as such, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising up to and including the Closing with respect to (i) the assets, the business of any member of the Company Group or ownership or operation of Company Group or Purchased Interests, (ii) the preparation, negotiation, execution or consummation of this Agreement, the other Transaction Documents and any other documents prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, (iii) claims in respect of a breach by any member of the Company Group’s board of directors, board of managers (or equivalent governing body) or its individual directors, managers, officers and employees of their obligations or duties (including fiduciary duties) (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby) and Seller (for itself and on behalf of each of the other Seller Parties) agrees not to make any claim to recover any such Released Claims therewith or thereunder from any of the Company Released Parties; provided, that the foregoing (x) does not extend to any claim to enforce the terms or any breach of this Agreement or any Transaction Documents and (y) shall not diminish or alter any agreement between Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including the Company Group), on the other hand.

(b) Effective as of the Closing, Buyer, on its own behalf and on behalf of each member of the Company Group, its Affiliates, and its and their successors and permitted assigns, and each of the foregoing’s respective Affiliates, unconditionally, irrevocably and forever releases and discharges, to the maximum extent permitted by Law, the Seller Parties of and from, and hereby unconditionally and irrevocably waives, any and all Released Claims that Buyer, its Affiliates or any member of the Company Group ever had, now has or ever may have or claim to have against any of the Seller Parties in their capacity as such, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising up to and including the Closing with respect to (i) the assets, the business of any member of the Company Group or ownership or operation of Company Group or Purchased Interests, (ii) the preparation, negotiation, execution or consummation of this Agreement, the other Transaction Documents and any other documents prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, (iii) claims in respect of a breach by any member of the Company Group’s board of directors, board of managers (or equivalent governing body) or its individual directors, managers, officers and employees of their obligations or duties (including fiduciary duties) (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby) and Buyer (for itself and on behalf of each member of the Company Group, its Affiliates, and its successors and permitted assigns, and each of the foregoing’s respective Affiliates) agrees not to make any claim to recover any such Released Claims therewith or thereunder from the Seller Parties; provided, that the foregoing (x) does not extend to any claim: (i) to enforce the terms or any breach of this Agreement or any Transaction Documents; or (ii) against any Seller Party due to such Seller Party’s Fraud or willful misconduct and (y) shall not diminish or alter any agreement between Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including the Company Group), on the other hand.

(c) The provisions of this Section 6.19: (i) are intended to be for the benefit of, and shall be enforceable by, each Company Released Party and each Seller Party, as applicable, and his or her heirs; (ii) are in addition to, and not in substitution for, any other rights that any such Person may have by contract or otherwise; and (iii) shall be held by Seller (in the case of the Seller Parties) and Buyer (in the case of the Company Released Parties) in trust for and on behalf of such Persons. The obligations of Seller and Buyer under this Section 6.19 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.19 applies without the consent of the affected Person (it being expressly agreed that the Persons to whom this Section 6.19 applies shall be third party beneficiaries of this Section 6.19).

6.20 Casualty Loss; Wrong Pockets.

(a) If, after the Execution Date but prior to Closing Date, (i) any assets of the Business are destroyed by fire, explosion, tornado, hurricane, earthquake, flood, or other damage or casualty of a similar nature (not including normal wear and tear, downhole mechanical failure or reservoir changes) or (ii) if any portion of the Facilities are taken by condemnation or under the right of eminent domain (a “Casualty Loss”), then Buyer and Seller shall, subject to the conditions set forth herein (including, for the avoidance of doubt, the conditions set forth in Section 7.2(d)), proceed with the Closing notwithstanding such Casualty Loss, and at Closing, Seller shall, with respect to any Casualty Loss: (A) if not previously paid over to the Company Group, pay to Buyer all sums actually paid to Seller by Third Parties by reason of any Casualty Loss insofar as with respect to such assets; (B) assign, transfer and set over to the relevant member of the Company Group or subrogate Buyer or such member of the Company Group to all of Seller or its Affiliates, right, title and interest (if any) in insurance claims, unpaid awards, or other rights, causes of actions and remedies against Third Parties arising out of such Casualty Loss insofar as with respect to such assets.

(b) If, on or after the Closing Date until the first anniversary of the Closing, (i) Seller or any of its Affiliates receive any monies or amounts that are properly due, deliverable or owing to the Company Group, or (ii) Buyer, the Company Group or any of their respective Affiliates receive any monies or amounts that are properly due, deliverable or owing to Seller or any of its Affiliates (each such monies or amount described in clauses (i) and (ii), a “Wrong Pocket Item”), then such party or such Affiliate shall promptly notify the other party and, if applicable, do all things necessary to promptly remit, or shall cause to be remitted, for no additional consideration such Wrong Pocket Item to the intended party and/or any Person that such party designates in writing, as applicable. Any Wrong Pocket Item shall be held on behalf and on trust of that Party (to the extent permitted by applicable Law) pending such transfer.

6.21 Restrictive Covenants.

(a) Non-Compete. From and after the Closing Date, Seller shall not, and shall cause each of its Affiliates to not, for a period of four (4) years after the Closing Date, directly or indirectly, purchase or acquire any interest in, or any right to purchase or acquire any interest in, own, operate, lend money to or guarantee the debts or obligations of, any Person, that is engaged in the business of performing natural gas storage services to Third Parties for profit in the Territory. The Parties agree that, notwithstanding anything to the contrary herein, the provisions of this Section 6.21(a) shall not prohibit (i) Seller or its Affiliates from performing its obligations under this Agreement or the Transaction Documents, or (ii) Seller or its Affiliates from being a passive owner of any equity interest representing not more than 5% of the outstanding voting power of any Person whose equity securities are traded on any national securities exchange (provided, that Seller or its Affiliates has no representative on the board of directors or similar governing body, or other active participation in the business, of such Person).

(b) Employee Non-Solicitation/Non-Hire. From and after the Closing Date, Seller shall not, and shall cause each of its Affiliates to not, for a period of two (2) years after the Closing Date, directly or indirectly (i) encourage, induce, or solicit any Continuing Employee to leave employment with the Company Group or any of its Affiliates or (ii) hire, employ, or attempt to hire or employ any Continuing Employee; provided, that the foregoing clause (i) shall not preclude Seller or any of its Affiliates from (A) posting a general solicitation, including through a public medium or general or mass mailing, by or on behalf of Seller or any of its Affiliates, as applicable, that is not targeted at any Continuing Employee or (B) soliciting or hiring any Continuing Employee whose employment with the Company Group or its Affiliates has terminated, so long as such former employee has been terminated from employment with the Company Group or its Affiliates for more than six (6) months and such termination (x) was not for cause or (y) was a termination by Company Group or its Affiliates.

(c) Non-Disparagements. From and after the Closing Date, for a period of four (4) years thereafter, Seller shall not, and shall cause its Affiliates and Representatives not to, make any public disparaging statement concerning the Business, the Company Group, Buyer or its Affiliates (including the Buyer Fund, its Affiliates or its Representatives) in any public forum. Nothing in this Agreement shall prevent Seller, its Affiliates or its Representatives from (i) making truthful statements in defense of or in asserting any Proceeding involving the Company Group or its Affiliates or relating to the enforcement of its rights under this Agreement or any Transaction Document or (ii) cooperating in any Proceeding by a Governmental Entity or as otherwise required by applicable Law or providing truthful testimony pursuant to a legally issued subpoena. From and after the Closing Date, for a period of four (4) years thereafter, Buyer shall not, and shall cause its Affiliates not to, make any public disparaging statement concerning the Seller or its Affiliates in any public forum. Nothing in this Agreement shall prevent Buyer, its Affiliates or its Representatives from (i) making truthful statements in defense of or in asserting any Proceeding involving the Company Group or its Affiliates or relating to the enforcement of its rights under this Agreement or any Transaction Document or (ii) cooperating in any Proceeding by a Governmental Entity or as otherwise required by applicable Law or providing truthful testimony pursuant to a legally issued subpoena.

(d) Certain Acknowledgements. (x) Seller agrees and acknowledges that Seller and its Affiliates are familiar with the trade secrets and other information of a confidential or proprietary nature of the Business and the Company Group and their respective business relations. Seller also agrees and acknowledges that Buyer, its Affiliates, the Business, and the Company Group (after the Closing) would be irreparably damaged if Seller or its Affiliates were to provide products or services or to otherwise engage in any activity in violation of this Section 6.21 and that any such action would result in a significant loss of goodwill by Buyer and its Affiliates in respect of such businesses. Seller agrees and acknowledges that the covenants and agreements set forth in this Section 6.21 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, and that Buyer and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if Seller or its Affiliates breached any of the provisions of this Section 6.21. Seller acknowledges and agrees that the promises and restrictive covenants that Seller and its Affiliates are providing in this Section 6.21 are reasonable with respect to period, geographical area and scope and are necessary for the protection of legitimate interests in Buyer’s investment in the Business and the Company Group (including customer relationships, trade secrets and goodwill) pursuant to this Agreement, and that such limitations would not impose any undue burden upon Seller or its Affiliates. In the event that any such period, geographical area or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, Buyer and Seller agree to the reduction of any or all of said period, geographical area or scope limitations to such a period, geographical area or scope as said court shall deem reasonable or enforceable under the circumstances. If such partial enforcement is not possible in such jurisdiction, the provision shall be deemed severed as to such jurisdiction, and the remaining provisions of this Section 6.21 shall remain in full force and effect. Seller acknowledges and agrees that irreparable injury will result to Buyer, the Business, and the Company Group if Seller or its Affiliates breaches any of the terms of this Section 6.21, and that in the event of Seller’s or its Affiliates’ actual or threatened breach of any of the provisions contained in this Section 6.21, Buyer will have no adequate remedy at law. Seller accordingly agrees that in the event of any actual or threatened breach by Seller or its Affiliates of any of the provisions contained in this Section 6.21, Buyer shall be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction without proving the inadequacy of a remedy at law or irreparable harm and without the requirement to post a bond with respect thereto. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove. In addition, because the protection of the goodwill of the Business and the Company Group requires that Seller comply with the covenants in this Section 6.21 for the full periods of restriction discussed herein, Seller agrees that, if it is finally determined by a court of competent jurisdiction that Seller has breached this Section 6.21, any such period will be extended for a period of time (if any) equal to the time period that Seller is finally determined by such court of competent jurisdiction to have breached any of the covenants in this Section 6.21, such that Seller is ultimately foreclosed from engaging in the restricted activities under this Section 6.21 for a time period equal to the full periods of restriction. Seller shall be liable for any breaches of this Section 6.21 by any of its Affiliates and Representatives. Buyer agrees and acknowledges that the covenants and agreements set forth in Section 6.21(c) were a material inducement to Seller to enter into this Agreement and to perform its obligations hereunder, and that Seller and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if Buyer or its Affiliates breached any of the provisions of Section 6.21(c) and such provisions are reasonable with respect to period and scope.

Article 7
CONDITIONS TO CLOSING

7.1 Conditions to Obligations of Each Party. The respective obligation of each Party to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a) Approvals. The Required Regulatory Approvals shall have been obtained and not have been revoked or the applicable waiting period thereunder has expired.

(b) Governmental Restraints. No order, decree or injunction of any Governmental Entity shall be in effect, and no Law shall have been enacted or adopted, that enjoins, prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents.

7.2 Conditions to Obligations of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Buyer (in Buyer’s sole discretion):

(a) Representations and Warranties of Seller. (i) Each of the Fundamental Representations of Seller shall be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date as if remade on and as of the Closing Date (other than any such Fundamental Representations made as of another specified date other than the Execution Date, which shall be true and correct in all respects except for de minimis inaccuracies as of such specified date); and (ii) each of the representations and warranties of Seller contained in Article 3 and Article 4 (other than the Fundamental Representations of Seller) shall be true and correct in all respects (it being understood that, for purposes of determining satisfaction of this Section 7.2(a), all materiality and Material Adverse Effect qualifications contained in such representations and warranties (other than in the first sentence of Section 4.7) shall be disregarded) as of the Closing Date as if remade on and as of the Closing Date (other than any such representations and warranties made as of another specified date other than the Execution Date, which shall be true and correct in all respects as of such specified date), except with respect to this clause (ii) to the extent the failure of any such representations or warranties to be true and correct do not individually or in the aggregate result in a Material Adverse Effect;

(b) Performance. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date;

(c) Closing Deliverables. Seller shall have delivered, caused to be delivered, or be ready, willing and able to deliver, to Buyer or the applicable required Person, all of the Closing deliveries set forth in Section 8.2; and

(d) No Material Adverse Effect. No Effect shall have occurred or arisen since the date hereof and is continuing that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

7.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by Seller (in Seller’s sole discretion):

(a) Representations and Warranties of Buyer. (i) Each of the Fundamental Representations of Buyer shall be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date as if remade on and as of the Closing Date (other than any such Fundamental Representations made as of another specified date other than the Execution Date, which shall be true and correct in all respects except for de minimis inaccuracies as of such specified date), and (ii) each of the representations and warranties of Buyer contained in Article 5 (other than the Fundamental Representations of Buyer) shall be true and correct in all respects (it being understood that, for purposes of determining satisfaction of this Section 7.3(a), all materiality qualifications contained in such representations and warranties shall be disregarded) as of the Closing Date as if remade on and as of the Closing Date, except to the extent the failure of any such representations or warranties to be true and correct do not individually or in the aggregate result in a material adverse effect on the ability of Buyer to consummate any transaction contemplated by this Agreement or any Transaction Documents;

(b) Performance. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date; and

(c) Closing Deliverables. Buyer shall have delivered, caused to be delivered, or be ready, willing and able to deliver, to Seller or the applicable required Person, all of the closing deliveries set forth in Section 8.3.

Article 8
CLOSING

8.1 Closing. The closing of the sale, assignment, conveyance, transfer and delivery of the Purchased Interests to Buyer and the other transactions contemplated by this Agreement (the “Closing”) shall take place electronically, or such place as the Parties may agree, on (a) the last Business Day of the month in which all conditions to Closing in Article 7 have been satisfied or waived in writing (other than any conditions that can only be satisfied as of the Closing, but subject to the satisfaction or waiver of those conditions), if such conditions to Closing were satisfied or waived in writing at least three (3) Business Days before the end of such month, (b) the last Business Day of the immediately succeeding month after the month in which all such conditions to Closing were satisfied or waived in writing, if such conditions to Closing were satisfied or waived in writing less than three (3) Business Days before the end of the immediately preceding month or (c) any other date mutually agreed on by the Parties in writing. The date of the Closing is referred to in this Agreement as the “Closing Date.” Unless otherwise agreed, all proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken, executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

8.2 Closing Deliveries by Seller. At the Closing, Seller will deliver (or cause a Seller Affiliate, as applicable, to deliver) the following documents to Buyer:

(a) a certificate executed on behalf of Seller by a senior officer or authorized signatory of Seller, dated the Closing Date, certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(d) have been satisfied;

(b) an assignment of the Purchased Interests substantially in the form of Exhibit B, duly executed by Seller (the “Assignment of Purchased Interests”);

(c) a transition services agreement substantially in the form of Exhibit C (and including such modifications to Exhibit A thereto as may be mutually agreed by Buyer and Seller during the Interim Period, the “Transition Services Agreement”), duly executed by Seller;

(d) the written resignations of each officer, director or committee member appointed by Seller that is identified by Buyer, no less than ten (10) days prior to the Closing, from any such position such persons hold at any member of the Company Group, such resignations to be effective in each case concurrently with the Closing;

(e) a duly completed and executed Internal Revenue Service Form W-9 of Seller (or, if Seller is disregarded for U.S. federal income tax purposes, its regarded owner); and

(f) such other certificates, instruments of conveyance and documents required by this Agreement or as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intention and purposes of this Agreement.

8.3 Closing Deliveries by Buyer. At the Closing, Buyer will deliver (or cause its Affiliates, as applicable, to deliver) the following amounts and documents:

(a) to Seller, an amount equal to (i) the Base Purchase Price plus (ii) the Estimated Closing Adjustment Amount minus (iii) the Deferred Consideration (the “Closing Payment”), by wire transfer of immediately available funds to a bank account or accounts to be designated in writing by Seller in the Pre-Closing Statement;

(b) the Company Transaction Expenses, on behalf of Seller and the Company Group, to all Persons to whom any portion of such Company Transaction Expenses is owed, by wire transfer of immediately available funds, in such amounts owing to each such Person and to such accounts as set forth in the applicable invoice delivered to Buyer by Seller concurrently with the delivery of the Pre-Closing Statement;

(c) to Seller, a certificate executed by a senior officer or authorized signatory of Buyer, dated the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied;

(d) to Seller, a counterpart signature page to the Assignment of Purchased Interests, each duly executed by Buyer;

(e) to Seller, a counterpart signature page to the Transition Services Agreement, duly executed by Buyer or an Affiliate thereof;

(f) to Seller, such other certificates, instruments of conveyance and documents required by this Agreement or as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intention and purposes of this Agreement.

Article 9
TERMINATION

9.1 Termination Rights. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing as follows (the date of any permitted termination of this Agreement under this Section 9.1, the “Termination Date”):

(a) by mutual written consent of the Parties;

(b) by either Seller or Buyer if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order, decree, judgment or Law permanently restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the issuance of, enacting of, entering into, promulgation of or enforcement of such final and non-appealable order, decree, judgment or Law was primarily due to the failure of such Party to perform or comply with, in all material respects, any of the covenants or agreements to be performed or complied with by such Party under this Agreement prior to the Closing;

(c) by either Seller or Buyer in the event that the Closing has not occurred on or prior to ninety (90) days after the Execution Date unless (i) extended by mutual agreement of Buyer and Seller or (ii) the failure of the Closing to occur by such date is solely due to the terms and provisions of Section 8.1 requiring that the Closing occur on the last Business Day of a month, in which case, such date shall be automatically extended to one (1) day after the last Business Day of the next succeeding month; provided, however, that if the Required Regulatory Approvals have not been obtained on or prior to such date but all other conditions to the Closing set forth in Article 7 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) shall have been satisfied or waived, then such date shall automatically be extended to one hundred and twenty (120) days after the Execution Date (such date, as extended if applicable, the “Outside Date”);

(d) by Seller, at Seller’s option, in the event that there has been a breach or inaccuracy of Buyer’s representations and warranties in this Agreement or a failure by Buyer to perform its covenants in this Agreement (including, if and when required, Buyer’s covenant to consummate the transactions contemplated hereunder at the Closing), in any such case, in a manner that would cause the conditions to the Closing set forth in Section 7.1 or Section 7.3 not to be satisfied and, such breach or failure to perform cannot be cured by Buyer or, if capable of being cured, shall not have been cured following written notice thereof from Seller to Buyer specifying the reason such condition is unsatisfied and such condition remains unsatisfied for a period ending on the earlier of (x) thirty (30) days after Buyer’s receipt of written notice thereof from Seller and (y) the Outside Date; or

(e) by Buyer, at Buyer’s option, in the event that there has been a breach or inaccuracy of Seller’s representations and warranties in this Agreement or a failure by Seller to perform its covenants in this Agreement, in any such case, in a manner that would cause the conditions to the Closing set forth in Section 7.1 or Section 7.2 not to be satisfied and, such breach or failure to perform cannot be cured by Seller or, if capable of being cured, shall not have been cured following written notice thereof from Buyer to Seller specifying the reason such condition is unsatisfied and such condition remains unsatisfied for a period ending on the earlier of (x) thirty (30) days after Seller’s receipt of written notice thereof from Buyer and (y) the Outside Date, provided, however, that no Party shall be entitled to terminate this Agreement under Section 9.1(c), Section 9.1(d) or Section 9.1(e) if such terminating Party is, at such time, in material breach of any provision of this Agreement that would give rise to the failure of the applicable conditions set forth in Article 8 to be satisfied, other than those conditions that by their nature are to be satisfied at the Closing (unless the breach arises from the action or inaction of the non-terminating Party).

9.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 9.1, all rights and obligations of the Parties under this Agreement shall terminate and become void, and the Parties shall have no liability hereunder, except for (i) the provisions of Section 6.13 to the extent set forth therein and (ii) the provisions of this Section 9.2, Section 6.8, Section 6.10, Section 6.18, Section 11.2 and Article 12 (provided, that Section 12.7 shall only survive with respect to the Parties’ obligations under Section 6.5), and such of the defined terms set forth on Exhibit A to give context to such Sections and Articles, all of which shall survive and continue in full force and effect for the period set forth therein, or, if no such period is specified, indefinitely; provided, that, subject to Section 9.2(b), no such termination shall relieve or release any Party from any Liability resulting from a Willful Breach of this Agreement by such Party, prior to such termination.

(b) Except to the extent set forth in Section 9.2(a), there will be no Liability or right under this Agreement on part of Buyer or Seller or any of their respective Affiliates to one another, except in respect of any Willful Breach of this Agreement prior to the termination of this Agreement in accordance with Section 9.1; provided, that in no event and under no circumstances shall either Party or any of its Affiliates be liable or responsible for any such Liability (including in the event of a Willful Breach) in excess of an aggregate amount equal to the sum of (x) reimbursement from the other Party of all reasonable out-of-pocket third party expenses incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents (including reasonable attorneys’ fees) in an amount not to exceed one million five hundred thousand dollars ($1,500,000) and (y) forty-five million dollars ($45,000,000). Notwithstanding anything to the contrary in this Agreement, prior to the Closing, it is acknowledged that the Parties agree that (i) the sole and exclusive remedy of a Party for any breach of this Agreement shall be (A) (1) termination of this Agreement in accordance with Section 9.1 and (2) recovery of the damages set forth in this Section 9.2(b) in respect of a Willful Breach or (B) specific performance as permitted by Section 12.7 and (ii) under no circumstances shall any Party be permitted to bring any claim for Liability under this Agreement in respect of a breach of this Agreement prior to the termination of this Agreement in accordance with Section 9.1.

Article 10
TAX MATTERS

10.1 Filing of Tax Returns; Payment of Taxes. Buyer shall, consistent with past practices (to the extent permitted by applicable Law), prepare and file, or cause to be prepared and filed, all Tax Returns of or with respect to the Company Group required to be filed after the Closing Date for all Pre-Closing Tax Periods (but excluding, for avoidance of doubt, any consolidated, combined, unitary or similar return that Seller or any of its Affiliates is required to file with respect to the Company Group) (“Pre-Closing Company Tax Return”). Seller shall cooperate to enable Buyer to file (or cause to be filed) any such Pre-Closing Company Tax Returns, and to the extent required under applicable Law, Seller will join in the execution of such Pre-Closing Company Tax Returns. Buyer shall not (nor shall it cause any of its Affiliates or any members of the Company Group to) amend any Pre-Closing Company Tax Returns of any member of the Company Group without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed) if doing so could reasonably be expected to increase Seller’s Liability for Taxes pursuant to this Agreement.

10.2 Tax Allocation.

(a) Solely for purposes of determining the Estimated Closing Adjustment Amount pursuant to Section 2.3 and Section 2.4, Seller shall be allocated all Taxes for any period or portion thereof ending on or prior to the Closing Date, and Buyer shall be allocated all Taxes for any period or portion thereof that begins after the Closing Date.

(b) For purposes of determining the allocation in Section 10.2(a), in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that is attributable to the period ending at the end of the day on the Closing Date will be: (i) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), allocated based on an interim “closing of the books” as of the end of the day on the Closing Date; provided, however, that any exemptions, allowances or deductions with respect to property placed in service following the Closing shall be allocated solely to the portion of the Straddle Period beginning the day after the Closing Date; and (ii) in the cases of Taxes that are ad valorem, property or other Taxes imposed on a periodic basis, deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction the numerator of which is the number of calendar days in the period through the end of the day on the Closing Date and the denominator of which is the number of calendar days in the entire period.

10.3 Cooperation. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any Tax Proceeding in respect of a Pre-Closing Tax Period of any member of the Company Group. Such cooperation will include the retention and, upon the request of either, the provision of records and information that are relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer agrees to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be reasonably requested to mitigate, reduce or eliminate any Tax that could be imposed on Seller, Buyer, or the Company Group with respect to the transactions contemplated hereby. Buyer and Seller agree to retain all books and records with respect to Tax matters pertinent to the members of the Company Group relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity.

10.4 Transfer Taxes. In the event any excise, sales, use, stamp, transfer, documentary, filing, recordation, value added or other similar Taxes or fees will be incurred as a result of or with respect to the consummation of the transactions contemplated hereby (collectively, “Transfer Taxes”), Buyer will be responsible for one-hundred percent (100%) of such Transfer Taxes. Seller and Buyer will reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes. Buyer shall prepare and file all Tax Returns relating to such Transfer Taxes.

10.5 Tax Refunds. Any Tax refunds, credits or offsets against Tax of any member of the Company Group, to the extent attributable to a Pre-Closing Tax Period (including as a result of any overpayment of Taxes from, or any prepayment of Taxes in, a Pre-Closing Tax Period, applied to reduce Taxes in a taxable period beginning after the Closing Date), shall be for the account of Seller to the extent that any such refunds, credits or offsets are (a) set forth on Schedule 10.5 of the Seller Disclosure Schedules, (b) received within two (2) years of the Closing Date and (c) not taken into account in the calculation of the Purchase Price. Upon receipt of any such refund (or upon use of any such credit or offset to reduce cash Taxes otherwise payable), Buyer shall promptly pay (or cause its Subsidiaries or Affiliates or members of the Company Group to promptly pay) the amount of such refunds, credits or offsets, net of any reasonable out-of-pocket expenses incurred in obtaining such refunds, credits or offsets, to Seller. Upon written instruction by Seller, Buyer shall, and shall cause its Subsidiaries and Affiliates and the members of the Company Group to, use commercially reasonable efforts to obtain any such available refunds, credits or offsets. If Buyer pays, or causes to be paid, any such refund, credit or offset to Seller pursuant to this Section 10.5 and such refund, credit or offset is subsequently disallowed by a

Governmental Entity, then Seller shall promptly reimburse Buyer therefor (including any interest and penalties).

10.6 Tax Proceedings. Within fifteen (15) days after the receipt of written notice from a Governmental Entity regarding the commencement of a Tax Proceeding the outcome of which could affect any items or information reported or reflected on a Pre-Closing Company Tax Return of any member of the Company Group and which could reasonably be expected to increase Seller’s Liability for Taxes pursuant to this Agreement (a “Specified Tax Proceeding”), Buyer shall provide Seller with written notice thereof. Buyer shall be entitled to control any Specified Tax Proceedings with respect to Taxes of any member of the Company Group in respect of a Pre-Closing Tax Period. In the case of any Specified Tax Proceeding, Buyer shall: (a) keep Seller reasonably informed regarding any developments concerning such Specified Tax Proceeding (including by providing copies of any written correspondence in connection therewith); (b) allow Seller to participate (at Seller’s expense) in such Specified Tax Proceeding; and (c) not settle or compromise any such Specified Tax Proceeding without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Parties shall (and shall cause their Affiliates to) cooperate fully with each other in connection with the conduct of any Specified Tax Proceeding with respect to any Pre-Closing Tax Period.

10.7 Certain Tax Actions. Buyer shall not (and shall not cause or permit any of its Affiliates or any member of the Company Group to): (a) amend or refile any Tax Return of any member of the Company Group for a Pre-Closing Tax Period; (b) make, revoke or change any Tax election in respect of any member of the Company Group with effect in a Pre-Closing Tax Period; (c) enter into, file or initiate any voluntary disclosure agreement or arrangement with any Governmental Entity that relates to Taxes for a Pre-Closing Tax Period or a Pre-Closing Company Tax Return, or (d) enter into any agreement with a Governmental Entity to extend the applicable statute of limitations for the assessment or collection of any Taxes or Tax Returns of any member of the Company Group for any Pre-Closing Tax Period, in each case, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), if doing so could affect any items or information reported or reflected on a Pre-Closing Company Tax Return for any member of the Company Group and could reasonably be expected to increase Seller’s Liability for Taxes pursuant to this Agreement.

Article 11
Survival; Exclusive remedy; Waiver of Damages

11.1 Survival.

(a) The representations and warranties of Seller and Buyer set forth in this Agreement and in the certificates to be delivered pursuant to Section 8.2 and Section 8.3, respectively, shall not survive the Closing.

(b) The covenants and agreements of Seller and Buyer set forth in this Agreement that require performance on or prior to the Closing and any other rights arising out of any breach of such covenants shall not survive the Closing; provided, that the covenants and agreements of Buyer set forth in Section 6.2, Section 6.4(a) and Section 6.10 and any other rights arising out of any breach of such covenants shall survive the Closing until fully performed in accordance with their terms.

(c) The covenants and agreements of Seller set forth in this Agreement that require performance after the Closing and any other rights arising out of any breach of such covenants shall survive the Closing until fully performed in accordance with their terms.

(d) The covenants and agreements of Buyer set forth in this Agreement that require performance after the Closing and any other rights arising out of any breach of such covenants shall survive the Closing until fully performed in accordance with their terms.

(e) The representations and warranties of Buyer set forth in Section 5.8 (Nature of Investment) and Section 5.9 (Independent Investigation) and any other rights arising out of any breach of such representation and warranties shall survive the execution and delivery of this Agreement indefinitely.

11.2 Exclusive Remedy. No Seller Party (other than Seller) shall have any liability with respect to any representation, warranty, covenant, or agreement of Seller, and Seller shall not have any liability with respect to any representation, warranty, covenant, or agreement given or to be performed by it from and after the time that such representation, warranty, covenant, or agreement ceases to survive hereunder; provided, that the foregoing with respect to Seller shall not limit any claim by Buyer under the R&W Policy or any claim of Losses resulting from Fraud solely against Seller. Subject to the proviso in the immediately preceding sentence, Buyer hereby covenants forever not to assert, file, prosecute, commence or institute (or sponsor or purposely facilitate any Person in connection with the foregoing) any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against Seller or any other Seller Party in connection with any Losses incurred, arising out of or relating to any such claims or proceedings in accordance with this Agreement, and all such remedies available at Law (including any right to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law, and including with respect to any matter arising under the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Laws) or in equity, in tort, contract or otherwise are hereby waived, released and discharged by Buyer. If the amounts available under the R&W Policy are insufficient to pay Buyer or its Affiliates (or any other insured under the R&W Policy) any amounts owed to such Person in respect of any breaches or inaccuracies of any representation, except in the case of a claim against Seller for Losses resulting from Fraud, none of Buyer, its Affiliates or any other Person shall be entitled to collect any remaining amounts not satisfied from the R&W Policy from any Seller nor any other Seller Party, and no such Person shall have any liability for such deficiency or shortfall. Notwithstanding anything in this Section 11.2 to the contrary, this Section 11.2 shall not limit the rights of the Parties, if any, to seek specific performance or injunctive relief.

11.3 Waiver of Damages. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON FOR ANY OF THE FOLLOWING LOSSES (a) TO THE EXTENT CLOSING DOES NOT OCCUR OR (b) TO THE EXTENT CLOSING DOES OCCUR, (i) IN RESPECT OF BREACHES OF COVENANTS CONTAINED IN THIS AGREEMENT OR (ii) IN RESPECT OF ANY OTHER LIABILITY OF SELLER OR ANY

OTHER SELLER PARTY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING FOR FRAUD): EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES, LOSS OF FUTURE REVENUE OR INCOME, LOSS OF BUSINESS REPUTATION OR OPPORTUNITY RELATING TO THE BREACH OR ALLEGED BREACH OF THIS AGREEMENT, OR DIMINUTION OF VALUE OR ANY DAMAGES BASED ON ANY TYPE OF MULTIPLE.

Article 12
MISCELLANEOUS

12.1 Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by either Party (each a “Notice”) shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (c) delivered by prepaid overnight courier service or (d) delivered by e-mail of a PDF document, in each case, to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by similar notice):

If to Buyer:

c/o I Squared Capital Advisors
600 Brickell Avenue | Penthouse
Miami, FL 33131
Attention: General Counsel
Email: legal@isquaredcapital.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: Kyle M. Watson, P.C.; Ngozi Nezianya
Email: kyle.watson@kirkland.com; ngozi.nezianya@kirkland.com

If to Seller:

Spire Midstream LLC
700 Market Street
St. Louis, MO 63101
Attention: Matt Aplington
Email: matt.aplington@spireenergy.com

with copies (which shall not constitute notice) to:

Spire Midstream LLC
3773 Richmond Ave., Ste. 300
Houston, TX 77046
Attn: General Counsel
Email: storagelegal@spireenergy.com

and:

Vinson & Elkins LLP
Texas Tower
845 Texas Avenue, Suite 4700
Houston, TX 77002
Attention: Caroline Kuehn; Chris Rowley
Email: ckuehn@velaw.com; crowley@velaw.com

Notices shall be effective (A) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (B) if mailed, upon the earlier of five (5) days after deposit in the mail or the date of delivery as shown by the return receipt therefor or (C) on the date sent by e-mail, if sent during normal business hours of the recipient, or on the next Business Day, if sent after normal business hours of the recipient.

12.2 Entire Agreement. This Agreement, together with the Exhibits, the Attachments, the other Transaction Documents, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings between the Parties, other than those expressly set forth or referred to herein or therein.

12.3 Amendment and Waiver.

(a) This Agreement may not be amended except by an instrument in writing signed by or on behalf of both Parties.

(b) Either Party may (i) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by the other Party with any of such other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. Except as specifically set forth in this Agreement, no failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.4 Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder may otherwise be assigned by either Party without the prior written consent of the other Party. Except as provided herein, nothing in this Agreement is intended to or shall confer upon any Person other than the Parties (and the Persons specified in Section 6.4, Section 6.19 and Section 6.11(d) to the extent set forth therein), and their successors and assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, Buyer may, without prior written consent of the other Parties, assign its rights under this Agreement, in whole or in part, (a) to any of its equity financing or Debt Financing Sources as collateral or (b) to an Affiliate of Buyer; provided, in each case, that no such assignment by Buyer will relieve Buyer of its obligations under this Agreement; and provided, further, that any such assignment shall not release or relieve Buyer Fund from its obligations under the Equity Commitment Letters or the Guaranty, each of which shall remain in full force and effect for the benefit of Seller following any such assignment (in accordance with the terms of such agreements).

12.5 Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect.

12.6 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (without regard to the conflict of Laws principles thereof). Except as to any dispute, controversy, matter, claim, legal action or proceeding arising out of or in relation to or in connection with the calculation or determination of the adjustment to the Purchase Price pursuant to Sections 2.3 and 2.4 (which shall be resolved exclusively in accordance with Section 2.4), each of the Parties irrevocably agrees that any dispute, controversy, matter, claim, legal action or Proceedings with respect to this Agreement or the transactions contemplated hereby (subject to such exclusions, a “Dispute”) shall be brought and determined in the state courts of Delaware, the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware or any other Delaware state court (and, in each case, any applicable appellate court therefrom) and each of the Parties irrevocably submits to the jurisdiction of such courts. The Parties agree not to contest such jurisdiction or seek to transfer any Dispute or Proceedings to any other jurisdiction on the grounds of inconvenient forum or otherwise; provided, however, that the foregoing shall not limit the rights of the Parties to obtain execution of judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a Party in any action or Proceedings contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(b) To the extent that any Party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of the courts described in Section 12.6(a).

(c) THE PARTIES HEREBY IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDINGS OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT.

12.7 Specific Performance.

(a) Each Party hereby acknowledges and agrees that the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at Law. Subject to Section 12.7(b) and Section 12.7(c), if any Party violates or fails or refuses to perform any covenant or agreement made by such Party herein, the non-breaching Party, subject to the terms hereof and in addition to any remedy at Law for damages or other relief permitted under this Agreement, may (at any time prior to the valid termination of this Agreement pursuant to Article 9) institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief, without the necessity of proving actual damages or posting of a bond.

(b) Seller’s right to seek specific enforcement of the Buyer’s obligation to consummate the Closing in accordance with this Agreement and/or to cause the Equity Financing under the Closing Payment Equity Commitment Letter to be funded shall be subject to satisfaction of the following conditions: (i) each of the conditions set forth in Section 7.1 and Section 7.2 have been and remain satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing and which are capable of being satisfied as of the date of enforcement of specific performance), (ii) Buyer fails to consummate the Closing on the date that the Closing is required to occur pursuant to Section 8.1 for any reason, (iii) Seller delivers to Buyer an irrevocable written notice on or after the date that the Closing is required to occur pursuant to Section 8.1 that (x) all conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied as of the date of enforcement of specific performance) and (y) Seller is ready, willing and able to proceed with Closing in accordance with Section 8.1 and (iv) Seller has not terminated this Agreement in accordance with Section 9.1. For the avoidance of doubt, under no circumstances shall Seller be entitled to receive both a grant of specific performance to require Buyer to consummate the Closing and payment of any monetary damages.

(c) Buyer’s right to seek specific enforcement of Seller’s obligation to consummate the Closing in accordance with this Agreement shall be subject to satisfaction of the following conditions: (i) each of the conditions set forth in Section 7.1 and Section 7.3 have been and remain satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing and which are capable of being satisfied as of the date of enforcement of specific performance), (ii) Seller fails to consummate the Closing on the date that the Closing is required to occur pursuant to Section 8.1 for any reason, (iii) Buyer delivers to Seller an irrevocable written notice on or after the date that the Closing is required to occur pursuant to Section 8.1 that (x) all conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied as of the date of enforcement of specific performance) and (y) Buyer is ready, willing and able to proceed with Closing in accordance with Section 8.1 and (iv) Buyer has not terminated this Agreement in accordance with Section 9.1. For the avoidance of doubt, under no circumstances shall Buyer be entitled to receive both a grant of specific performance to require Seller to consummate the Closing and payment of any monetary damages.

12.8 Time of the Essence. Time is of the essence in the performance of each and every term, condition, and covenant contained in this Agreement.

12.9 Further Assurances. From time to time following the Closing, at the request of either Party and without further consideration, the other Party shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request to consummate more fully and effectively the transactions contemplated hereby.

12.10 Disclosure Schedules. Certain information set forth in the Seller Disclosure Schedules and Buyer Disclosure Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Buyer Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Buyer Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedules or the Buyer Disclosure Schedules is or is not material for purposes of this Agreement. The Seller Disclosure Schedules and Buyer Disclosure Schedules are arranged in sections corresponding to those contained in this Agreement merely for convenience, such heading sections are not to be used to interpret or construe any provision of this Agreement or the Seller Disclosure Schedules or Buyer Disclosure Schedules and any matter disclosed on any Section of either such schedules will be deemed to be disclosed on any other Sections or schedules of the Seller Disclosure Schedules or Buyer Disclosure Schedules, as applicable, to which such matter’s relevance is reasonably apparent on the face of such disclosure even if such other Section or schedule indicates thereon that there are no other disclosures made or required to be made in such Section or on such schedule relating to the particular section of the Agreement that makes reference to such schedule or Section.

12.11 Counterparts and Electronic Signatures. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Counterparts may be executed by electronic means (including by electronic signature) and delivered by e-mail or other means of electronic transmission, and such execution and delivery shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

12.12 Non-Recourse. Each Transaction Document shall be enforceable only against, and any Proceedings based upon, arising under, out of or in connection with or related in any manner to a Transaction Document, or the transactions contemplated by the Transaction Documents shall be brought only against the parties signatory thereto, and then only with respect to the specific obligations set forth therein that are applicable to such party. No Person that is not a party to the applicable Transaction Document, including any past, present or future Representative or Affiliate of such party or any Affiliate of any of the foregoing (each, a “Nonparty Affiliate”), shall have any Liability (whether in contract, tort, strict liability, at Law, in equity or otherwise) for any claims, causes of action, Liabilities or other obligations arising under, out of or in connection with or related in any manner to such Transaction Document or the transactions contemplated by the Transaction Documents, or based upon, in respect of or by reason of such Transaction Document or the negotiation, execution, performance or breach of any of the Transaction Documents. To the extent permitted by Law, each Party hereby (a) waives and releases all such claims, causes of action, Liabilities and other obligations against any such Nonparty Affiliates, (b) waives and releases any and all claims, causes of action, rights, remedies, demands or Proceedings that may otherwise be available to avoid or disregard the entity form of a Party or otherwise impose the Liability of a party on any Nonparty Affiliate, whether granted by Law or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise and (c) disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement and any representation or warranty made in, in connection with or as an inducement hereto. Nothing in this Section 12.12 limits the obligations of the Buyer Fund under the Equity Commitment Letters or the Guaranty or limits the rights of Seller to bring a claim thereunder in accordance with the terms and conditions thereof.

12.13 Legal Representation. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Vinson & Elkins L.L.P., (“Seller’s Counsel”) has acted as counsel for Seller, the Company Group and their respective Affiliates in the past and that such Persons reasonably anticipate that Seller’s Counsel will continue to represent Seller and its Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates, expressly consents to (i) the representation by Seller’s Counsel of Seller and its respective Affiliates in any post-Closing matter in which the interests of Buyer or its Affiliates, on the one hand, and Seller or its respective Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by the Transaction Documents or any disagreement or dispute relating hereto, and whether or not such matter is one in which Seller’s Counsel may have previously advised such Persons and (ii) the disclosure by Seller’s Counsel to Seller, the Company Group or their respective Affiliates of any information learned by Seller’s Counsel in the course of its representation of such Persons, whether or not such information is subject to attorney-client privilege or Seller’s Counsel’s duty of confidentiality. Furthermore, subject to Section 12.14, Buyer, on behalf of itself and its Affiliates, irrevocably waives any right it or its Affiliates may have to discover or obtain information or documentation relating to the representation of Seller or its Affiliates (other than the Company Group) by Seller’s Counsel in connection with the transactions contemplated by the Transaction Documents, to the extent that such information or documentation was privileged as to Seller or its Affiliates (other than the Company Group). Buyer, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim against Seller’s Counsel in respect of legal services provided to Seller, the Company Group or their respective Affiliates by Seller’s

Counsel in connection with this Agreement or the transactions contemplated by the Transaction Documents.

12.14 Privileged Communications.

(a) As to all communications among Seller’s Counsel or Seller’s in-house counsel, on the one hand, and Seller, any member of the Company Group or Subsidiary thereof, or any of their respective Affiliates or Representatives, on the other hand, that relate in any way to the transactions contemplated by the Transaction Documents and that constitute attorney-client privileged communications or are otherwise privileged under Law (collectively, the “Privileged Communications”), the privilege and the expectation of client confidence belongs to Seller, may be controlled by Seller and shall not pass to or be claimed by Buyer, any member of the Company Group or any Subsidiary or Affiliate thereof; provided, however, that with respect to any Privileged Communications that (i) are related to the Facilities or any assets, Liabilities, Losses, Proceedings or other matters associated with any member of the Company Group and (ii) are only tangentially related to the transactions contemplated by the Transaction Documents (collectively, the “Excluded Communications”), the privilege and the expectation of client confidence belongs to the applicable member of the Company Group, may be controlled by such member of the Company Group and shall pass to and may be claimed by Buyer or any member of the Company Group.

(b) The Privileged Communications (other than the Excluded Communications) are Seller’s property, and from and after the Closing Date, none of Buyer, the members of the Company Group or any of their respective Subsidiaries or Affiliates, nor any Person purporting to act on behalf of Buyer, any member of the Company Group or any of their respective Subsidiaries or Affiliates, shall seek to obtain any such Privileged Communications, whether by seeking a waiver of the privilege or through other means.

(c) As to any such Privileged Communications prior to the Closing Date, none of Buyer, the members of the Company Group or any of their respective Subsidiaries, Affiliates, successors or assigns may disclose, use or rely on in any way any of such Privileged Communications after the Closing; provided, however, that the foregoing sentence shall not restrict the ability of Buyer, the members of the Company Group or any of their respective Subsidiaries or Affiliates to challenge the fact that any communication constitutes a Privileged Communication (other than as a result of Buyer becoming the owner of the Purchased Interests).

(d) Seller and its Affiliates may use any such Privileged Communications in connection with any dispute that relates in any way to the transactions contemplated by the Transaction Documents; provided, however, that in the event a dispute arises between Buyer or the Company Group, on the one hand, and a third Person (other than Seller or its Affiliates) after the Closing, the members of the Company Group and their respective Subsidiaries may assert the privilege to prevent disclosure of any such Privileged Communications to such third Person; provided, further, that the members of the Company Group and their respective Subsidiaries shall not, unless required by Law, waive such privilege without Seller’s prior written consent.

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement or caused this Agreement to be executed by their duly authorized representatives, all as of the Execution Date.

SELLER:

SPIRE MIDSTREAM LLC

By: /s/ Steve Greenley
Name: Steve Greenley
Title: Chief Executive Officer

Signature Page to Membership Interest Purchase Agreement

BUYER:

SUBTERRA ENERGY HOLDINGS, LLC

By: /s/ Jesse Krynak
Name: Jesse Krynak
Title: Authorized Signatory

Signature Page to Membership Interest Purchase Agreement

Exhibit A

DEFINITIONS

“Accounting Principles” means, collectively (a) those accounting practices, methodologies, procedures, calculations, classifications, adjustments and principles set forth on Exhibit E, (b) the accounting practices, methodologies, procedures, calculations, classifications, adjustments and principles utilized in the past practice of the Company Group, consistently applied, and (c) GAAP; provided, that in the event of a conflict among the foregoing clauses (a) through (c), the Accounting Principles shall control in the following order of precedence: (1) clause (a), (2) clause (b), and (3) clause (c).

“Acquisition Proposal” means any Contract, proposal, indication of interest or offer from any Person (other than Buyer and its Affiliates), whether or not in writing, with respect to, involving or that would reasonably be expected to lead to any (i) merger, business combination, plan of arrangement, amalgamation, reorganization, share issuance or share exchange, consolidation or similar transaction involving the Company or any other member of the Company Group or (ii) direct or indirect acquisition or purchase (by asset purchase, stock purchase, merger or otherwise) of the business or assets of the Company Group, including the Business, (iii) any direct or indirect acquisition of outstanding shares of common stock or other equity interests of the Company or any other member of the Company Group, other than the transactions contemplated by this Agreement or (iv) any other transaction which is similar to or has the same purpose as the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, the Company and other members of the Company Group shall be Affiliates of Seller prior to the Closing and Affiliates of Buyer from and after the Closing.

“Affiliate Arrangements” has the meaning set forth in Section 4.22.

“Affiliate Contracts” has the meaning set forth in Section 4.22.

“Agreement” means this Membership Interest Purchase Agreement, as the same may be amended or supplemented from time to time.

“Allocation” has the meaning set forth in Section 2.5(b).

“AML Laws” means the Money Laundering Control Act of 1986, the USA PATRIOT Act, the Bank Secrecy Act, the Proceeds of Crime (Money Laundering), and any similar Laws related to terrorist financing or money laundering of the United States or other applicable jurisdiction in respect of the transactions contemplated hereby and by the other Transaction Documents.

Exhibit 1

“Anti-Corruption Laws” means all Laws of any applicable jurisdiction concerning or relating to bribery or corruption, including the Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, any state antitrust or unfair competition Laws and all other national, federal, state, foreign or multinational Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, attempted monopolization, restraint of trade, lessening of competition or abusing or maintaining a dominant position. Antitrust Law also includes any Law that requires one or more parties to a transaction to submit a notification to a Governmental Entity with the authority to review certain transactions to determine if such transactions violate any Antitrust Law.

“Assigned FCC Licenses” means the FCC Licenses held by the members of the Company Group.

“Assignment of Purchased Interests” has the meaning set forth in Section 8.2(b).

“Balance Sheet Date” has the meaning set forth in Section 4.8(a).

“Base Gas” means, with respect to a Facility, natural gas contained in the Facility that is held by the applicable Subsidiary for purposes of maintaining the pressure necessary for operation of the Facility in the ordinary course, which (for the avoidance of doubt) may be comprised of natural gas owned by such Subsidiary (including any native gas) or natural gas owned by any customer of such Subsidiary and held through Park Transaction Agreements.

“Base Gas Acquisition Costs” means all reasonable and documented out-of-pocket direct costs and expenses incurred by a member of the Company Group as evidenced by reasonable supporting documentation in connection with the acquisition of any volumes of Base Gas in accordance with this Agreement (including Section 6.1); provided that, for the purposes of this Agreement, in no event shall such Base Gas Acquisition Costs exceed $3,033,400 in the aggregate.

“Base Gas Adjustment Amount” means the sum of (a) $1,966,600, plus (b) the aggregate amount of Base Gas Acquisition Costs incurred by a member of the Company Group during the period from the Execution Date until the Closing Date in accordance with this Agreement (including Section 6.1).

“Base Purchase Price” has the meaning set forth in Section 2.2.

“Benefit Period” means the period beginning on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, ending on the relevant employee’s termination).

“Benefit Plan” means any employee benefit plan or arrangement, including any employment, independent contractor or consulting, stock purchase, stock option, stock bonus, stock ownership, phantom stock or other stock, equity or equity-based plan, pension, profit

Exhibit 2

sharing, bonus, deferred compensation, incentive compensation, retention, change in control, severance or termination pay, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits or other benefits and including “employee benefit plans,” as defined in Section 3(3) of ERISA.

“Business” means the ownership and operation of the business of the Facilities, including the provision of firm storage services, optimization services and the production and sale of natural gas and liquids condensate, together with associated compression, pipeline interconnect and processing infrastructure, as currently conducted through the Company Group.

“Business Day” means any day other than a Saturday, Sunday or legal holiday on which banks in Houston, Texas or Miami, Florida are authorized or obligated by Law to close.

“Business Employee” means each individual who is, or who will be as of the Closing, an employee of any member of the Company Group.

“Business IP” has the meaning set forth in Section 4.19(a).

“Business Permits” has the meaning set forth in Section 4.9.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.7(f).

“Buyer Disclosure Schedules” means the disclosure schedules of Buyer attached hereto as Attachment 2.

“Buyer Fund” means ISQ Global Infrastructure Fund III, L.P., a Cayman Islands limited partnership.

“Buyer’s Knowledge” means the actual knowledge without any duty or obligation of inquiry or investigation of the Persons listed in Schedule 1.1(a) of the Buyer Disclosure Schedules.

“Calculation Time” means 12:01 am central time on the Closing Date.

“Closing” has the meaning set forth in Section 8.1.

“Closing Adjustment Amount” means the amount, which may be positive or negative, determined as of the Closing (but without giving effect to the Closing), equal to the sum of:

(a) either (i) a positive amount equal to the amount by which the Closing Working Capital exceeds the Target Working Capital or (ii) a negative amount equal to the amount by which the Closing Working Capital is less than Target Working Capital;

(b) plus, an amount equal to the aggregate Closing Cash;

(c) minus an amount equal to the aggregate Closing Indebtedness;

Exhibit 3

(d) minus an amount equal to the aggregate Company Transaction Expenses; and

(e) plus an amount equal to the Base Gas Adjustment Amount.

“Closing Cash” means an amount (which may be positive or negative) equal to the sum of all cash and cash equivalents, of the Company Group, plus (a) all deposited but uncleared bank deposits, drafts, wires and checks that are held by the Company Group or have been deposited in a bank account of the Company Group that have not yet cleared, minus (b) the aggregate amount of all checks written by the Company Group or deposits made that have not cleared and wires sent by the Company Group for the benefit of other Persons (including any customer prepayments), in each case, determined as of the Calculation Time in accordance with the Accounting Principles; provided, however, that “Closing Cash” shall not include (i) any Restricted Cash or (ii) any cash or cash equivalents used after the Calculation Time and prior to the Closing by the Company Group (including to paydown any Indebtedness), the Seller or any of their respective Affiliates or otherwise respectively distributed to Seller or any of its respective Affiliates or equityholders (excluding distributions solely between the members of the Company Group).

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Indebtedness” means, without duplication, the aggregate amount of Indebtedness of the Company Group outstanding as of immediately prior to the Closing; provided, that, “Income Tax Amount” of the member of the Company Group shall be determined in accordance with the terms set forth therein; provided, further, that Closing Indebtedness shall exclude any such Indebtedness due solely to and/or from one wholly-owned member of the Company Group member to another wholly-owned member.

“Closing Payment” has the meaning set forth in Section 8.3(a).

“Closing Working Capital” means the difference (which may be a positive or negative number) of (i) (A) the consolidated current assets of the Company Group (excluding, for the avoidance of doubt, deferred Tax assets and Closing Cash (and any item included in Restricted Cash)) minus (B) the consolidated current liabilities of the Company Group (including current non-Income Tax liabilities but excluding, for the avoidance of doubt, deferred Tax liabilities and reserves for uncertain Tax matters), in each case as of the Calculation Time, utilizing only the line items set forth in Exhibit E and calculated using the Accounting Principles, minus (ii) the Target Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other Contract with a Union.

“Company” has the meaning set forth in the recitals of this Agreement.

“Company Benefit Plan” means a Benefit Plan that the Company Group (i) is the sole sponsor of or the sole participating employer in or (ii) has and will following the Closing have any Liability relating to.

Exhibit 4

“Company Group” has the meaning set forth in the recitals of this Agreement.

“Company Group Permits” has the meaning set forth in Section 4.9.

“Company Indemnitees” has the meaning set forth in Section 6.4(a).

“Company IT Systems” means all software, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, and switches owned by or leased or licensed to any member of the Company Group or otherwise in connection with the conduct of the Business.

“Company Owned IP” means the Intellectual Property owned or purported to be owned by the Company Group.

“Company Released Parties” has the meaning set forth in Section 6.19(a).

“Company Transaction Expenses” means the sum (without duplication) of the following out-of-pocket costs, fees and expenses incurred or payable by any member of the Company Group (including if incurred by Seller or any of its Affiliates for which any member of the Company Group is otherwise liable) in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents or the sale process of the Company Group (including for any alternative transaction other than with Buyer), in each case, that remain unpaid as of immediately prior to the Closing, including: (i) the fees and disbursements of counsel, accountants, financial or other advisors, experts and consultants (including brokerage fees, commissions, finders’ fees), (ii) 100% of the premiums, cost and expenses incurred in connection with the D&O Tail Policies, and (iii) all amounts payable to any Person, including, current or former employees, officers, directors, and other independent service providers of the Company Group or Seller and its Affiliates in connection with the consummation of the transactions contemplated by this Agreement (including in combination with any other event) pursuant to any change-in-control, transaction or similar bonus, severance, incentive, phantom equity, deferred compensation, retention or stay bonuses (including, for the avoidance of doubt, any transaction bonuses or similar payments provided for in the Retention Agreements, but excluding any severance obligations arising under the Retention Agreements, which shall be the sole obligation of Buyer), agreements or similar payments or obligations (including any single-trigger or double-trigger payments to the extent payable as of the Closing) established by the Company Group or Seller and its Affiliates prior to Closing (and the employer portion of any applicable FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes payable with respect thereto), without duplication of any amounts included in the calculation of Closing Working Capital or Indebtedness; provided, however, that “Company Transaction Expenses” shall exclude (A) any fees or expenses initiated at the request of Buyer or any of its Affiliates or incurred by or on behalf of Buyer or any of its Affiliates, whether related to their respective financing activities, the transaction contemplated by this Agreement or otherwise, (B) fees, expenses, or other obligations incurred after the Closing and (C) any other fees or expenses that are the sole obligation of Buyer pursuant to the Agreement, including, for the avoidance of doubt, any severance obligations pursuant to the Retention Agreements.

Exhibit 5

“Confidentiality Agreement” means the Non-Disclosure and Confidentiality Agreement dated September 15, 2025, between Seller and I Squared Capital Advisors (US) LLC, as may be amended from time to time.

“Continuing Employee” means each individual who is a Business Employee immediately prior to the Closing Date.

“Contract” means any oral or written contract, agreement, lease, license, instrument, evidence of indebtedness, indenture, letter of credit, security agreement or other written and legally binding arrangement or commitment, other than any of the foregoing that constitutes an interest in real property.

“Creditors’ Rights” has the meaning set forth in Section 3.2(b).

“D&O Tail Policies” has the meaning set forth in Section 6.4(c).

“Data Room” means the electronic data room established by DealVDR on behalf of Seller and to which Buyer and its representatives have had access in connection with the evaluation of the transactions contemplated by this Agreement.

“Debt Financing” means any financing transactions (including pursuant to any debt commitment letters and related term sheets or similar agreements) among Buyer or its Affiliates and the Debt Financing Sources pursuant to which, and subject to the terms and conditions of which, the Debt Financing Sources agree to provide Buyer with loans, the proceeds of which may be used to consummate the transactions contemplated by this Agreement.

“Debt Financing Sources” means the Persons who have committed to provide or arrange or otherwise entered into Contracts with respect to the Debt Financing, including the parties to any debt commitment letter, any joinder agreements, credit agreements, indentures, note purchase agreements or other agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and Representatives involved in the Debt Financing and the respective successors and permitted assigns of any of the foregoing.

“Deficiency Amount” has the meaning set forth in Section 2.4(e).

“Defined Benefit Plan” has the meaning set forth in Section 4.16(e).

“Dispute” has the meaning set forth in Section 12.6(a).

“Disputed Amount” has the meaning set forth in Section 2.4(c).

“DOJ” has the meaning set forth in Section 6.5(a).

“Encumbrance” means any lien, license, charge, pledge, option, title defect or deficiency in title, mortgage, deed of trust, security interest, restriction (whether on voting, sale, transfer, disposition or otherwise), easement, or other encumbrance of any type or description, whether imposed by Law, agreement or otherwise.

Exhibit 6

“Environmental Laws” means all Laws relating to pollution, the protection and preservation of the environment or natural resources, health and safety (to the extent related to human exposure to Hazardous Materials), or the handling, storage, discharge, Release, treatment or transportation of Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 4.9.

“Equity Commitment Letters” has the meaning set forth in Section 5.5.

“Equity Financing” means the equity financing pursuant to the Equity Commitment Letters.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any other Person that is or was at the relevant time required to be treated as a single employer with such Person for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Adjustment Amount” has the meaning set forth in Section 2.3.

“Excess Amount” has the meaning set forth in Section 2.4(e).

“Excluded Benefits” has the meaning set forth in Section 6.7(a).

“Excluded Communications” has the meaning set forth in Section 12.14(a).

“Excluded Information” has the meaning set forth in Section 6.11(a).

“Excluded Records” has the meaning set forth in Section 6.3(a).

“Execution Date” has the meaning set forth in the preamble to this Agreement.

“Facility” and “Facilities” have the meanings set forth in the recitals of this Agreement.

“FCC” means the Federal Communications Commission, and any successor.

“FCC Licenses” means any licenses, permits, certificates, approvals, franchises, consents, waivers, registrations or other authorizations issued by the FCC.

“FERC” means the Federal Energy Regulatory Commission or its successor agency.

“Final Adjustment Amount” has the meaning set forth in Section 2.4(d).

“Financial Guaranties” and “Financial Guaranty” mean the bonds, surety bonds, performance bonds, letters of credit, bankers’ acceptances, bank guarantees, and other similar obligations to which a member of the Company Group is a party or by which the Business is otherwise bound, including any guaranties provided by Seller or any Seller Affiliate to customers on behalf of the Company Group or other credit support provided to the Company Group by customers.

Exhibit 7

“Financial Statements” has the meaning set forth in Section 4.8(a).

“Firm Storage Service Agreement” means, with respect to a Facility, an agreement pursuant to which the applicable Subsidiary has agreed to reserve for the customer’s use on a firm basis a specified volume of working gas capacity and related injection and withdrawal rights at the Facility.

“Fraud” means, with respect to any Party, an actual, knowing and intentional fraud in the making of the representations and warranties by such Party in Article 3, Article 4 or Article 5 hereof (as modified by the Seller Disclosure Schedules or the Buyer Disclosure Schedules, as applicable) or any certificate delivered pursuant to this Agreement, made by such Party under this Agreement or any other Transaction Document or any certificate required to be delivered by such Party pursuant to the terms hereof; provided, however, that such actual, knowing and intentional fraud of such Party shall only be deemed to exist if such Party had (a) actual knowledge (as opposed to imputed or constructive knowledge) on the Execution Date that such representations and warranties were actually and materially breached on the Execution Date (and with respect to the certifications contemplated by Section 8.2(a) and Section 8.3(c) actual knowledge (as opposed to imputed or constructive knowledge) as of the Closing Date), (b) such Party had the intention to induce the other Party to enter into this Agreement which causes such other Party, in reliance upon such actual and materially breached representation and warrant, to enter into or consummate this Agreement and to suffer Losses by reason of such reliance and (c) the intent to deceive a Party to this Agreement and to receive a material benefit from such deception. For the avoidance of doubt, “Fraud” (and any claims for aiding and abetting fraud or conspiracy to commit fraud), does not include (x) constructive fraud, equitable fraud, unfair dealings fraud, promissory fraud, or any torts (including a claim for fraud) based on negligence or recklessness or (y) any fraud based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory. A claim for Fraud may only be made against the Party committing such Fraud.

“FTC” has the meaning set forth in Section 6.5(a).

“Fundamental Representations” means (a) the representations and warranties of Seller set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.6, Section 3.7, Section 4.1, Section 4.2(a), Section 4.4, Section 4.5(a) and Section 4.5(c) and (b) the representations and warranties of Buyer set forth in Section 5.1, Section 5.2, Section 5.3(a), Section 5.7 and Section 5.8.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between any member of the Company Group, on the one hand, and a Governmental Entity, on the other hand, or entered into by any member of the Company Group, as a subcontractor in connection with a Contract between another Person and a Governmental Entity.

“Governmental Approval” means any declaration or notification to, filing, Permit, license, certification, approval, exemption or registration with, or order, authorization, consent or approval of, or directive issued by, any Governmental Entity.

Exhibit 8

“Governmental Entity” means any: (a) court, agency, bureau or tribunal in any jurisdiction (domestic or foreign); (b) any federal, state, municipal, local, foreign or other government or governmental body, agency, authority, department, commission, board, bureau, instrumentality, arbitrator or arbitral body; (c) subdivision or authority of any of the foregoing; or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Guaranty” has the meaning set forth in the recitals of this Agreement.

“Hazardous Material” means (a) waste, material, or substance that is listed, classified, designated, regulated or defined as hazardous, toxic, a pollutant, contaminant or words of similar import and regulatory effect, or for which Liability or standards of conduct may be imposed, under any Environmental Law and (b) any petroleum, petroleum product or byproduct, petroleum derivatives, natural gas or any natural gas-derived substances, natural gas liquids and by-products, asbestos, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances, radioactive materials and polychlorinated biphenyls.

“HSR Act” has the meaning set forth in Section 6.5(a).

“Income Tax” means any (a) Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including any gross receipts, capital gains or minimum Tax) or (ii) multiple bases if one or more bases upon which such Tax may be assessed is described in the foregoing clause (a)(i), and (b) franchise or similar Taxes imposed in lieu of Taxes described in the foregoing clause (a).

“Income Tax Amount” means an amount (which amount shall not be less than zero with respect to any jurisdiction or type of Tax) equal to the unpaid Income Taxes of the Company Group with respect to Pre-Closing Tax Periods determined as of the end of the day on the Closing Date. For purposes of computing the Income Tax Amount: (a) in the case of any Straddle Period, Income Taxes shall be apportioned in accordance with Section 10.2(b); (b) any deferred Income Tax assets or liabilities established for GAAP purposes shall be disregarded; (c) any overpayments of Income Taxes (and any payments of estimated Income Taxes) shall be taken into account to the extent they have the effect of reducing (but not below zero for the applicable taxpaying entity) the particular Income Taxes in respect of which such overpayments or estimated payments were made; and (d) there shall be included in taxable income any adjustments under Section 481 of the Code (or under any corresponding provision of applicable Law) and any prepaid amounts or deferred revenue that, in each case, would not otherwise be included in taxable income on or prior to the Closing Date.

“Indebtedness” means (without duplication) the sum of the following obligations with respect to the Company Group: (a) any indebtedness for borrowed money, or Liabilities issued or incurred in substitution for or exchange for indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes, bank guarantees or other similar instruments, (c) any obligations (contingent or otherwise) for the deferred purchase price of property, business, asset, equipment, and goods or services, including any earnout obligations or similar obligations set forth in any Contract regardless of whether they have been earned, are contingent, are due and payable or otherwise constitute a liability other than trade payables incurred with Third Parties in the ordinary course of business that are included in the calculation of Closing Working Capital, (d)

Exhibit 9

any obligations with respect to amounts actually drawn under outstanding letters of credit, surety bonds or similar instruments, (e) any obligations that have been or are required under GAAP to be classified and accounted for as capital lease obligations on a balance sheet (excluding any impacts of ASC 842 to the extent any leases would be required to be capitalized in accordance with such leasing standard), (f) the Income Tax Amount, (g) any unfunded or underfunded obligations of the Company Group relating to any retirement, pension or retiree medical or welfare benefit plans, (h) with respect to any “multiemployer” plan (as defined in Section 3(37) of ERISA), the amount of any withdrawal of liability (as determined under Title IV of ERISA) that has been incurred whether or not assessed, (i) declared or unpaid dividends or distributions of any amounts to Seller or its Affiliates (excluding any member of the Company Group), (j) any guaranty or surety of any of the obligations described in clauses (a) - (i), (k) unpaid and outstanding intercompany balances between any member of the Company Group, on the one hand, and Seller or any Seller Affiliate (other than a member of the Company Group), on the other hand (other than any balances arising under the express terms of a Contract listed in Schedule 6.17 of the Seller Disclosure Schedules) and (l) all amounts necessary and sufficient to retire Indebtedness, including principal or schedule payments, fees, interest, premiums, breakage or make-whole payments or penalties. Notwithstanding the foregoing, “Indebtedness” shall not include (i) any fees or expenses initiated at the written request of Buyer or its Affiliates, whether related to their respective financing activities, the transaction contemplated by this Agreement or otherwise, (ii) any fees, expenses or other obligations incurred on or after the Closing, (iii) any undrawn amounts under any letters of credit and financial assurance bonds and (iv) any obligations under operating leases.

“Independent Accountants” means PricewaterhouseCoopers or if such firm is unwilling or unable to fulfill such role, (a) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Seller and Buyer or (b) if Seller and Buyer are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Seller and Buyer shall each select one such firm and those two (2) firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm, which such third (3rd) firm shall act as the Independent Accountants hereunder.

“Intellectual Property” means any and all intellectual property rights in any jurisdiction, including: (a) trademarks, trade names, service marks and service names and other indicia of origin, including the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and rights in software, data and documentation thereof; (c) trade secrets and confidential know-how; (d) patents; (e) internet domain name registrations and social media accounts and handles; (f) all other intellectual property and related proprietary rights, interests and protections; and (g) all applications and registrations related to any of the foregoing.

“Intended Tax Treatment” has the meaning set forth in Section 2.5(a).

“Interim Period Exceptions” has the meaning set forth in Section 6.1(a).

“IRS” means the U.S. Internal Revenue Service.

Exhibit 10

“Key Employee” means each of James Hoff, Kyle Clark, Laura Kleckley, Matthew Walton, Preston Johnson, Sean Jamieson, Scott Smith, John McComas, Alex Wilkinson and James Schaffarzick.

“Law” means any act constitution, statute, code, law (including common law), rule, or regulation, or any judgment, order, ruling, ordinance, writ, injunction, award, decision, stipulation or decree of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 4.13(a).

“Liability” means any material debts, obligations, duties, guarantees or liabilities of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), regardless of whether any such debts, obligations, duties, guarantees or liabilities would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Loss” and “Losses” means any and all losses, claims, damages, Liabilities, causes of action, litigation, administrative proceedings, administrative investigations, judgments, costs and expenses (including fines, penalties and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means any event, change, occurrence, circumstance, development, fact, effect or condition (whether or not foreseeable or known as of the Closing or covered by insurance, each an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on:

(a) the assets, financial condition, operations, results of operations or Business, taken as a whole; or

(b) the ability of Seller to consummate any transaction contemplated by this Agreement or any Transaction Documents; provided, however, that “Material Adverse Effect” shall not include any event, change, occurrence, circumstance, development, fact, effect or condition, directly or indirectly, arising out of or attributable to:

(i) general economic or political conditions;

(ii) conditions generally affecting the industries, markets or geographical area in which any member of the Company Group operates, including any change in the prices of natural gas, natural gas liquids or other commodities or the demand for related transportation and storage services;

(iii) any changes in financial or securities markets in general and any fluctuations in currency exchange rates;

(iv) local, regional, national or international political or social conditions, including acts of war (whether or not declared), armed hostilities or terrorism (including cyberterrorism), or the escalation or worsening thereof, whether or not occurring or commenced before or after the Execution Date;

Exhibit 11

(v) any national emergency or the occurrence of any other calamity or crisis, including pandemics, acts of God, earthquakes, hurricanes, tornados or other natural disasters, changes in weather or climate in general or weather-related or other force majeure events;

(vi) any changes in applicable Law or changes in accounting rules, including GAAP or regulatory accounting requirements or interpretations thereof, or any other change or effect arising out of or relating to any Proceedings before a Governmental Entity;

(vii) the negotiation, execution, public announcement (to the extent permitted by this Agreement), pendency or completion of the transactions contemplated by this Agreement;

(viii) any effect directly resulting from any communication by Buyer or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of the Company Group, including (A) losses or threatened losses of, or any adverse change in the relationship (whether contractual or otherwise) with employees, independent contractors, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with the Company Group and (B) the initiation of litigation or other administrative proceedings by any Person with respect to this Agreement or any of the transactions contemplated hereby;

(ix) any matter referenced in the Seller Disclosure Schedules as such matter exists as of the Execution Date (and without taking into account any developments, changes or evolutions of any such matter after the Execution Date);

(x) (A) the taking of any action by Seller expressly required to be taken pursuant to the terms of this Agreement, (B) the taking of any action by the Company Group prohibited under Section 6.1, which, if taken by the Company Group, would prevent or mitigate any resulting material adverse effect on the results of operations or financial condition of the Company Group taken as a whole or (C) any other action taken by Seller or the Company Group at the written request of or with the written consent (or deemed consent pursuant to Section 6.1(c)) of Buyer;

(xi) any action required to be taken by Seller or the Company Group under any Law or Proceedings by which any member of the Company Group (or any of their respective assets) is bound;

(xii) any failure, in and of itself, by any member of the Company Group to meet any internal projections or forecasts (it being understood that, with respect to this clause (xii), the facts or circumstances giving rise or contributing to such failure to meet any internal projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, subject to the other provisions of this definition);

Exhibit 12

(xiii) the fact that the prospective owner of the Company Group is Buyer;

(xiv) the application of the HSR Act (including any action or judgment arising under the HSR Act) to the transactions contemplated by this Agreement;

(xv) any seasonal changes in the results of operations of any member of the Company Group; and

(xvi) labor conditions in the industries or markets in which any member of the Company Group operates.

Provided, however, that any Effect set forth in clauses (i), (ii), (iii), (iv), and (v) above may be taken into account in determining whether a Material Adverse Effect has occurred solely to the extent such Effect has a disproportionate adverse effect on the Company Group, taken as a whole, as compared to other entities (if any) engaged in the same industries in which the Company Group operates in the same state or states in which such Effect has taken place (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Material Adverse Effect).

“Material Contract” and “Material Contracts” have the meaning set forth in Section 4.15(a).

“Mineral Interest” has the meaning set forth in Section 4.13(c).

“Minimum Base Gas” means, with respect to a Facility as of the Closing Date, an amount of Base Gas necessary to enable the Facility to satisfy at such time (and for the remainder of the then-current Season) the firm delivery obligations of the applicable Subsidiary under all applicable Firm Storage Service Agreements that constitute Material Contracts.

“Multiemployer Plan” has the meaning set forth in Section 4.16(e).

“NGA” has the meaning set forth in Section 4.18.

“NGPA” has the meaning set forth in Section 4.18.

“Nonparty Affiliate” has the meaning set forth in Section 12.12.

“Notice” has the meaning set forth in Section 12.1.

“Objection Notice” has the meaning set forth in Section 2.4(b).

“Organizational Documents” means (a) the articles or certificate of incorporation and bylaws of a corporation; (b) the certificate of formation and limited liability company agreement of a limited liability company; (c) the limited partnership agreement and a certificate of limited partnership of a limited partnership, or the partnership agreement of a general partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any Person; and (e) any amendment to any of the foregoing.

Exhibit 13

“Other Indemnitors” has the meaning set forth in Section 6.4(d).

“Outside Date” has the meaning set forth in Section 9.1(c).

“Owned Real Property” has the meaning set forth in Section 4.13(b).

“Park Transaction Agreement” means, with respect to a Facility, an agreement pursuant to which the applicable Subsidiary and a customer of such Subsidiary have agreed that the customer will deliver for injection and storage a specified volume of natural gas not utilizing firm storage capacity for a specified period of time with defined restrictions on withdrawal.

“Party” and “Parties” has the meaning set forth in the preamble to this Agreement.

“Permits” means licenses, permits, franchises, consents, registrations, approvals, clearances, variances, orders, exemptions, waivers, certificates and other authorizations granted by or from Governmental Entities.

“Permitted Encumbrances” means:

(a) liens for Taxes not yet due and payable, or that are being contested in good faith or for which adequate reserves under GAAP have been established in the Financial Statements;

(b) statutory, materialmen’s, carriers’, workers’, contractors’, subcontractors, employees’, warehousemen’s, mechanics’, repairmen’s, landlord’s and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of any member of the Company Group or securing payments not yet delinquent and for which adequate reserves have been established in accordance with GAAP;

(c) easements, rights-of-way, access agreements or other similar matters of record, or partial or common ownership interests of other parties, affecting the Real Property that do not, individually or in the aggregate, materially interfere with or impair the current use or occupancy of such Real Property or the present operation of the Business;

(d) applicable Laws and rights reserved to or vested in any Governmental Entity;

(e) zoning, building codes and other land use Laws regulating the use or occupancy of any Real Property or the activities conducted thereon which are not violated by the current use or occupancy of such Real Property or the present operation of the Business conducted thereon;

(f) the rights of lessors with respect to the Leased Real Property and the Mineral Interests and the terms of the leases relating to the Leased Real Property and the Mineral Interests;

Exhibit 14

(g) the rights of licensors and licensees under licenses (other than with respect to Intellectual Property) executed in the ordinary course of business consistent with past practice, and the terms of such licenses which do not materially impair the present use or occupancy of the Real Property or the present operation of the Business taken as a whole;

(h) any Encumbrances, defects, irregularities or other matters (i) set forth or described in the Seller Disclosure Schedules or (ii) that are discharged at or prior to Closing;

(i) any Encumbrances disclosed or shown on any survey, title insurance, title insurance report or proforma, commitment, opinion or policy made available to Buyer which do not materially interfere with the operation of the Business taken as a whole;

(j) terms and conditions of this Agreement or any other Transaction Document;

(k) utility easements and minor defects, imperfections or irregularities of record on title, none of which materially impair the use or occupancy of the Real Property or present operation of the Business;

(l) purchase money liens and liens securing rental payments under capital lease arrangements;

(m) preferential purchase rights and other similar arrangements with respect to which consents or waivers are obtained on or prior to Closing in connection with the transactions contemplated by this Agreement or as to which the time for asserting such rights has expired at the Closing Date without an exercise of such rights;

(n) Encumbrances created by Buyer or its successors and assigns;

(o) Encumbrances existing or arising under (i) the Permits, Material Contracts and Real Property Leases, (ii) this Agreement or (iii) the other Transaction Documents; and

(p) all leases or prior reservations of oil and gas and other minerals in and under, or that may be produced from, any of the lands constituting part of the Real Property (and the rights of the holders or lessees thereof) that do not materially interfere with the operation of the Business taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Information” means data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, or that is otherwise defined as “personal data,” “personally identifiable information,” “personal information,” or other analogues term under any Law.

“Post-Closing Statement” has the meaning set forth in Section 2.4(a).

Exhibit 15

“Pre-Closing Company Tax Return” has the meaning set forth in Section 10.1.

“Pre-Closing Statement” has the meaning set forth in Section 2.3.

“Pre-Closing Tax Period” means any Tax period, or portion of any Straddle Period, ending on or before the Closing Date.

“Privacy and Security Requirements” means the following, in each case to the extent relating to privacy, security or security breach notification requirements, or to the collection, use, access, modification, transfer, sale, disposal, or other processing of Personal Information or Company IT Systems and applicable to the Business: (i) all Laws; (ii) policies and notices of the Company Group or Seller and its other Affiliates (with respect to the Business); (iii) the Payment Card Industry Data Security Standard and (iv) applicable provisions of Contracts to which a member of the Company Group (or Seller or any of its other Affiliates on behalf of the Business) is a party or otherwise bound.

“Privileged Communications” has the meaning set forth in Section 12.14(a).

“Proceeding” means all proceedings, lawsuits, complaints, petitions, audits, examinations, assessments, arbitrations, mediations actions, claims, suits, charges, audit investigations, and inquiries (whether civil, criminal, administrative, judicial, investigative, whether formal or informal, and whether public or private) by or before any Governmental Entity.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchased Interests” has the meaning set forth in the recitals of this Agreement.

“Qualified Benefit Plan” has the meaning set forth in Section 4.16(d).

“R&W Binder Agreement” has the meaning set forth in Section 6.10.

“Real Property” means the Owned Real Property, the Leased Real Property and the Mineral Interests and the Rights-of-Way.

“Real Property Lease” has the meaning set forth in Section 4.13(a).

“Reasonable Efforts” means efforts which (a) are commercially reasonable, (b) are designed to enable a Party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated by this Agreement and (c) do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are reasonable in nature and amount in the context of the transactions contemplated by this Agreement; provided, that neither party shall have any obligation to expend any out-of-pocket amounts or incur any liabilities in connection with obtaining any Third Party consents required under any Contract in connection with the transactions contemplated hereby.

“Records” has the meaning set forth in Section 6.3(a).

“Related Parties” has the meaning set forth in Section 4.22.

Exhibit 16

“Release” means the releasing, spilling, emitting, leaking, pumping, pouring, emptying, escaping, dumping, injecting, depositing, abandoning, seeping, disposing, discharging, dispersing or leaching into, on or under the environment.

“Released Claims” has the meaning set forth in Section 6.19(a).

“Representatives” means (a) direct or indirect partners, employees, officers, directors, members, equity owners and counsel of a Party or any of its Affiliates or any prospective investor in or purchaser of a Party or an interest in a Party; (b) any consultant, attorney, accountant or agent retained by a Party or the parties listed in subsection (a) above; and (c) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations or acquisition activities, including any consultant retained by such bank, other financial institution or entity.

“Required Regulatory Approvals” means the expiration or termination of the applicable waiting period under the HSR Act, and any filings in respect of the foregoing.

“Resolution Period” has the meaning set forth in Section 2.4(c).

“Restricted Cash” means any cash or cash equivalent amounts that are subject to any legal or contractual restriction on the ability to freely transfer, repatriate to the U.S., distribute or use such cash for any lawful purposes, including cash deposits, cash in reserve accounts, cash escrow accounts, cash or cash equivalents held as collateral for outstanding letters of credit or other obligations, custodial cash and cash subject to a lockbox, dominion, control or similar agreement.

“Restricted Information” has the meaning set forth in Section 6.13(b).

“Retained Business” means each of the current or former businesses, operations or activities of Seller, other than the Business.

“Retained Marks” means the names, trademark service marks and trade names set forth in Schedule 6.12 of the Seller Disclosure Schedules.

“Retention Agreements” means each Key Employee’s Change in Control Retention Agreement set forth on Schedule 6.7(c) of the Seller Disclosure Schedules.

“Rights-of-Way” has the meaning set forth in Section 4.13(d).

“Rights-of-Way Agreements” has the meaning set forth in Section 4.13(d).

“R&W Policy” means the buyer-side representations and warranties insurance policy in connection with this transaction and any excess policies in conjunction therewith.

“Salt Plains” has the meaning set forth in the recitals of this Agreement.

“Salt Plains Facility” has the meaning set forth in the recitals of this Agreement.

“Salt Plains Tariff” has the meaning set forth in Section 4.18(e).

“Sanctioned Country” has the meaning set forth in Section 4.28(c).

Exhibit 17

“Sanctioned Person” has the meaning set forth in Section 4.28(c).

“Sanctions” means economic sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC, the U.S. Department of Commerce, the U.S. Department of State, or by the European Union, any European Union Member State, His Majesty’s United Kingdom, the United Nations Security Council, or any other applicable sanctions authority.

“Season” means the Winter Withdrawal Season or the Summer Injection Season, as applicable, during which the Closing occurs.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any breach of security, phishing incident, ransomware or malware attack, unauthorized processing of, or other cyber or security incident affecting or with respect to any Company IT System or data owned or processed by or on behalf of the Business.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller 401(k) Plan” has the meaning set forth in Section 6.7(f).

“Seller Affiliate” means any Affiliate of Seller.

“Seller Benefit Plan” means each Benefit Plan established, maintained, contributed to, or required to be contributed to by Seller or any of its Affiliates and under which a Business Employee or other individual service provider to the Business participates or is a beneficiary of, other than a Company Benefit Plan.

“Seller Disclosure Schedules” means the disclosure schedules of Seller attached hereto as Attachment 1.

“Seller Party” or “Seller Parties” has the meaning set forth in Section 6.10.

“Seller’s Counsel” has the meaning set forth in Section 12.13.

“Seller’s Knowledge” means the actual knowledge without any duty or obligation of inquiry or investigation of the Persons listed in Schedule 1.1(b) of the Seller Disclosure Schedules.

“Specified Tax Proceeding” has the meaning set forth in Section 10.6.

“State Commission” means the Oklahoma Corporation Commission, and any successor thereto; the Wyoming Oil & Gas Conservation Commission, and any successor thereto; or any other state or local commission, agency, or tribunal with jurisdiction over the rates for or provision of services with respect to the Facilities.

“Storage West” has the meaning set forth in the recitals of this Agreement.

“Storage West Facility” has the meaning set forth in the recitals of this Agreement.

Exhibit 18

“Storage West Tariff” has the meaning set forth in Section 4.18(d).

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Submission” has the meaning set forth in Section 2.4(c).

“Subsidiary” and “Subsidiaries” has the meaning set forth in the recitals of this Agreement.

“Subsidiary Interests” has the meaning set forth in Section 4.4.

“Substantial Capital Projects” has the meaning set forth in Section 4.21.

“Successor Benefit Plan” has the meaning set forth in Section 6.7(e).

“Summer Injection Season” means the period beginning April 1 of a calendar year and ending October 31 of such calendar year.

“Target Working Capital” has the meaning set forth on Schedule 2.4(a) of the Seller Disclosure Schedules.

“Tariff” means, as applicable, the Storage West Tariff and the Salt Plains Tariff.

“Tax” or “Taxes” means any (a) taxes, withholdings, fees, levies, imposts, duties, assessments or other governmental charges in the nature of a tax imposed by any Governmental Entity, including all gross or net income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, equity, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other similar governmental charge in the nature of a tax, together with any interest, penalty or addition thereto, and (b) Losses in respect of any items described in the foregoing clause (a) payable by reason of contract, assumption, transferee or successor Liability, operation of Law or otherwise.

“Tax Proceeding” means any audit or administrative or judicial Proceedings with respect to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” has the meaning set forth in Section 9.1.

“Territory” means anywhere within a two hundred fifty (250) mile radius of any of the Facilities.

“Third Party” means any Person other than (a) Seller or any Seller Affiliate or (b) Buyer or any of its Affiliates.

Exhibit 19

“Trade Controls” has the meaning set forth in Section 4.28(a).

“Transaction Documents” means, this Agreement, the Assignment of Purchased Interests, the Transition Services Agreement, the Equity Commitment Letters, the Guaranty and each other agreement, certificate document and instrument required to be executed in accordance with this Agreement.

“Transfer Taxes” has the meaning set forth in Section 10.4.

“Transition Services Agreement” has the meaning set forth in Section 8.2(c).

“Treasury Regulations” means the final or temporary regulations promulgated under the Code by the Treasury Department of the United States.

“Union” means any labor union, labor organization, works council, or employee representative.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, as well as any similar Laws.

“Willful Breach” means, with respect to either Party, (a) a willful or deliberate breach of this Agreement that is a consequence of an act undertaken or failed to be taken by the breaching Party, which act or failure to act constitutes in and of itself a material breach of this Agreement, and which was undertaken with the actual knowledge of such Party that, that the taking, or failing to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement or (b) the failure by such Party to consummate the transactions contemplated hereby after all conditions to such Party’s obligations in Article 7 have been and remain satisfied or waived in accordance with the terms of this Agreement (other than those conditions which by their terms can only be satisfied simultaneously with the Closing but which would be capable of being satisfied at Closing if Closing were to occur); provided that notwithstanding anything to the contrary in this Agreement, in no event shall a Party be in “Willful Breach” if the other Party is in material breach of this Agreement at the time this Agreement is terminated.

“Winter Withdrawal Season” means the period beginning November 1 of a calendar year and ending March 31 of the immediately following calendar year.

Exhibit 20

Exhibit B

FORM OF ASSIGNMENT OF PURCHASED INTERESTS

[Attached.]

Exhibit 1

Exhibit C

FORM OF TRANSITION SERVICES AGREEMENT

[Attached.]

Exhibit 1

Exhibit D

R&W BINDER AGREEMENT

[Attached.]

Exhibit 1

Exhibit E

ACCOUNTING PRINCIPLES

[Attached.]

Exhibit 1

Exhibit F

SEVERANCE PAYMENT

[Attached.]

Exhibit 1

Attachment 1

SELLER DISCLOSURE SCHEDULES

[Attached.]

Attachment 1

Attachment 2

BUYER DISCLOSURE SCHEDULES

[Attached.]

Attachment 1